  As filed with the Securities and Exchange Commission on March 14, 2002


                                           Registration Statement No. 333-45950

-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              ------------------

                             AMENDMENT NO. 6

                                      To
                                   Form S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                              ------------------

                            Plumtree Software, Inc.
            (Exact name of Registrant as specified in its charter)

            California
    (prior to reincorporation)
             Delaware                              7372                         94-3249110
      (after reincorporation)          (Primary Standard Industrial          (I.R.S. Employer
  (State or Other Jurisdiction of       Classification Code Number)        Identification Number)
  Incorporation or Organization)

                              ------------------

                              500 Sansome Street
                            San Francisco, CA 94111
                                (415) 263-8900
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                              ------------------

                                  John Kunze
                     President and Chief Executive Officer
                            Plumtree Software, Inc.
                              500 Sansome Street
                            San Francisco, CA 94111
                                (415) 263-8900
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                              ------------------

                                  Copies to:

      Kurt J. Berney, Esq.                       Stanton D. Wong, Esq.
       Caine T. Moss, Esq.                        Paul C. McCoy, Esq.
      Daniel W. Cohen, Esq.                     Jennifer M. Lurie, Esq.
      Mark E. Farrell, Esq.                      Pillsbury Winthrop LLP
Wilson Sonsini Goodrich & Rosati,                    P.O. Box 7880
              P.C.                        San Francisco, California 94120-7880
       650 Page Mill Road                            (415) 983-1000
   Palo Alto, California 94304
         (650) 493-9300

                              ------------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                              ------------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and ExchangeCommission is effective. This           +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               Subject to Completion. Dated March 14, 2002.


                                5,000,000 Shares

    [LOGO]                  Plumtree Software, Inc.

                                  Common Stock

                                  ----------

  This is an initial public offering of shares of common stock of Plumtree Software, Inc. All of the 5,000,000 shares of common stock are being sold by Plumtree.

  Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $13.00 and $15.00. Plumtree has applied for quotation of its common stock on the Nasdaq National Market under the symbol "PLUM."

  See "Risk Factors" beginning on page 7 to read about certain factors you should consider before buying shares of the common stock.

                                  ----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  ----------

                                                     Per Share        Total
                                                     ---------        -----
Initial public offering price.....................    $            $
Underwriting discount.............................    $            $
Proceeds, before expenses, to Plumtree............    $            $

  To the extent that the underwriters sell more than 5,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 750,000 shares from Plumtree at the initial public offering price less the underwriting discount.

                                  ----------

  The underwriters expect to deliver the shares against payment in New York,
New York on      , 2002.

Goldman, Sachs & Co.

                                    JPMorgan

                                                             RBC Capital Markets

                                  ----------

                         Prospectus dated      , 2002.

   [Near the center of the inside cover page is a view of version 4.5 of the Plumtree Corporate Portal computer screen snapshot. At the bottom of the inside cover page is the text "The Plumtree Corporate Portal integrates Gadget Web Services to give users personalized destination for information and services." Near the center of the inside back cover page is a graphic demonstrating how the Plumtree Internet Architecture integrates applications, content and services from different applications and systems. At the top of the page are three spheres labeled, respectively, "Employees," "Partners" and "Customers." Inside each of these spheres is a symbolic representation of a trio of persons. Below the spheres is a large, blue rectangle labeled "Portal," connected to the circles by dotted arrows. Below the large rectangle are three smaller cylinders labeled, respectively, "Applications," "Content" and "Collaboration," each of which are connected to the large rectangle by dotted arrows. Each of the cylinders are bordered on both sides by vertical lines. Below the cylinder is the text "Plumtree Corporate Portal enables a broad audience of employees, partners and customers to access key applications, content and collaboration tools they need to conduct business with an organization."]

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the securities being sold in this offering, together with the consolidated financial statements and related notes appearing elsewhere in this prospectus.

                            Plumtree Software, Inc.

   We develop, market and sell corporate portal software and related services for enterprises. The Plumtree Corporate Portal allows an enterprise's employees, customers and partners to interact with different types of information and applications in one Web site and empowers users to create new information and services on the Web. Our software also supports a wide range of online business processes, so users can complete tasks more efficiently. For example, using our portal, a company's employees can use their e-mail, read competitive news or update a sales database, accessing multiple systems in one experience. Supervisors can also use our portal to assign projects and approve expenses. Similarly, a company's customers can use our portal to search for support articles, participate in an online discussion or access billing information. As a result, a company can consolidate its investments in Web-enabling critical systems, increase its return from those systems by broadening their audiences, and empower its employees, customers and partners to access these systems on their own, increasing productivity and improving service.

   We believe that the range of resources that our software can integrate and our proprietary Internet technology for performing this integration for hundreds of thousands of users, differentiate our solution and create significant value for our customers. We also provide professional services and training, maintenance and support services to our customers. Since 1997, we have licensed our portal to more than 300 customers from a broad range of industries and government, including AMR (American Airlines), Boeing, Bristol-Myers Squibb, Cadbury Schweppes plc, Duke Energy, Eli Lilly, Ford Motor Company, Ketchum, Merrill Lynch, National Institutes of Health, Pfizer, Pharmacia, Procter & Gamble, United Technologies Corporation, United States Air Force and United States Naval Air Systems Command.

   Over the past several years, the Internet has transformed business by introducing broader audiences to computing and opening enterprises to new interactions with employees, customers and partners. The Internet has also transformed software by allowing previously incompatible electronic resources from formerly isolated systems to be integrated by private and public networks. As a result, the volume of information and the number of software applications available through the Internet has increased dramatically, prompting many organizations to invest in portal software that can combine an organization's most important information and applications into a single, personalized Web experience. However, there have been few solutions for integrating in one Web experience a wide range of resources from other systems. Attempts to develop in-house solutions often are costly, require significant resources and time, and provide limited functionality. Established software vendors are Web-enabling their own software applications, but often face architectural limitations when attempting to integrate data and services from other software applications. These vendors are unlikely to support access to data or services provided by an application from a competing vendor. For these reasons we believe there is a significant market opportunity for an independent supplier of commercial portal software.

   Our solution consists of the Plumtree Corporate Portal and Plumtree Gadget Web Services. The Plumtree Corporate Portal's document directory integrates content from a wide range of repositories such as file systems, Web sites and document databases. Gadget Web Services integrate into the portal interactive components from a wide range of enterprise applications from vendors such as Siebel, SAP and IBM. The portal combines these resources in personalized pages and in group pages known as communities. Plumtree also plans to release two new products in the first quarter of 2002: the Plumtree Collaboration Server, which is designed to allow portal users to collaborate on projects within the portal, and the Plumtree Studio Server, which is designed to allow portal administrators to build new Gadget Web Services for the portal without coding. Our solution is based on infrastructure for integrating information and applications on an enterprise scale using Internet protocols.

   Our objective is to lead the corporate portal market with the most innovative technology and the most satisfied customers. Key elements of our strategy include:

  . Establish the Plumtree Corporate Portal as an enterprise platform;

  . Expand alliances with technology vendors and systems integrators; and

  . Increase our market share among industry-leading customers.

   For the year ended December 31, 2001, we had total revenue of $80.2 million and incurred net losses of $7.8 million. As of December 31, 2001, we had an accumulated deficit of $41.9 million. Our most recent quarter ending December 31, 2001, we had total revenue of $22.4 million and had net income of $295,000, excluding amortization of stock-based compensation and acquired technology.

                             Corporate Information

   We will be incorporated in Delaware upon the execution of this offering. Our principal executive offices are located at 500 Sansome Street, San Francisco, California 94111, and our telephone number at this location is (415) 263-8900. Our Web site is www.plumtree.com. The information on our Web site does not constitute part of this prospectus.

                                  The Offering

 Common stock offered.......................  5,000,000 shares

 Common stock to be outstanding after the
  offering..................................  29,213,954 shares

 Use of proceeds............................  For working capital and other general corporate purposes. In
                                              addition, we may use a portion of
                                              the net proceeds to acquire
                                              complementary products,
                                              technologies or businesses.

 Proposed Nasdaq National Market symbol.....  PLUM

   The number of shares of common stock to be outstanding after this offering is based on the number of securities outstanding as of December 31, 2001 and excludes:

  . 8,299,748 shares issuable upon exercise of options outstanding at a weighted average exercise price of $4.09 per share;

  . 8,911,300 additional shares available for future issuance under our 2002 and 1997 stock option plans;

  . 2,000,000 shares available for future issuance under our 2002 employee stock purchase plan;

  . 400,000 shares available for future issuance under our 2002 director option plan; and

  . 264,448 shares issuable upon exercise of warrants outstanding at a weighted average exercise price of $2.23 per share.

                                ----------------

   Unless otherwise indicated, information in this prospectus assumes:

  . our reincorporation into the State of Delaware;

  . the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering; and

  . no exercise of the underwriters' over-allotment option.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

                                              Year Ended December 31,
                                          -----------------------------------
                                           1998     1999      2000     2001
                                          -------  -------  --------  -------
Consolidated Statements of Operations
 Data:
Revenue.................................. $   181  $ 3,354  $ 34,143  $80,174
Gross margin.............................     162    2,107    20,758   62,350
Loss from operations.....................  (3,810)  (6,879)  (22,046)  (7,132)
Net loss.................................  (3,782)  (7,030)  (21,683)  (7,805)
Net loss per common share, basic and
 diluted................................. $ (1.08) $ (1.78) $  (3.97) $ (1.21)
Pro forma net loss per common share,
 basic and diluted (unaudited)...........                             $ (0.34)
Weighted average common shares
 outstanding, basic and diluted..........   3,509    3,944     5,461    6,458
Pro forma weighted average shares
 outstanding, basic and diluted
 (unaudited).............................                              23,038

                                                       December 31, 2001
                                                 -----------------------------
                                                                    Pro Forma
                                                 Actual  Pro Forma As Adjusted
                                                 ------- --------- -----------
                                                              (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents....................... $24,040  $24,040   $ 88,390
Working capital.................................   3,769    3,769     68,119
Total assets....................................  51,260   51,260    115,610
Long-term capital lease obligations, net of
 current portion................................     103      103        103
Total stockholders' equity .....................  11,443   11,443     75,793

                                ----------------

   The balance sheet data is shown on a pro forma basis to give effect to:

  . the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering.

   The balance sheet data is shown on a pro forma as adjusted basis to give effect to:

  . the sale of the 5,000,000 shares of common stock that we are offering under this prospectus at an assumed initial public offering price of $14.00 per share and after deducting the estimated underwriting discount and estimated offering expenses.

                                  RISK FACTORS

   You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occur, our business could be harmed, the trading price of our common stock could decline, and you may lose all or part of your investment.

                         Risks Relating to Our Business

We have a short operating history, which limits your ability to evaluate our business and operating results and may increase the risk of your investment.

   Our short operating history makes the evaluation of our business operations and our prospects difficult. We were founded in 1996 and began offering version
1.0 of our corporate portal product in March 1998. Version 4.5 of our portal was released in September 2001. We cannot predict whether this version of our portal will be successful. We have derived all of our revenue from licensing our Plumtree Corporate Portal and related products and services. Before buying our common stock, you should consider the risks and difficulties frequently encountered by early stage companies such as ours in new and rapidly evolving markets, particularly those companies whose businesses depend on the Internet. These risks and difficulties include:

  . potential fluctuations in operating results and uncertain growth rates;

  . limited market acceptance of our products;

  . concentration of our revenue in a single product;

  . our need to expand our direct sales forces and indirect sales channels, particularly for international markets;

  . our need to manage rapidly expanding operations; and

  . our need to attract, train and retain qualified personnel.

We have a history of losses, and we may never achieve or sustain profitability, which would have a harmful effect on our business and the value of our common stock.

   We have incurred substantial net losses in each year since our inception in July 1996. For the years ended December 31, 2000 and 2001, we incurred net losses of approximately $21.7 million and $7.8 million, respectively. As of December 31, 2001, we had an accumulated deficit of approximately
$41.9 million.

   Given the level of our planned operating and capital expenditures, we may incur losses and negative cash flows for the foreseeable future. If our revenue does not continue to increase or if our expenses increase at a greater pace than our revenue, we will never become profitable on an annual basis. Our ability to increase revenue and achieve and sustain profitability also will be affected by other risks and uncertainties described in this section and in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our failure to become profitable on an annual basis or to remain profitable would have a harmful effect on our business and the value of our common stock.

Because our quarterly operating results are volatile and difficult to predict, our operating results in one or more future periods are likely to fluctuate significantly, and if we fail to meet the expectations of securities analysts or investors, our stock price could decline significantly.

   As a result of our limited operating history and the emerging nature of the market in which we compete, our quarterly operating results have varied significantly in the past and are likely to vary significantly in the future. Our success depends upon our ability to continue to increase sales of our products and services to our new and existing customers. Our license revenue is comprised substantially of one-time license fees. As a result, we will be required to regularly and increasingly sign additional customers with substantial license fees on a timely basis to realize comparable or increased license revenue.

   Our services and maintenance revenue historically has been comprised almost entirely of installation, modification and consulting fees and support and maintenance fees. Our services revenue has lower gross margin than our license revenue. If the percentage of our services revenue increases compared to the percentage of license revenue, our profitability would be impaired. Our maintenance contracts are generally renewable for 12-month periods. If our customers elect not to renew their maintenance contracts, our revenue could decline.

   We expect to continue to experience significant fluctuations in our results of operations due to a variety of factors, some of which are outside of our control, including:

  . introduction of products and services and enhancements by us and our competitors;

  . competitive factors that affect our pricing;

  . the timing and magnitude of our capital expenditures, including costs relating to the expansion of our operations within the United States and internationally; and

  . the size and timing of customer orders and deployments, particularly large orders and deployments, some of which may represent more than 10% of total revenue during a particular quarter.

   As a result of these factors and other factors described in this prospectus, we believe that quarter-to-quarter comparisons of our revenue and operating results are not necessarily meaningful, and that these comparisons may not be accurate indicators of future performance. Because our staffing and operating expenses are based on anticipated revenue levels, and because a high percentage of our costs are fixed, small variations in the timing of the recognition of specific revenue could cause significant variations in operating results from quarter to quarter. If we are unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, any significant revenue shortfall would likely have an immediate negative effect on our operating results. If our operating results in one or more future quarters fail to meet the expectations of securities analysts or investors, we would expect to experience an immediate and significant decline in the trading price of our stock.

Because our quarterly results often depend on a small number of large orders, if we were unable to complete one or more of these orders during any future period, our quarterly operating results and the trading price of our stock could be harmed.

   We derive a significant portion of our software license revenue in each quarter from a small number of relatively large orders. For example, in the quarter ended December 31, 2001, our top 10 customers accounted for approximately 60% of our license revenue. Similarly, in each quarter over the last two years, generally a different customer has represented at least 10% of our total quarterly revenue. Our operating results and stock price could be harmed if we were unable to complete one or more substantial license sales during any future quarterly period.

Our business currently depends on revenue related to our flagship product, the Plumtree Corporate Portal, and if the market does not increasingly accept this product and related products and services, our revenue may decline.

   We generate our revenue from licenses of the Plumtree Corporate Portal and related products and services, including Plumtree Gadget Web Services, the building blocks from which users assemble a personalized Web page. We expect that our portal product, and future upgraded versions of this product, will continue to account for a large portion of our revenue in the foreseeable future. Our future financial performance will depend on increasing acceptance of our current product and on the successful development, introduction and customer acceptance of new and enhanced versions of our product. For example, our future success depends in part on the widespread market acceptance of version 4.51 of our portal product, planned for commercial release in the first half of 2002. If future versions of our products and services, including version 4.51 of the Plumtree Corporate Portal, do not gain market acceptance when released commercially, or if we fail to deliver the product enhancements that customers want, demand for our products and services, and our revenue, may decline.

Our efforts to establish and maintain the Plumtree Corporate Portal as an enterprise-wide platform may fail and, as a result, our revenue may not increase and our ability to compete successfully may be impaired.

   We have expended, and plan to continue to expend, significant resources to establish our portal as an enterprise-wide platform for integrating an organization's diverse systems and applications. To succeed, we must develop and market both enhancements to our Plumtree Corporate Portal and new products and services that expand its functionality. The Plumtree Collaboration Server and the Plumtree Studio Server, each planned for commercial release in the first quarter of 2002, are our most significant new product developments since the introduction of the Plumtree Corporate Portal. These and other new products may not achieve widespread market acceptance.

   Even if we are successful in establishing our portal as an enterprise-wide platform, we face, among others, the following risks:

  . We will likely face new and in many cases larger competitors, and some of our current system integrators and technology partners with whom we work closely may come to view our new products and services as competitive.

  . In order to remain competitive, we must increase the number of systems and applications that can be integrated into our portal platform as Web services, which will increasingly strain our development and support infrastructure and may require us to add significant additional personnel.

Our sales and implementation cycles are long, unpredictable and subject to seasonal fluctuations, making it difficult to accurately forecast our revenue and causing it to fluctuate, which could harm our operating results.

   As a result of our limited operating history and the emerging nature of the market in which we compete, the typical sales cycle of our portal product is long and unpredictable. A successful sales cycle may last six months or longer, and typically includes presentations to both business and technical decision makers, often requiring us to expend substantial resources educating prospective customers about the benefits of our software to their business. The implementation of our product can be time-consuming and often involves a significant commitment of resources by prospective customers. Our sales cycle is also affected by a number of other factors, over some of which we have little or no control, including the business conditions of each prospective customer, seasonal fluctuations as a result of customers' fiscal year budgeting and purchasing cycles and the selection and performance of our technology and of our technology partners, systems integrators and resellers, any of which could harm our operating results.

We depend on technology licensed from third-party software developers and our ability to develop and sell our products and services could be delayed or impaired if we fail to maintain these license arrangements.

   We incorporate into our products third-party software that enables their functionality. This third-party software may not continue to be available on commercially reasonable terms or with acceptable levels of support, or at all. Some of these third-party software developers offer products that compete with the Plumtree Corporate Portal and our other products. Our loss of or inability to maintain these software licenses could delay or impair the sale of our products and services until equivalent software, if available, is identified, licensed or developed, and integrated, which could adversely affect our business and impair our future growth.

We depend on our direct sales force to sell our products, and if we fail to hire and train new sales personnel, our future growth will be impaired.

   We sell our products primarily through our direct sales force and we expect to continue to do so in the future. Our ability to achieve revenue growth in the future will depend on our ability to recruit, train and retain qualified direct sales personnel. We have in the past and may in the future experience difficulty in recruiting qualified sales personnel. Our inability to rapidly and effectively expand our direct sales force could impair our growth and cause our stock price to fall.

If we are unable to establish and maintain relationships with systems integrators and resellers, our ability to market, sell and deploy our products and services will harmed.

   We have relationships with a large number of systems integrators and resellers, such as Accenture, Cap Gemini Ernst & Young and Computer Sciences Corporation. We rely significantly on these parties to market and sell our products and to provide rapid and comprehensive deployment of our products. These relationships are a key factor in our overall business strategy and involve a number of risks, including:

  . Systems integrators and resellers may not view their relationships with us as valuable or significant to their own businesses. The related arrangements typically may be terminated by either party with limited notice and in some cases are not covered by a formal agreement.

  . Systems integrators may attempt to market their own products and services rather than ours.

  . Our competitors may have stronger relationships with these parties and, as a result, these system integrators and resellers may recommend a competitor's products and services over ours.

  . Under our co-deployment model, we rely on our system integrators' and resellers' employees to perform standard implementations. If we fail to work together effectively, or if these parties perform poorly, our reputation may be harmed and deployment of our products may be delayed or performed inadequately.

  . If we lose our relationships with our systems integrators and resellers, we will not have the personnel necessary to deploy our products effectively, and we will need to commit significant additional sales and marketing resources in an effort to reach the markets and customers served by these parties.

If our alliances with technology providers are discontinued, our future growth will be impaired.

   We have relationships with technology providers, such as Microsoft and Documentum, to provide our customers with support of many applications and services. Although these relationships are a key factor in our overall business strategy, our alliance members may not view their relationships with us as significant to their own businesses. A number of our competitors may have stronger relationships with these technology and content vendors and, as a result, these alliance members may be more likely to support our competitors' products and services over ours. In addition, our technology providers may offer products and services that are competitive to ours. Our arrangements generally do not establish minimum performance requirements but instead rely on voluntary efforts. In addition, most of our agreements with these entities may be terminated by either party with limited notice. In some cases these arrangements are not covered by a formal agreement. We currently invest significant resources to develop these alliances and plan to continue to do so. If we are unable to maintain our existing relationships or fail to enter into additional relationships, our ability to increase our sales could be harmed, and we could also lose anticipated customer introductions and co-marketing benefits. Even if we succeed in establishing and maintaining these relationships, they may not result in additional customers or revenue.

If our software contains errors, we may lose customers or experience reduced market acceptance of our products.

   Our software products are inherently complex and may contain defects and errors that are detected only when the product is in use. The latest version of our portal product, version 4.5, has only recently been released, which increases the risk of undetected defects or errors. It is also possible that our products scheduled for commercial release in the first quarter of 2002, the Plumtree Collaboration Server and the Plumtree Studio Server, as well as version 4.51 of our corporate portal product scheduled for commercial release in the first half of 2002, may contain undetected defects or errors that are discovered after release. In addition, third-party software that we incorporate into our portal product, or with which we integrate to deploy our solution, has contained, and may in the future contain, defects or errors. Some of our Plumtree Corporate Portal customers require, or may require, enhanced modifications of our software for their specific needs. Modifications may increase the likelihood of undetected defects or errors. Further, we often render implementation, consulting and other technical services, the performance of which typically involves working with sophisticated software, computing and networking systems. As a result of product defects or our failure to meet project milestones for services, we may lose customers, customers may not implement our products more broadly within their organization, we may experience reduced market acceptance of our products, and we may be subject to product liability claims by our customers.

If we are unable to develop products that are compatible and can be integrated with a large variety of hardware, software, database and networking systems, our ability to attract and retain customers will be harmed.

   The Plumtree Corporate Portal is designed to support a broad set of software applications and online services through Plumtree Gadget Web Services. To gain broad market acceptance, we believe that we must support an increased number of applications and services in the future. If the underlying applications and services are upgraded or changed, maintaining this support may be difficult or impossible. If we are unable to support an increased number of applications and services in the future or if we are unable to maintain compatibility with these systems, our ability to attract and retain customers will be harmed.

If we do not expand our customer base, we may be unable to increase our revenue and our stock price will likely decline.

   The market for corporate portal software is newly emerging and there can be no assurance that additional customers will adopt our products. Accordingly, we cannot accurately estimate the potential demand for our products and services. We believe that market acceptance of our products and services depends principally on our ability to:

  . enhance our portal solution to meet changing customer demand;

  . effectively market the Plumtree Corporate Portal and related products and services;

  . hire, train and retain a sufficient number of qualified sales and marketing personnel;

  . provide high-quality and reliable customer support for our products;

  . distribute and price our products and services to be more appealing to customers than those of our competitors or of our customers' internally-developed solutions;

  . develop a favorable reputation among our customers, potential customers and participants in the software industry who can serve as reference accounts for our products and services; and

  . withstand downturns in general economic conditions or conditions that slow corporate spending on software products.

   Some of these factors are beyond our control. If our customer base does not expand, we may never become profitable on an annual basis.

Some of our customers are in the preliminary phase of implementing our portal product and this implementation may not proceed on a timely basis or at all.

   Some of our customers, including Amgen, Airbus, Merrill Lynch and Solectron, are currently in a pre-deployment or preliminary stage of implementing our portal product and may encounter delays or other problems in introducing it. These delays or other problems may result from matters specific to the customer and unrelated to us or our product. A customer's decision not to implement our product, or a delay in implementation, could result in a delay or loss in related revenue or otherwise harm our business and prospects. We cannot predict when any customer currently in a pilot or preliminary phase will implement broader use of our product.

Security breaches with our software may lead to unexpected capital expenditures and cause a loss in revenue and reputation.

   Our portal product is designed to facilitate the secure transmission of sensitive business information to specified parties outside the business over the Internet. This includes product information, competitive intelligence, sales and inventory data, sales reports and corporate e-mail. As a result, the reputation of our software for providing security is vital to its acceptance by customers. Problems caused by security breaches could result in loss of or delay in revenue, loss of market share, failure to achieve market acceptance, diversion of research and development resources, harm to our reputation, customer claims against us, increased insurance costs or increased service and warranty costs. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques. Moreover, our products may be even more susceptible to security breaches, since portals require the aggregation of many different Web applications on many different servers, with different security standards and protocols.

Capacity restrictions of our software could reduce the demand for and use of our products, which may limit our ability to generate license revenue.

   Our products are designed to support enterprise-wide deployments with hundreds of thousands of users. However, the maximum amount of information and the maximum number of concurrent users that our products can support in any particular deployment is uncertain. If the capacity boundaries of our products are reached, our customers may be dissatisfied, and we may lose customers or fail to gain new customers.

If we are unable to retain key personnel, our growth will be limited.

   We are highly dependent on certain members of our management staff, including, without limitation, our chief executive officer, John Kunze, our vice president of engineering, John Hogan, and our vice president of worldwide field operations, Jim Flatley. Our ability to continue to deliver products and services that are responsive to customer needs, which is critical to our success, also depends on our ability to retain several members of our engineering team. The loss of one or more of these officers or engineers may impede the achievement of our business objectives. None of our officers or key employees is bound by an employment agreement for any specific term, and no one is constrained from terminating his or her employment relationship with us at any time. In addition, since a number of our long-standing employees have most of their stock options or restricted stock vested, their economic incentive to remain in our employ may be diminished.

If we are unable to recruit and train new personnel, our operations will be disrupted and our growth impaired.

   Recruiting and retaining qualified technical personnel is critical to our success. If our business grows, we will also need to recruit a significant number of management, technical and other personnel for our business. Competition for employees in our industry is intense, particularly in Northern California where our principal offices are located. If we are not able to continue to attract and retain skilled and experienced personnel on acceptable terms, our growth may be limited due to our limited capacity to develop and market our product. We are currently recruiting personnel for technical, marketing, sales and administrative functions. Once hired, these people will need time to familiarize themselves with Plumtree and our business practices. We expect to continue to hire additional employees in order to grow our business. The integration of new personnel has resulted and will continue to result in some disruption to our ongoing operations. Our failure to complete this integration in an efficient manner could harm our business and prospects.

Managing the growth of our operations will continue to strain managerial, operational and financial resources, and if we are unable to do so our business and operating results could be harmed.

   The planned expansion of our operations will place a significant strain on our management, financial controls, operations systems, personnel and other resources. Our ability to manage our future growth, should it occur, will depend in large part upon a number of factors, including our ability to rapidly:

  . build and train our sales and marketing staff to create an expanding presence in the evolving corporate portal market, and keep them fully informed over time regarding the technical features, issues and key selling points of our product;

  . attract and retain qualified technical personnel in order to continue to develop reliable and scalable products and services that address evolving customer needs;

  . develop our customer support capacity as sales of our products increase, so that we can provide customer support without diverting resources from product development efforts; and

  . expand our internal management and financial controls significantly, so that we can maintain control over our operations and provide support to other functional areas within Plumtree as the number of our personnel and size of our organization increases.

   Our inability to achieve any of these objectives could harm our business and operating results.

We may be unable to grow our international operations, which could impair our overall growth.

   We have expanded our international operations, and we are seeking to increase the portion of our revenue that is derived from sources outside the United States. Our revenue from sales outside the United States constituted approximately 7.4% of our total revenue during 2000 and approximately 7.7% of our total revenue during 2001. If we are unable to grow our international operations, we may not generate sufficient revenue to offset the expenditures required to establish and maintain the international sales and marketing operations, which could slow or undermine our overall growth.

   We have committed substantial resources to modify our products for selected international markets, including the United Kingdom, France, Germany, Australia and Japan. We expect to continue to commit additional resources to modify our products for other select international markets and to develop our international sales and support organization. However, even if we successfully expand our international operations and successfully modify our products, there can be no assurance that we will be able to maintain or increase international market demand for our products.

   Our international operations are subject to a number of risks, including:

  . costs of modifying our products for foreign countries;

  . compliance with multiple, conflicting and changing foreign governmental laws and regulations, including intellectual property, securities and employment laws;

  . increased reliance on systems integrators and resellers abroad;

  . longer sales cycles;

  . import and export restrictions and tariffs;

  . fluctuations in foreign currency exchange rates;

  . difficulties in staffing and managing international operations;

  . greater difficulty in enforcing our intellectual property rights; and

  . greater difficulty or delay in accounts receivable collection.

Product liability claims could divert management's attention and be costly to defend.

   Our license agreements with customers and arrangements with our systems integrators and technology vendors typically contain provisions designed to limit our exposure to potential product liability claims. Not all domestic and international jurisdictions may enforce these limitations. Although we have not experienced any product liability claims to date, we may encounter this type of claim in the future. Product liability claims brought against us, whether or not successful, could divert the attention and resources of our management and key personnel, could be costly to defend and could require us to pay significant monetary damages.

If we are unable to effectively protect our proprietary rights, our competitors may be able to copy important aspects of our products or product presentations, which would undermine the relative appeal of our products to customers and reduce our sales.

   We believe that proprietary rights are important to our business. We have filed one provisional patent application and five non-provisional patent applications with the U.S. Patent and Trademark Office. However, our current or future patent applications may not be granted, and it is possible that any patents issued to us may be circumvented by our competitors or otherwise may not provide significant protection or commercial advantage to us. Similarly, our trademark, service mark and copyright rights may not provide significant protection or commercial advantage to us, and the measures we take to maintain the confidentiality of our trade secrets may not be effective.

   On November 13, 2001, we commenced an action in the District Court in The Hague against an individual, Werner Linssen, to cancel the Benelux trademark registration for "Plumtree" held by Mr. Linssen. That action is pending. In addition, we and Mr. Linssen have each commenced proceedings before the E.U.'s Office of Harmonisation of the Internal Market in opposition to each other's Community Trade Mark applications. Those proceedings have been suspended pending disposition of the Benelux action in The Hague. On November 25, 2001, we also commenced a proceeding before the Swiss Federal Institute of Intellectual Property in opposition to Mr. Linssen's trademark application for "Plumtree". This dispute could cost us significant amounts to resolve and, if we are unsuccessful, we may need to market and sell our products in these jurisdictions using a different name.

   Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our software product or technology without authorization. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as those in the United States.

   We generally enter into confidentiality or license agreements with our employees, consultants and alliance members, control access to our source code and other proprietary technology and limit distribution of our software, documentation and other proprietary information. These measures afford only limited protection and may be inadequate. Others may develop noninfringing technologies that are similar or superior to our own.

If our products employ technology that infringes the proprietary rights of others, we may be subject to infringement claims, forced to pay high prices to license technology or required to stop selling our products.

   We expect that software products, including ours, may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments expands and overlaps. Third parties may claim our products infringe their intellectual property rights. Regardless of whether these claims have any merit, they could:

  . be time-consuming to defend;

  . result in costly litigation;

  . divert our management's attention and resources;

  . require us to indemnify alliance members or customers;

  . require us to refund license fees;

  . cause product shipment delays; or

  . require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all.

   A successful claim of infringement against us or our failure or inability to license the infringed or similar technology could damage our business to the extent that we are required to pay substantial monetary damages or if, as result of a successful claim, we became unable to sell our products without redeveloping them or otherwise were forced to incur significant additional expenses.

We may be subject to misappropriation claims by former employers of our personnel, which could be costly and disruptive to our business.

   From time to time, we hire or retain employees or consultants who have worked for independent software vendors or other companies developing products similar to those offered by us. Those prior employers may claim that our products are based on their products and that we have misappropriated their intellectual property. Any claims of that variety, with or without merit, could cause a significant diversion of management attention, result in costly and protracted litigation, cause product shipment delays, require us to indemnify our alliance members and customers, require us to refund license fees or require us to enter into royalty or licensing agreements. Those royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could harm our business.

Acquisitions of companies or technologies may result in disruptions to our business and management due to difficulties in assimilating personnel, acquired products and technology and operations.

   We have made and in the future may make acquisitions or investments in other companies or technologies. We may not realize the anticipated benefits of any acquisitions or investments we undertake. For instance, we made three small acquisitions in 2001. Acquisitions such as these require us to assimilate the operations, products, technology and personnel of the acquired businesses and train, retain and motivate key personnel from the acquired businesses. We may be unable to maintain uniform standards, controls, procedures and policies if we fail in these efforts. Similarly, acquisitions may cause disruptions in our operations and divert management's attention from day-to-day operations, which could impair our relationships with our current employees, customers and strategic partners. In addition, our profitability may suffer because of acquisition-related costs or impairment costs for acquired goodwill and other intangible assets, or undisclosed liabilities of the acquired business. The terms of our existing Silicon Valley Bank loan and security agreement restrict our ability to acquire other companies or their assets.

If we are required to raise additional funds, we may be unable to obtain these funds on terms acceptable to us or at all.

   The expansion and development of our business will require significant capital to fund our operating expenses, working capital needs and capital expenditures. During the next 18 months, we expect to meet our cash requirements with existing cash and cash equivalents and short-term investments, the net proceeds from this offering, cash flow from sales of our product and services and proceeds from existing and future working capital lines of credit and other borrowings. Our failure to generate sufficient cash flows from sales of products and services or to raise sufficient funds may require us to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities.

   Future equity or debt financing may not be available to us on favorable terms or at all. The terms of our existing loan agreement with Silicon Valley Bank limit our ability to incur additional indebtedness. Future borrowing instruments, such as credit facilities and lease agreements, are also likely to contain restrictive covenants and will likely require us to pledge assets as security for borrowings under those future arrangements. If we raise additional funds through the issuance of equity securities, the issuance could result in substantial dilution to existing stockholders. Our inability to obtain additional capital on satisfactory terms may result in a delay or failure to develop and enhance our products, acquire new technologies or businesses, expand operations and hire and train employees.

                         Risks Relating to Our Industry

Intense competition and consolidation in our industry could limit our ability to attract and retain customers.

   The market for our products is intensely competitive and highly fragmented, characterized by rapid technological change, evolving industry standards, changes in customer needs, and new product introductions and improvements. Our current competitors include established software vendors that are Web-enabling their applications or are building infrastructure software, emerging companies offering competitive products and companies choosing to build their own solutions. Some of our large competitors may expand their competitive product offerings through acquisitions. For example, SAP expanded its competitive offerings through its acquisition of TopTier in March 2001. Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition, a broader range of products and a larger installed customer base, any of which could provide them with a significant competitive advantage. In addition, new competitors, or alliances among existing and future competitors, may emerge and rapidly gain significant market share. Some of our competitors, particularly established software vendors, may also be able to provide customers with products and services comparable to ours at lower overall prices, at aggressively reduced prices in an effort to increase market share or as part of a broader software package they are selling to a customer. We may be unable to match competitors' prices or price reductions, and we may fail to win customers that choose to purchase a portal solution as part of a broader software and services package. If we cannot compete successfully against current and future competitors, we may be unable to attract and retain customers. Increased competition could also result in price reductions for our products and lower profit margins and reduced market share, any of which could harm our business, results of operations and financial condition.

Downturns in the software market may decrease our revenue and margins.

   The market for our products depends on economic conditions affecting the broader software market. Downturns in the economy may cause businesses and governments to delay or cancel corporate portal projects, reduce their overall information technology budgets or reduce or cancel orders for our products. In this environment, customers may experience financial difficulty, fail to or defer the budget for the purchase of our products or cease operations. This, in turn, may lead to longer sales cycles, delays in payment and collection, and price pressures, causing us to realize lower revenues and margins. In particular, capital spending in the information technology sector generally has decreased in the past 18 months, and many of our customers and potential customers have experienced declines in their revenues and operations. In addition, the terrorist acts of September 11, 2001 have created an uncertain economic environment and we cannot predict the impact of these events, any future terrorist acts or any related military action, on our customers or business. We believe that, in light of these events, some businesses and governments may curtail or eliminate capital spending on information technology. If capital spending in our markets declines, it may be necessary for us to gain significant market share from our competitors in order to achieve our financial goals and achieve and maintain profitability.

Our failure to introduce new products and enhancements in a timely manner will make market acceptance of our products less likely.

   New products, platforms and language support can require long development and testing periods. Any delays in developing and releasing new products could harm our business. New products or enhancements may not be released according to schedule or may contain defects when released. For example, version 4.5 of the Plumtree Corporate Portal has been released only very recently, which increases the risk of undetected defects or errors. Product release delays or product defects, including release delays or defects in the Plumtree Collaboration Server or the Plumtree Studio Server, which are scheduled for commercial release in the first quarter of 2002, or in version 4.51 of the Plumtree Corporate Portal, which is scheduled for commercial release in the first half of 2002, could result in adverse publicity, loss of sales, delay in market acceptance of our products or customer claims against us, any of which could harm our business. We may be unable to successfully develop and market product enhancements or new products that respond to these technological changes, shifting customer tastes or evolving industry standards, and may experience difficulties that could delay or prevent the successful development, introduction and marketing of these products. If we are unable to develop and introduce new products or enhancements of existing products in a timely manner or if we experience delays in the commencement of commercial shipments of new products and enhancements, our ability to attract and retain customers will be harmed.

If we fail to manage technological change, demand for our products and services will drop and our revenue will decline.

   The market for corporate portals is still in an early stage of development and is characterized by rapidly changing technology, evolving industry standards, frequent new service and product introductions and changes in customer demands. Our future success will depend to a substantial degree on our ability to offer products and services that incorporate leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. You should be aware that:

  . our technology or systems may become obsolete upon the introduction of alternative technologies;

  . the technological life cycles of our products may end abruptly and, in any event, are difficult to estimate;

  . we may not have sufficient resources to develop or acquire new technologies or to introduce new services capable of competing with future technologies or service offerings; and

  . the price of the products and services we provide may decline as rapidly as, or more rapidly than, the price of any competitive alternatives, particularly if the unique features of our products become widely adopted through new technologies.

   We may not be able to effectively respond to the technological requirements of the changing market for corporate portals. To the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of those technologies and equipment are likely to continue to require significant capital investment by us. We may not have sufficient capital for these purposes in the future. Even if we successfully raise capital to develop new technologies, investments in these technologies may not result in commercially viable technological processes, or there may not be commercial applications for those technologies. If we do not develop and introduce new products and services, and achieve market acceptance in a timely manner, demand for our products and services will drop and our revenue will decline.

If we fail to adequately address our customer support demands, our ability to attract and retain customers will suffer.

   We expect that our customers increasingly will demand additional information and reports with respect to the services we provide. To meet these demands, we must develop and implement expanded customer support services to enable future sales growth. In addition, if we are successful in implementing our marketing strategy, we expect the demands on our technical support resources to grow rapidly, and we may experience difficulties in responding to customer demand for our services and providing technical support in accordance with our customers' expectations. We expect that these demands will require not only the addition of new management personnel, but also the development of additional expertise by existing management personnel and the establishment of long-term relationships with third-party service vendors. If we are unable to address these customer demands, our ability to attract and retain customers will suffer.

                         Risk Relating to this Offering

Future sales of common stock could depress our stock price.

   We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will depress the market price for our common stock or adversely affect our ability to raise capital by offering equity securities. Sales of substantial amounts of common stock, or the perception that these sales could occur, may depress prevailing market prices for the common stock.

   After this offering, approximately 29,213,954 shares of common stock will be outstanding. All of the shares sold in this offering will be freely tradeable except for any shares purchased by affiliates of Plumtree. The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will be available for sale in the public market as follows:


   Date of Availability for Sale                              Number of Shares
   -----------------------------                              ----------------
   As of the date of this prospectus.........................         6,586
          , 2002 (90 days after the date of this
    prospectus)..............................................             0
          , 2002 (180 days after the date of this
    prospectus)..............................................    23,849,774
   At various times thereafter upon expiration of applicable
    holding periods..........................................       357,594


   Goldman, Sachs & Co. may release all or a portion of the shares subject to lock-up agreements at any time without notice.

Stock prices of software companies are especially volatile, and this volatility may depress our stock price.

   We cannot predict the extent to which investor interest in Plumtree will lead to the development of a trading market or how liquid that market might become. Before this offering, there has been no public market for our common stock. We intend to list the common stock on the Nasdaq National Market. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The stock market has experienced significant price and volume fluctuations and the market prices of securities of software companies have been highly volatile. You may not be able to resell your shares at or above the initial public offering price or at all.

   In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against the company. The institution of this type of litigation against us could result in substantial costs and a diversion of our management's attention and resources, which could harm our business and prospects.

Our stock ownership will continue to be concentrated in the hands of management and existing stockholders, which could adversely affect our business and depress our stock price.

   Upon completion of this offering, our present directors, executive officers and principal stockholders as a group will beneficially own approximately 45% of the outstanding common stock (43% if the underwriters' over-allotment option is exercised in full). Accordingly, if all or particular stockholders were to act together, they would be able to exercise significant influence over or control the election of our board of directors, the management and policies of our company and the outcome of particular corporate transactions or other matters submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.


Anti-takeover provisions in our certificate of incorporation and bylaws could discourage or prevent an acquisition of our company, and could affect the price of our common stock.

   Provisions of the certificate of incorporation and bylaws that we intend to adopt before the closing of this offering may inhibit changes of control that are not approved by our board of directors. These include provisions classifying our board of directors, prohibiting stockholder action by written consent and requiring advance notice for nomination of directors and stockholders' proposals. In addition, as a Delaware corporation, we will be subject to Section 203 of the Delaware General Corporation Law which, in general, prevents an interested stockholder, defined generally as a person owning 15% or more of the corporation's outstanding voting stock, from engaging in a business combination, as defined, for three years following the date that person became an interested stockholder unless specified conditions are satisfied. Our certificate of incorporation and bylaw provisions and Delaware law could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at prices above the then-current fair market value of our common stock, that could result from takeover attempts. In addition, our certificate of incorporation will allow our board of directors to issue, without further stockholder approval, preferred stock that could have the effect of delaying, deferring or preventing a change in control. The issuance of preferred stock also could adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. The provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, may have the effect of discouraging or preventing an acquisition, or disposition of, our business. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Our management has broad discretion over the use of proceeds from this offering, and the failure of management to apply these funds effectively could seriously harm our business and results of operations.

   We have not determined and cannot predict in which, if any, of our existing or future opportunities we will ultimately invest. Therefore, we have broad discretion as to how we spend the proceeds from this offering, and stockholders may not agree with how we use the proceeds. We may not be successful in using the proceeds from this offering in ways that will yield favorable results.

                 SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

   Some of the matters discussed under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, including, among other things:

  . implementing our business strategy;

  . attracting and retaining customers and employees;

  . obtaining and expanding market acceptance of the products and services we offer;

  . forecasts of Internet usage and the size and growth of relevant markets;

  . rapid technological changes in our industry and relevant markets; and

  . competition in our market.

   In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under the caption "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds of approximately $64.4 million from the sale of shares of our common stock in this offering. If the underwriters exercise their over-allotment option in full, we estimate that we will receive total net proceeds of approximately $74.1 million. These net proceeds amounts are based upon an assumed initial public offering price of $14.00 per share and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

   The principal purposes of this offering are to obtain additional capital to facilitate future access by us to public equity markets and to provide increased visibility and credibility in the marketplace. We intend to use the net proceeds of this offering for working capital and other general corporate purposes including research and development activities, such as developing and marketing enhancements to the Plumtree Corporate Portal as well as new products and services that expand its functionality. We may also use a portion of the net proceeds to acquire complementary products, technologies or businesses. We currently, however, have no commitments or agreements relating to any such acquisition transactions.


   Our management retains broad discretion in the use of the net proceeds of this offering. Investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. Pending use of the net proceeds as discussed above, we intend to invest these funds in short-term, interest-bearing, investment-grade obligations.

                                DIVIDEND POLICY

   We have never declared or paid dividends on our capital stock. We presently anticipate that we will retain all of our future earnings to finance the development and expansion of our business and provide working capital. Therefore, we do not anticipate paying any cash dividends on our common stock for the foreseeable future. The terms of our existing Silicon Valley Bank loan and security agreement prohibit the payment of dividends, except in specified circumstances.

                                 CAPITALIZATION

   The table below lists our capitalization as of December 31, 2001:

  .  on an actual basis;

  . on a pro forma basis assuming the conversion of all outstanding shares of preferred stock into shares of common stock and changes to our authorized capital stock upon completion of this offering; and

  . on a pro forma as adjusted basis assuming the sale of the 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share and after deducting the estimated underwriting discount and estimated offering expenses.

   This information should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                                                    As of December 31, 2001
                                                 ------------------------------
                                                                     Pro Forma
                                                 Actual   Pro Forma As Adjusted
                                                 -------  --------- -----------
                                                  (in thousands, except share
                                                             data)
                                                               (unaudited)
Current portion of long-term obligations........ $   254   $   254    $   254
                                                 -------   -------    -------
Long-term capital lease obligations, net of
 current portion................................ $   103   $   103    $   103

Stockholders' equity:
Convertible preferred stock, 16,981,528 shares
 authorized, 16,580,830 shares issued and
 outstanding, actual; 10,000,000 shares
 authorized, pro forma and pro forma as
 adjusted; no shares issued and outstanding, pro
 forma and pro forma as adjusted................      17       --         --
  Common stock, 24,055,865 shares authorized,
   7,633,124 shares issued and outstanding,
   actual; 41,037,393 shares authorized,
   24,213,954 shares issued and outstanding, pro
   forma; 41,037,393 shares authorized,
   29,213,954 shares issued and outstanding, pro
   forma as adjusted............................       8        25         30
Additional paid in capital......................  61,916    61,916    126,261
Warrants........................................     361       361        361
Notes receivable from stockholder...............    (674)     (674)      (674)
Stock-based compensation........................  (8,301)   (8,301)    (8,301)
Accumulated other comprehensive loss............     (34)      (34)       (34)
Accumulated deficit............................. (41,850)  (41,850)   (41,850)
                                                 -------   -------    -------
    Total stockholders' equity .................  11,443    11,443     75,793
                                                 -------   -------    -------
      Total capitalization...................... $11,546   $11,546    $75,896
                                                 =======   =======    =======

   This table excludes, as of December 31, 2001:

  . 8,299,748 shares of common stock issuable upon exercise of options outstanding, at a weighted average exercise price of $4.09 per share;

  . 8,911,300 additional shares of common stock available for future issuance under our 2002 and 1997 stock option plans;

  . 2,000,000 shares of common stock available for issuance under our 2002 employee stock purchase plan;

  . 400,000 shares of common stock available for issuance under our 2002 director stock option plan; and

  . 264,448 shares of common stock issuable upon exercise of warrants outstanding, at a weighted average exercise price of $2.23 per share.

                                    DILUTION

Pro Forma Net Tangible Book Value

   The pro forma net tangible book value of our common stock was approximately $6.6 million, or approximately $0.27 per share, on December 31, 2001. We calculated pro forma net tangible book value assuming all outstanding shares of preferred stock will convert into common stock when the offering is completed. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the number of shares of common stock outstanding.

Dilution After this Offering

   Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the net tangible book value per share of our common stock immediately after this offering.

   Assuming our sale of 5,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $14.00 per share, and after deducting the estimated underwriting discount and estimated offering expenses, our pro forma net tangible book value at December 31, 2001 would have been approximately $71.0 million or $2.43 per share. This represents an immediate increase in net tangible book value of $2.16 per share to the existing stockholders and an immediate dilution of $11.57 per share to new investors purchasing common stock in this offering.

   The table below illustrates this per share dilution:

Assumed initial public offering price per share...................       $14.00
  Pro forma net tangible book value per share at December 31,
   2001........................................................... $0.27
  Increase per share attributable to new investors................  2.16
                                                                   -----
Pro forma net tangible book value per share after this offering...         2.43
                                                                         ------
Pro forma dilution per share to new investors.....................       $11.57
                                                                         ======

Differences Between New and Existing Stockholders in Number of Shares and Amount Paid

   The table below summarizes, on a pro forma basis, as of December 31, 2001, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by the new investors purchasing shares in this offering. We used an assumed initial public offering price of $14.00 per share, and we have not deducted the estimated underwriting discount and estimated offering expenses in our calculations.

                                Shares Purchased  Total Consideration   Average
                               ------------------ --------------------   Price
                                 Number   Percent    Amount    Percent Per Share
                               ---------- ------- ------------ ------- ---------
Existing stockholders......... 24,213,954   82.9% $ 39,155,000   35.9%  $ 1.62
New investors.................  5,000,000   17.1%   70,000,000   64.1%   14.00
                               ----------  -----  ------------  -----   ------
  Total....................... 29,213,954  100.0% $109,155,000  100.0%  $ 3.74
                               ==========  =====  ============  =====   ======

   If the underwriters exercise the over-allotment option in full:

  . the number of shares of common stock held by existing stockholders will decrease to approximately 80.8% of the total number of shares of our outstanding common stock; and

  . the number of shares held by new investors will increase to 5,750,000, or approximately 19.2% of the total number of shares of our common stock outstanding after completion of this offering.

   Except as indicated, the foregoing discussion and tables assume no exercise of any stock options or warrants outstanding. The foregoing excludes:

  . 8,299,748 shares of common stock issuable upon exercise of options outstanding, at a weighted average exercise price of $4.09 per share;

  . 8,911,300 additional shares of common stock available for issuance under our 2002 and 1997 stock option plans;

  . 2,000,000 shares of common stock available for issuance under our 2002 employee stock purchase plan;

  . 400,000 shares of common stock available for issuance under our 2002 director stock option plan; and

  . 264,448 shares of common stock issuable upon exercise of warrants outstanding, at a weighted average exercise price of $2.23 per share.

The exercise of options or warrants outstanding having an exercise price less than the initial public offering price would increase dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The consolidated statements of operations data for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, and the consolidated balance sheet data at December 31, 1997, 1998, 1999, 2000 and 2001, are derived from our audited consolidated financial statements that have been prepared in accordance with United States generally accepted accounting principles. The following data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                          Year Ended December 31,
                                  --------------------------------------------
                                   1997     1998     1999      2000     2001
                                  -------  -------  -------  --------  -------
                                   (in thousands, except per share data)
Consolidated Statements of
Operations Data:
Revenue:
 Licenses.......................  $   --   $   166  $ 2,701  $ 24,017  $54,055
 Services and maintenance.......      --        15      653    10,126   26,119
                                  -------  -------  -------  --------  -------
   Total revenue................      --       181    3,354    34,143   80,174
Cost of revenue:
 Cost of licenses...............      --       --        90     2,585    5,063
 Cost of services and
  maintenance...................      --        19    1,118    10,046   12,134
 Amortization of stock-based
  compensation(1)...............      --       --        39       754      627
                                  -------  -------  -------  --------  -------
   Total cost of revenue........      --        19    1,247    13,385   17,824
Gross margin....................      --       162    2,107    20,758   62,350
Operating expenses:
 Research and development(3) ...      635    1,109    1,677     7,626   14,136
 Sales and marketing............      575    2,418    5,616    23,769   40,524
 General and administrative.....      386      445    1,407     7,243    8,519
 Restructuring charge...........      --       --       --        --       760
 Aborted offering costs.........      --       --       --        --     1,643
 Amortization of stock-based
  compensation(2)...............      --       --       286     4,166    3,900
                                  -------  -------  -------  --------  -------
   Total operating expenses.....    1,596    3,972    8,986    42,804   69,482
Operating loss..................   (1,596)  (3,810)  (6,879)  (22,046)  (7,132)
Other income (expense):
 Interest expense...............      --       --      (181)     (122)    (247)
 Other income...................       22       28       30       485      257
                                  -------  -------  -------  --------  -------
Other income (expense), net.....       22       28     (151)      363       10
                                  -------  -------  -------  --------  -------
Loss before taxes...............   (1,574)  (3,782)  (7,030)  (21,683)  (7,122)
Provision for income taxes......      --       --       --        --      (683)
                                  -------  -------  -------  --------  -------
Net loss........................  $(1,574) $(3,782) $(7,030) $(21,683) $(7,805)
                                  =======  =======  =======  ========  =======
Net loss per common share, basic
 and diluted....................  $ (0.46) $ (1.08) $ (1.78) $  (3.97) $ (1.21)
                                  =======  =======  =======  ========  =======
Pro forma net loss per common
 share, basic and diluted
 (unaudited)....................                                       $ (0.34)
                                                                       =======
Weighted average common shares
 outstanding, basic and
 diluted........................    3,398    3,509    3,944     5,461    6,458
                                  =======  =======  =======  ========  =======
Pro forma weighted average
 common shares outstanding,
 basic and diluted (unaudited)..                                        23,038
                                                                       =======
-------------
(1)Amortization of stock-based compensation
 included in cost of revenue....................    $    39  $    754  $   627
                                                    -------  --------  -------
(2) Amortization of stock-based compensation
    included in operating expenses:
   Research and development.....................        105     1,519      908
   Sales and marketing..........................        171     1,423    1,695
   General and administrative...................         10     1,224    1,297
                                                    -------  --------  -------
   Total stock-based compensation included in
 operating expenses.............................        286     4,166    3,900
                                                    -------  --------  -------
                                                    $   325  $  4,920  $ 4,527
                                                    =======  ========  =======

(3) During the year ended December 31, 2000, we recorded a non-cash research and development charge of $824,000.
    See Note 9 to the consolidated financial statements.

                                                      December 31,
                                          ------------------------------------
                                           1997   1998   1999   2000    2001
                                          ------ ------ ------ ------- -------
                                                     (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents................ $1,124 $1,574 $2,344 $13,098 $24,040
Working capital..........................    --   1,366  2,406   5,102   3,769
Total assets.............................  1,351  2,100  5,600  38,001  51,260
Long-term obligations, net of current
 portion.................................    107    403    328     368     437
Total stockholders' equity...............  1,076  1,296  2,717  10,362  11,443

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the Financial Statements and related notes that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

Overview

 General

   We develop, market and sell corporate portal software and related services for enterprises. Corporate portal software allows an enterprise's employees, customers and partners to interact with different types of information and applications in one Web site and empowers users to create new information and services on the Web. From our inception in 1996 through the beginning of 1998, we were engaged primarily in developing and marketing our corporate portal product. As part of our strategy, we seek to continually enhance the functionality of our software. In March 1998, we released version 1.0 of our flagship product, the Plumtree Corporate Portal, and subsequently released version 4.0 in October 2000 and version 4.5 in September 2001. As of December 31, 2001, we had an accumulated deficit of $41.9 million. We may continue to incur operating losses for the foreseeable future.

 Sources of Revenue

   We derive our revenue from software licenses, services and maintenance. To generate revenue, we utilize both a direct sales force and an indirect sales channel consisting primarily of systems integrators and independent software vendors. Our services include installation, consulting and training. We typically work in tandem with third-party consulting organizations to deliver these services. Maintenance services include technical support and software updates. Maintenance contracts are typically one year in duration and can be renewed annually.

 Revenue Recognition

   License revenue consists principally of revenue from the licensing of our software and is generally recognized when a contract is executed, all delivery obligations have been met, the fee is fixed or determinable, and collectibility is probable. When licenses are sold together with services, in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 97-2, "Software Revenue Recognition" (SOP 97-2), license fees are recognized upon delivery, provided that (1) the above criteria have been met, (2) payment of the license fees is not dependent upon the performance of the services, and (3) the services do not include significant modifications to the features and functionality of the software.

   We have not established vendor specific objective evidence of fair value
(VSOE) for license sales and recognize revenue from arrangements with multiple elements involving software licenses under the residual method as outlined in SOP 97-2. To the extent that a discount exists on any of the elements, we follow the residual method and attribute that discount entirely to the delivered elements.

   Service revenue consists of consulting, training and installation services that we provide to our customers. Revenue from such services is generally recognized as the service is performed. If services are included with a license agreement, amounts related to services are unbundled from the license fee based on VSOE as established by transactions where services have been sold separately. Prior to December 1999, we had not yet established VSOE for service revenue. Accordingly, prior to December 1999 we recognized license revenue sold together with services as the services were performed. In December 1999, we formed a separate professional services department and established VSOE for these services.

   For a majority of our arrangements, the services provided are not essential to the functionality of the software and typically can include:

  . developing a project scope;

  . installing and configuring our product; and

  . developing portal content, including defining and setting up the initial taxonomy of the document directory.

   In some arrangements, the services that we provide are essential to the functionality of the software and can include:

  . modifying the user interface to fit a specific environment;

  . integrating our products into environments with legacy systems and custom applications; and

  . changing functionality of the product or its architecture, such as unique search requirements or elaborate document management capabilities.

   For the arrangements in which the services provided are essential to the functionality of the software, both the license revenue and services revenue are recognized in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts"
(SOP 81-1). We account for these arrangements under the percentage of completion contract method pursuant to SOP 81-1.

   We have entered into license arrangements where our services are essential to the functionality of the software but the scope of the implementation has not yet been completed. We defer recognition of all revenue from these arrangements until the scope of the implementation has been determined and a scope document is prepared. Upon finalization of the scope document, revenue is recognized using the percentage of completion contract method.

   Maintenance revenue relates to the technical support and software updates we provide to customers. Revenue on maintenance contracts is recognized ratably over the term of the contract. If maintenance is bundled with a license agreement, amounts related to maintenance are unbundled from the license fee based on VSOE as established by the renewal rates we charge in accordance with our contracts and established pricing.

   For arrangements which require delivery of unspecified future products over a period, we use the subscription method and recognize revenue ratably over the period.

   For arrangements that involve extended payment terms, we recognize revenue to the extent of the lesser of the amount determined under the methodology we are using or the amount due.

 Amortization of Stock-Based Compensation

   In connection with stock option grants to our employees and directors, we have recorded stock-based compensation totaling $20.3 million as of December 31, 2001. These amounts represent the difference between the exercise price and the deemed fair market value of our common stock for accounting purposes on the date we granted these stock options. This amount is included as a component of stockholders' equity and is being amortized on an accelerated basis by charges to earnings from operations over the vesting period of the options, generally four years. For 1999, 2000 and 2001, we recorded amortization of stock-based compensation expense of $325,000, $4.9 million and $4.5 million, respectively. The amortization of the remaining stock-based compensation will result in additional charges to earnings from operations in 2002 and thereafter.

 Warrants

   In May 2000, we entered into a research and development agreement with Procter & Gamble, a customer and stockholder. A warrant was issued to this customer to purchase up to 100,000 shares of common stock at $2.00 per share. Procter & Gamble earned 20,000 shares covered by the warrant per month for five consecutive months in return for providing engineering services. The estimated fair value of the warrant was $824,000 based upon the estimated fair value of the warrant shares on the vesting dates. All of the warrant shares were fully vested and the estimated fair value was recognized as a research and development expense for the year ended December 31, 2000. The warrant was exercisable for a period of four months, and was exercised in September 2000.

Critical Accounting Policies

   Our critical accounting policies are as follows:

  . revenue recognized utilizing the percentage of completion contract method;

  .  valuation allowance against deferred tax assets;

  .  determination of the fair value of options granted to employees;

  .  allowance for doubtful accounts; and

  .  assessing the realizability of capitalized acquired technology.

   As described above, we recognize revenue on license arrangements involving services that are essential to the functionality of our software utilizing the percentage of completion contract method of accounting in accordance with SOP 81-1. Completion is measured based on hours incurred and total estimated hours to complete the implementation. Total estimated hours are based upon scope documents prepared by the customer and us prior to commencement of the implementation. During the year ended December 31, 2000 and 2001, we entered into 10 and 14 of these arrangements accounting for 27% and 33% of our license revenue 2000 and 2001. We do not begin to recognize revenue on license arrangements with services that are essential to the functionality of the software until a scope document is completed. Included in deferred revenue at December 31, 2000 was $6.2 million related to six arrangements for which scope documents were not yet finalized. Included in accounts receivable at December 31, 2000 was $2.5 million related to these arrangements. Included in deferred revenue at December 31, 2001 was $7.1 million related to five arrangements for which scope documents were not yet finalized. Included in accounts receivable at December 31, 2001 was $4.9 million related to these arrangements. We believe that the development of the scope documents provides a reasonable basis for measuring completion, and we do not believe that we would report materially different amounts if we used different completion measures.

   We provided a valuation allowance of $12.3 million and $14.8 million against the entire net deferred tax asset as of December 31, 2000 and 2001. The valuation allowance was recorded given the losses we incurred through December 31, 2001 and our uncertainties regarding future operating profitability and taxable income. Had we assumed the net deferred tax asset was fully realizable, a deferred tax benefit of $8.4 million and $2.5 million would have been reflected in the consolidated statements of operations in 2000 and 2001.

   As described above, in connection with the granting of certain stock options, we recorded stock-based compensation charges representing the difference between the deemed fair value of our common stock for accounting purposes and the option exercise price. We determined the deemed fair value based upon several factors including our operating performance, issuances of our convertible preferred stock and valuations of comparable publicly traded software companies. We recorded stock-based compensation of $1.4 million, $14.5 million and $4.4 million for 1999, 2000 and 2001 and compensation expense of $325,000, $4.9 million and $4.5 million. Had different assumptions or criteria been used to determine the deemed fair value of the stock options, materially different amounts of stock-based compensation could have been reported.

   We have provided an allowance for doubtful accounts of $1,606,000 and $1,184,000 as of December 31, 2001 and 2000, for estimated losses resulting from the inability of our customers to make their required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required, which would result in an additional expense in the period such determination was made.

   In addition, we have capitalized the costs of certain purchased software. We periodically review these costs to ensure they are being recorded at the lower of unamortized cost or net realizable value. Net realizable value is determined using assumed future cash flows related to sales of the underlying technology. Had different assumed cash flows been used, materially different amounts of the carrying amount of these costs could have been reported.

Results of Operations

   The following table sets forth the statements of operations data for each of the periods indicated as a percentage of total revenue.

                                                  Year Ended December 31,
                                                 -----------------------------
                                                   1999       2000      2001
                                                 --------   --------   -------
Revenue:
  Licenses......................................     80.5 %     70.3 %    67.4%
  Services and maintenance......................     19.5       29.7      32.6
                                                 --------   --------   -------
    Total revenue...............................    100.0      100.0     100.0

Cost of revenue:
  Cost of licenses..............................      2.7        7.6       6.3
  Cost of services and maintenance..............     33.3       29.4      15.1
  Amortization of stock-based compensation......      1.2        2.2       0.8
                                                 --------   --------   -------
    Total cost of revenue.......................     37.2       39.2      22.2
Gross margin....................................     62.8       60.8      77.8

Operating expenses:
  Research and development......................     50.0       22.3      17.6
  Sales and marketing...........................    167.4       69.6      50.6
  General and administrative....................     41.9       21.2      10.6
  Aborted offering costs........................      --         --        2.0
  Restructuring charge..........................      --         --        0.9
  Amortization of stock-based compensation......      8.5       12.3       4.9
                                                 --------   --------   -------
    Total operating expenses....................    267.8      125.4      86.6

Operating loss..................................   (205.0)     (64.6)     (8.8)

Other income (expense):
Interest expense................................     (5.4)      (0.4)     (0.3)
Other income....................................      0.9        1.4       0.3
                                                 --------   --------   -------
    Other income (expense), net.................     (4.5)       1.0       0.0
                                                 --------   --------   -------

Loss before taxes...............................   (209.5)     (63.6)     (8.8)
Provision for income taxes......................      --         --       (0.9)
                                                 --------   --------   -------
Net loss........................................   (209.5)%    (63.6)%    (9.7)%
                                                 ========   ========   =======

Years Ended December 31, 2000 and 2001

 Revenue

   Revenue increased from $34.1 million in 2000 to $80.2 million in 2001. Between these periods, license revenue grew at a rate of 125% and services and maintenance revenue grew at a rate of 158%.

   Licenses. Licenses revenue increased from $24.0 million in 2000 to $54.1 million in 2001. The increase in license revenue was primarily due to the addition of over 120 new license customers in 2001. No customer accounted for more than 10% of our revenue in this period.

   Services and Maintenance. Services and maintenance revenue increased from $10.1 million in 2000 to $26.1 million in 2001. This increase was due primarily to an increase in services and maintenance provided in connection with increased license sales and, to a lesser extent, to renewals of maintenance contracts by our installed base of customers. This increase is comprised of $8.6 million in additional maintenance revenue and $7.4 million in additional professional services, training and other revenue. The number of professional services consultants increased from 52 to 60 between these periods to accommodate increased services demand.

 Cost of Revenue

   Licenses. Our cost of licenses consists primarily of royalty expenses paid to third-party technology vendors. Cost of licenses increased from $2.6 million in 2000 to $5.1 million in 2001. Our cost of license revenue increased in 2001 due primarily to increased license sales and to the payment of a $4.5 million royalty to Verity, Inc.


   Services and Maintenance. Our cost of services and maintenance includes salaries and related expenses for our professional services and technical support organization and third-party consultants. Cost of services and maintenance increased from $10.0 million in 2000 to $12.1 million in 2001. This increase was primarily due to an increase in the number of professional services staff in conjunction with increased demand for our products, offset in part by a reduction in our use of third-party consultants to deploy our products.

   Amortization of Stock-Based Compensation. In connection with options granted to employees in 2000 and 2001, we recorded stock-based compensation related to our cost of services and maintenance representing the difference between the exercise price of options granted and the deemed fair market value of our common stock at the date of grant. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the surrender of unvested options upon the termination of an option holder. Amortization of this stock-based compensation related to cost of services was $754,000 in 2000 and $627,000 in 2001.

 Operating Expenses

   Research and Development. Research and development expenses consist of the costs associated with new software development, including our in-house development staff and contract software developers. The costs associated with our in-house development staff consist primarily of salaries, as well as other related expenses. From time to time, our in-house development staff is supported by outside developers on a contractual basis. The costs for the development of new software products and substantial enhancements to existing software products that are eligible for capitalization have not been significant to date and, as such, are expensed as research and development costs in the period in which they are incurred. Research and development expenses increased from $7.6 million in 2000 to $14.1 million in 2001. This increase was due to an increase in the number of our in-house development staff primarily as a result of our acquisition activity during this period, the development of our product into a multi-platform solution and the expansion of our product line. As of December 31, 2000, we had 66 employees in research and development, as compared to 98 employees as of December 31, 2001. We expect our research and development expenses to increase in future periods as we continue to develop new and enhanced software products. Research and development expense in 2000 included $824,000 in non-cash charges related to a warrant issued to Procter & Gamble for research performed in connection with version 4.0 of our product.

   Sales and Marketing. Sales and marketing expenses consist of payroll expense, including salaries and commissions and related costs for sales and marketing personnel, and promotion expenditures, including public relations, advertising and trade shows. Sales and marketing expenses increased from $23.8 million in 2000 to $40.5 million in 2001. This increase was due to expanded sales and marketing efforts internationally, and an increase in sales commissions paid to sales personnel due to a significant increase in new customers. As of December 31, 2000, we had 116 employees in sales and marketing as compared to 111 as of December 31, 2001. We expect our sales and marketing expenses to increase as we continue to increase our marketing efforts and expand our direct and indirect sales forces.

   General and Administrative. General and administrative expenses consist primarily of salaries for administrative, executive and finance personnel, recruiting costs and information services costs. General and administrative expenses increased from $7.2 million in 2000 to $8.5 million in 2001. This increase was primarily due to increased costs associated with expanding our administrative infrastructure, our increased use of third-party contractors and increases in accounting and legal fees to support our global operations. As of December 31, 2000 and 2001, we had 23 and 20 general and administrative personnel. We expect that our general and administrative expenses will continue to increase as we expand our operations and incur additional costs related to being a public company.

   Restructuring Charge. In connection with a workforce reduction and abandonment of a leased facility we undertook in March 2001 in an effort to conserve our capital, we recorded a restructuring charge of $760,000 in 2001.

   Aborted Offering Costs. Aborted offering costs represent a charge of approximately $1.6 million that we recorded in connection with the suspension of our efforts in early 2001 to complete our initial public offering.

   Amortization of Stock-Based Compensation. In connection with options granted to employees, directors and consultants in 2000 and 2001, we recorded stock-based compensation related to our operating expenses representing the difference between the exercise price of options granted and the deemed fair market value of our common stock at the date of grant. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the surrender of unvested options upon the termination of an option holder. Amortization of this stock-based compensation related to operating expenses was $4.2 million in 2000 and $3.9 million in 2001.

Other Income (Expense), Net

   The increase in other expenses in 2001 includes interest expense on higher short term debt balances and foreign currency losses incurred on transactions denominated in foreign currencies. Other income (expense), net, includes interest income from our cash and cash equivalents. Interest expense relates to our financing obligations, including bank borrowings. Other income included $488,000 and $421,000 of interest income in 2000 and 2001.

Provision for Income Taxes

   We recorded an income tax provision of $683,000 for the year ended December 31, 2001 primarily related to income taxes currently payable on income generated in non-U.S. tax jurisdictions for which no U.S. benefit is currently recognizable. Given our losses incurred through December 31, 2001 and the difficulty in accurately forecasting our future results, management does not believe that the realization of the related deferred income tax asset meets the criteria required by generally accepted accounting principles. Therefore, we have recorded a 100% valuation allowance against the deferred income tax asset. See Note 12 of Notes to our consolidated financial statements for the components of the deferred income tax asset.

Years Ended December 31, 1999 and 2000

Revenue

   Revenue was $3.4 million in 1999 and $34.1 million in 2000. Between these periods license revenue increased at a rate of 789% and services and maintenance revenue increased at a rate of 1,451% as a result of increased market acceptance of our product and the resultant increase in sales of our product and services.

   Licenses. Licenses revenue was $2.7 million in 1999 and $24.0 million in 2000. The increase was primarily due to the release of versions 3.5 and 4.0 of our product, the addition of over 150 new customers, increased market acceptance of the Plumtree Corporate Portal and a larger and more experienced sales force.

   Services and Maintenance. Services and maintenance revenue was $653,000 in 1999 and $10.1 million in 2000. The increase was attributable primarily to an increase in services and maintenance provided in connection with increased license sales and growth of our customer base, and an increase in the number of professional services consultants from 18 to 52 to accommodate increased demand for our services. This increase included $7.6 million in additional professional services, training and other revenue and $1.9 million in additional maintenance revenue.

Cost of Revenue

   Licenses. Cost of licenses revenue was $90,000 in 1999 and $2.6 million in 2000. Our cost of license revenue increased in 2000 from 3% to 11% of total license revenue due to an increase in the royalties paid to our third-party technology vendors and the payment of a $1.1 million royalty to Verity, Inc.

   Services and Maintenance. Cost of services and maintenance revenue was $1.1 million in 1999 and $10.0 million in 2000. The increase in costs was primarily due to increased salary and bonuses of the professional services consultants in conjunction with increased demand for our product.

   Amortization of Stock-Based Compensation. Amortization of stock-based compensation related to our cost of services was $39,000 in 1999 and $754,000 in 2000.

Operating Expenses

   Research and Development. Research and development expenses increased from $1.7 million in 1999 to $7.6 million in 2000. This increase was primarily due to the addition of 37 personnel in our research and development department over these periods. Research and development expense in 2000 included $824,000 in non-cash charges related to the Procter & Gamble warrant described above.

   Sales and Marketing. Sales and marketing expenses increased from $5.6 million in 1999 to $23.8 million in 2000. This increase was attributable primarily to increases in the number of sales and marketing personnel from 23 to 116, in the sales commission paid to sales personnel due to a significant increase in new customers and in the rate at which commissions are paid.

   General and Administrative. General and administrative expenses increased from $1.4 million in 1999 to $7.2 million in 2000. This increase was due primarily to increases in facilities expenses of 377%, in the number of personnel from four to 23, and in professional service fees.

   Amortization of Stock-Based Compensation. Amortization of stock-based compensation related to our operating expenses in 1999 was $286,000 and $4.2 million in 2000.

Other Income (Expense), Net

   Other income (expense), net, was $(151,000) of interest expense in 1999 and $363,000 of interest income in 2000. This increase was due primarily to a higher average cash balance as a result of the proceeds we incurred from the issuance of shares of our preferred stock in August 1999 and May 2000.

Quarterly Results of Operations

   The following table sets forth selected unaudited consolidated statements of operations data for the eight quarters ended December 31, 2001. This data has been derived from the unaudited interim consolidated financial statements prepared on the same basis as the audited financial statements prepared in accordance with generally accepted accounting principles contained herein and, in the opinion of management, include all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair presentation of such information when read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus. The operating results for any quarter should not be considered indicative of results of any future period.

                                                        Quarter Ended
                         ------------------------------------------------------------------------------
                         March 31, June 30,  Sept. 30, Dec. 31,  March 31, June 30,  Sept. 30, Dec. 31,
                           2000      2000      2000      2000      2001      2001      2001      2001
                         --------- --------  --------- --------  --------- --------  --------- --------
                                                         (unaudited)
                                                       (in thousands)
Revenue:
 Licenses...............  $ 2,674  $ 3,247    $ 5,926  $12,170    $12,726  $12,996    $13,536  $14,797
 Services and
  maintenance...........    1,225    1,697      2,762    4,442      5,748    6,004      6,775    7,592
                          -------  -------    -------  -------    -------  -------    -------  -------
  Total revenue.........    3,899    4,944      8,688   16,612     18,474   19,000     20,311   22,389
                          -------  -------    -------  -------    -------  -------    -------  -------
Cost of Revenue:
 Cost of licenses.......       52      398        929    1,206      1,004    1,101      1,535    1,423
 Cost of services and
  maintenance...........    1,401    1,864      2,870    3,911      3,457    2,699      2,674    3,304
 Amortization of stock-
  based compensation....       55      156        264      279        216      146        124      141
                          -------  -------    -------  -------    -------  -------    -------  -------
  Total cost of
   revenue..............    1,508    2,418      4,063    5,396      4,677    3,946      4,333    4,868
                          -------  -------    -------  -------    -------  -------    -------  -------
Gross margin............    2,391    2,526      4,625   11,216     13,797   15,054     15,978   17,521
                          -------  -------    -------  -------    -------  -------    -------  -------
Operating expenses:
 Research and
  development...........      859    1,284      2,667    2,816      3,295    3,033      3,511    4,297
 Sales and marketing....    2,232    4,275      6,656   10,606     10,818    9,471     10,315    9,920
 General and
  administrative........      995    1,086      1,888    3,274      1,992    2,597      1,571    2,359
 Restructuring charge...      --       --         --       --         760      --         --       --
 Aborted offering
  costs.................      --       --         --       --       1,643      --         --       --
 Amortization of stock-
  based compensation....      170      684      1,602    1,710      1,383      978        736      803
                          -------  -------    -------  -------    -------  -------    -------  -------
  Total operating
   expenses.............    4,256    7,329     12,813   18,406     19,891   16,079     16,133   17,379
                          -------  -------    -------  -------    -------  -------    -------  -------
Income (loss) from
 operations.............   (1,865)  (4,803)    (8,188)  (7,190)    (6,094)  (1,025)      (155)     142
Other income (expense),
 net....................      (16)      76        182      121         31       19        206     (246)
                          -------  -------    -------  -------    -------  -------    -------  -------
Income (loss) before
 taxes..................   (1,881)  (4,727)    (8,006)  (7,069)    (6,063)  (1,006)        51     (104)
Provision for income
 taxes..................      --       --         --       --         --       --         --      (683)
                          -------  -------    -------  -------    -------  -------    -------  -------
Net income (loss).......  $(1,881) $(4,727)   $(8,006) $(7,069)   $(6,063) $(1,006)   $    51  $  (787)
                          =======  =======    =======  =======    =======  =======    =======  =======

   Our quarterly revenue increased throughout the periods presented primarily as a result of the introduction of new versions of the Plumtree Corporate Portal and the substantial growth of our direct sales force. In the third and fourth quarters of 2000, we entered into license arrangements with some of our largest customers to date, with a significant portion of the related revenue being deferred at the end of each quarter under the percentage of completion contract method of accounting. The large quarter over quarter revenue increases in the third and fourth quarters of 2000 reflect the introduction of version 4.0 of the Plumtree Corporate Portal and the favorable impact of these contracts. In addition, during the fourth quarter of 2000, we entered into a large number of license agreements in which the software was delivered in that quarter, the related services were non-essential to the functionality of our software and the related revenue was recognized in that quarter.

   There is not necessarily a proportional relationship between cost of revenue and total revenue. Through 2000, cost of revenue generally increased in each quarter primarily as a result of hiring new professional services employees. Cost of revenue peaked in the fourth quarter of 2000 primarily due to our addition of a significant number of service personnel and our increased use of third-party consultants to assist in product deployments. In the first quarter of 2001, we began to reduce our use of third-party consultants and implemented a workforce reduction. Cost of licenses typically increases with sales volume; however, royalty rates vary based on the number and size of deals in a particular quarter.

   Total operating expense has generally increased in each quarter primarily due to increased expenses associated with building a sales and marketing infrastructure, including the development of a direct sales force, and increased spending on research and development to support new product introductions and an increase in general and administrative expenses to manage our expanding operations. Total operating expenses in the fourth quarter of 2000 included a significant stock-based compensation amortization charge, sales tax accrual and bad debt reserve. Our bad debt reserve increased by $450,000 in the fourth quarter of 2000 as compared to the prior quarter. Total operating expenses in the first quarter of 2001 included a $760,000 charge related to our restructuring and related workforce reduction as well as aborted offering costs of $1.6 million that we recorded in connection with the suspension of our efforts in early 2001 to complete our initial public offering. For the fourth quarter of 2001, total operating expenses reflect our increased use of third-party consultants, the completion of two small acquisitions and increased research and development headcount due to related hiring efforts commenced in the third quarter of 2001.

   Research and development expenses for the quarters ended June 30, 2000 and September 30, 2000 include non-cash research and development charges of $115,000 and $709,000, respectively.

   Net income (loss) excluding our amortization of stock-based compensation related to our cost of services and maintenance and our operating expenses was $(1.7) million for the quarter ended March 31, 2000, $(3.9) million for the quarter ended June 30, 2000, $(6.1) million for the quarter ended September 30, 2000, $(5.1) million for the quarter ended December 31, 2000, $(4.5) million for the quarter ended March 31, 2001, $118,000 for the quarter ended June 30, 2001, $911,000 for the quarter ended September 30, 2001 and $157,000 for the quarter ended December 31, 2001.

   As a result of our limited operating history and the emerging nature of the market in which we compete, we are unable to accurately forecast our revenue or expenses. Our success is dependent upon our ability to enter into and maintain strategic relationships with customers and to develop and maintain volume usage of our products by our customers. Our license revenue is comprised substantially of one-time license fees. As a result, we will be required to regularly and increasingly sign additional customers with substantial license fees on a timely basis to realize comparable or increased license revenue.

   Our services and maintenance revenue historically has been comprised almost entirely of installation, modification and consulting fees and support and maintenance fees. Our services revenue has lower gross margin than our license revenue. If the percentage of our services revenue increases compared to the percentage of license revenue, our profitability would be impaired. Our maintenance contracts are generally renewable for 12-month periods. If our customers elect not to renew their maintenance contracts, our revenue could decline.

   We expect to experience significant fluctuations in our future results of operations due to a variety of factors, some of which are outside of our control, including:

  . introduction of products and services and enhancements by us and our competitors;

  . competitive factors that affect our pricing;

  . the timing and magnitude of our capital expenditures, including costs relating to the expansion of our operations within the United States and internationally; and

  . the size and timing of customer orders and deployments, particularly large orders and deployments, some of which may represent more than 10% of total revenue during a particular quarter.

   As a result of these factors, we believe that quarter-to-quarter comparisons of our revenue and operating results are not necessarily meaningful, and that these comparisons may not be accurate indicators of future performance. Because our staffing and operating expenses are based on anticipated revenue levels, and because a high percentage of our costs are fixed, small variations in the timing of the recognition of specific revenue could cause significant variations in operating results from quarter to quarter. If we are unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, any significant revenue shortfall would likely have an immediate negative effect on our operating results. Moreover, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors. If this occurs, we would expect to experience an immediate and significant decline in the trading price of our stock.

Liquidity and Capital Resources

   Since inception through 2000, we primarily financed our operations and capital expenditures through the private sales of convertible preferred stock, with net proceeds of $36.5 million, as well as through bank loans and equipment leases. In 2001, we primarily financed our operations and capital expenditures through cash flow from our operations as well as through bank borrowings. We had $24.0 million of cash and cash equivalents and $3.8 million in working capital as of December 31, 2001.

   Our net cash provided by (used in) operating activities was $(6.9) million in 1999, $(7.1) million in 2000 and $9.6 million for the year ended December 31, 2001. The increase in cash provided by operating activities was due primarily to our exclusion of non-cash charges (consisting principally of depreciation and amortization of stock-based compensation) and our working capital investments. Our working capital investments consist principally of cash and cash equivalents, accounts receivable and prepaid expenses. Our accounts receivable fluctuations are principally due to the significant size of some individual software licensing agreements and the applicable method of revenue recognition. The uncollected portion of deferred revenue may have a material effect on days sales outstanding. The days sales outstanding for the quarter ended December 31, 2000 and 2001 was 85 and 72 days, including approximately $8.1 million and $8.0 million of deferred revenue billed, but not yet collected, and was 41 and 40 days excluding these amounts. Prepaid expenses are primarily related to advance payments made to technology vendors and deposits on future trade shows.

   Capital expenditures were $136,000 in 1999, $2.4 million in 2000 and $2.0 million in 2001. Our capital expenditures consisted of purchases of items to manage our operations, including computer hardware and software, office furniture and equipment and leasehold improvements. We expect that our capital expenditures will increase in the future as we expand our operations and build our infrastructure.

   Our net cash provided by convertible preferred stock financing activities was $8.0 million in 1999 and $22.0 million in 2000. We did not raise proceeds from the sale of our preferred stock in 2001. Upon completion of this offering, our outstanding convertible preferred stock will automatically convert into common stock. During 2001, we also generated $168,000 of cash from the exercise of stock options.

   We have a $7.5 million revolving line of credit with Silicon Valley Bank which matures in March 2002, and which we currently intend to renew. To secure any outstanding loans, we have granted Silicon Valley Bank a security interest in our assets, including our accounts receivable. Interest on the loans are payable monthly and accrue at one percentage point above the prime rate as announced by Silicon Valley Bank. As of December 31, 2001, we had $1.6 million outstanding under the loan and security agreement. In January 2002, we repaid all outstanding indebtedness under this facility. In addition, we have issued a letter of credit for $2.5 million which is enforceable against the facility. We are prohibited from declaring and paying dividends, incurring any non-permitted indebtedness and acquiring the capital stock of any other company under our loan agreements with Silicon Valley Bank.

   In addition, in September 1999 we entered into a master equipment lease agreement with Lighthouse Capital Partners III, L.P. whereby Lighthouse Capital will provide funds to us under two lease line schedules in an aggregate principal amount of up to $1.0 million. The lease line schedules are to be used only to finance or refinance purchases of equipment.

   We expect to experience significant growth in our operating expenses, particularly research and development and sales and marketing expenses, for the foreseeable future in order to execute our business plan. As a result, we anticipate that these operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions of complementary businesses, technologies or product lines. We believe that our net proceeds from this offering, together with cash and cash equivalents on hand, will be sufficient to meet our cash requirements for at least the next 18 months, including working capital requirements and planned capital expenditures. We may require additional funds for other purposes, and these additional financing sources may not be available or, if available, the financing may not be attainable on terms favorable to us.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," which amends SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (or January 1, 2001 for us). In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment of FASB Statement No. 133." SFAS 138 amends SFAS 133 to (a) exclude from the scope of SFAS No. 133 nonfinancial assets that will be delivered in quantities expected to be used or sold by a company over a reasonable period in the normal course of business and for which physical delivery is probable, (b) permit hedging of a benchmark interest rate, (c) allow hedging of foreign-currency-denominated assets and liabilities and (d) allow for limited hedging of net foreign currency exposures. We have no derivative financial and commodity instruments, forward contracts or hedging arrangements in cash and cash equivalents. These statements should not have a material impact on our financial condition or results of operations.

   In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combination" (SFAS 141). SFAS 141 establishes new standards for accounting and reporting for business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. We will adopt this statement during the first quarter of fiscal 2002 and we do not believe that SFAS 141 will have a material effect on our financial position or results of operations.

   In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), which superseded APB Opinion No. 17, "Intangible Assets." SFAS 142 establishes new standards for goodwill, including the elimination of goodwill amortization, which is to be replaced with methods of periodically evaluating goodwill for impairment. We will adopt this statement during the first quarter of fiscal 2002 and we do not believe that SFAS 142 will have a material effect on our financial position or results of operations.

   In June and August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Nos. 143, Accounting for Asset Retirement Obligations, and 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Under FASB Statement No. 143, the fair value of a liability for an asset retirement obligation must be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. FASB Statement No. 144 retains FASB Statement No. 121's, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, fundamental provisions for the: (1) recognition and measurement of impairment of long-lived assets to be held and used; and (2) measurement of long-lived assets to be disposed of by sale. We do not believe that either FASB Statement No. 143 or No. 144 will have a material impact on our financial position or results of operations. FASB Statement No. 143 is effective for fiscal years beginning after June 15, 2002, and FASB Statement No. 144 is effective for fiscal years beginning after December 15, 2001.

   In November 2001, the staff of the Financial Accounting Standards Board issued an announcement on the topic of "Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred." This announcement requires companies to characterize reimbursements received for out-of-pocket expenses incurred as revenue in the income statement. This announcement should be applied in financial reporting periods beginning after December 15, 2001 and comparative financial statements for prior periods should be reclassified to comply with the guidance in this announcement. We will adopt the policies outlined in the announcement beginning in 2002. We have netted reimbursements received for out-of-pocket expenses against the related expenses in the accompanying consolidated statements of operations. The announcement will have no impact on our gross margin or net income but will increase our services revenue and cost of services revenue.

Quantitative and Qualitative Disclosures About Market Risk

   As of December 31, 2001, we had cash and cash equivalents of $24.0 million, which consist of cash and highly liquid short-term investments with original maturities of three months or less at the date of purchase. These investments may be subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical increase or decrease in market interest rates by 10% from the market interest rates at December 31, 2001 would cause the fair value of these short-term investments to change by an immaterial amount. Declines in interest rates over time will, however, reduce our interest income.

                                    BUSINESS

Overview

   We develop, market and sell corporate portal software and related services for enterprises. Corporate portal software allows an enterprise's employees, customers and partners to interact with different types of information and applications in one Web site and empowers users to create new information and services on the Web. Our software also supports a wide range of online business processes, so users can complete tasks more efficiently. For example, using our portal, a company's employees can send e-mail, read competitive news or update a sales database, accessing multiple systems in one experience. Supervisors can also use our product to assign projects and approve expenses. Similarly, a company's customers can use our portal to search for support articles, participate in online discussions or access billing information. We believe that the range of resources that our software can integrate and our proprietary Internet technology for performing this integration for hundreds of thousands of users differentiate our solution and create significant value for our customers. We also provide professional services and training, maintenance and support services to our customers. Since 1997, we have licensed our portal to more than 300 customers from a broad range of industries and government, including AMR (American Airlines), Boeing, Bristol-Myers Squibb, Cadbury Schweppes plc, Duke Energy, Eli Lilly, Ford Motor Company, Ketchum, Merrill Lynch, National Institutes of Health, Pfizer, Pharmacia, Procter & Gamble, United Technologies Corporation, United States Air Force and United States Naval Air Systems Command.

Industry Background

   The Internet has transformed business by introducing broader audiences to computing and opening enterprises to new interactions with employees, customers and partners. The Internet has also transformed software by allowing previously incompatible electronic resources from formerly isolated systems to be integrated by private and public networks. As a result, the volume of information and the number of software applications available through the Internet have increased dramatically. There is a significant market for portal software that can combine an organization's most important information and online services in a single Web experience. International Data Corporation or IDC, expects that software license and maintenance revenue for the enterprise information portal software market will grow at a compounded annual growth rate of 44.9%, from $454.9 million in 2001 to $2.0 billion in 2005.

   Many organizations are seeking to combine their most important information and applications into a simple Web experience for those within the organization and those doing business with the organization. However, significant challenges hinder these efforts to provide a unified experience. The first challenge is to integrate enterprise applications, such as sales databases and financial systems purchased at different times for different purposes, whose audiences have been limited to technical or functional specialists. The second challenge is to create an enterprise-wide framework for organizing the enormous volume of documents, e-mail messages, and Web pages now being created with desktop publishing tools and personal computers. The third challenge is to understand which applications and documents users have permission to access, and which of those resources users want to see.

   There have been few solutions for integrating in one Web experience a wide range of resources from other systems. Attempts to develop in-house solutions often are costly, require significant resources and time, and provide limited functionality. Established software vendors are Web-enabling their own software applications, but often face architectural limitations when attempting to integrate data and services from other software applications. These vendors are unlikely to support access to data or services provided by an application from a competing vendor. Web-enabling a large number of systems separately can be very costly and may confuse employees, customers and partners forced to access different, often complex systems or perform different tasks.

Our Solution

   We provide software and services that enable an enterprise to deploy a corporate portal to information and applications. Our flagship product, the Plumtree Corporate Portal, gives a broad audience of employees, customers and partners a single, personalized destination for the key information and services they need to conduct business with an organization.

   This platform, powered by an engine that communicates with a large number of Web services simultaneously, is complemented by a wide range of components for integrating content and applications, as well as collaboration and application development products planned for commercial release in the first quarter of 2002.

   Our solution offers the following benefits to our customers:

 Simplifies Access to Information, Increases Employee Productivity and Lowers Employee Costs

   Rather than having to negotiate access separately to all of the applications and services required to be productive, portal users can see everything relevant to their work in a personalized page. The portal also features group pages known as communities, which act as resource centers for workgroups and business units to collaborate with each other and to share information. A salesperson may, for example, begin each day with a personalized page that includes sales leads from a database, e-mail and calendar from a communication system, competitive updates from the Internet, and an electronic form for sending marketing materials to prospects. Through the portal, the salesperson can also visit communities hosted by different engineering or marketing groups to learn about specific products or sales programs. This experience is designed to help employees be more effective at driving revenue, and to lower the cost of training and supporting those employees.

 Improves Customer and Partner Service, Lowers Support Costs

   Our solution is designed to provide a secure environment for offering an organization's customers and partners self-service access to its key information and applications. For example, a manufacturer could visit a supplier's portal to check billing information, search for support articles or give product feedback. Similarly, a sales partner could visit the same portal, personalized for that partner, to check inventory, query market demographics or track joint sales opportunities. As a result, customers and partners are not required to visit multiple sites to do business with an organization, and benefit from having a single point of access for relevant information and services available from that organization. Also, the organization is able to support its customers and partners at a lower cost than maintaining multiple support Web sites.

 Consolidates Web Investments, Lowers Information Technology Costs

   Many organizations have invested heavily in converting applications and document repositories for Web access, and in integrating these systems using the Internet. In addition to these Web-enabled systems, intranets and extranets have proliferated, and the costs of separately maintaining a large number of systems on the Web are unacceptable for many organizations. Each system often requires its own administration, security, scalability, infrastructure, user interface and user training. The Plumtree Corporate Portal offers a common infrastructure for providing these capabilities, which can lower the cost of deploying existing and new resources to large audiences of employees, customers and partners. In place of expensive and time-consuming roll-outs of new systems, our customers can embed applications and services from those systems in a portal that a large number of users already visits daily, increasing the likelihood of a successful deployment.

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

Strategy

   Our objective is to lead the corporate portal industry with the most innovative technology and most satisfied customers. Key elements of our strategy include:

 Establishing the Plumtree Corporate Portal as an Enterprise Platform

   We intend to establish the Plumtree Corporate Portal as the primary platform for aggregating an organization's existing information and services, and for creating new Web-based information and services. To drive this strategy, we seek to maximize the range of software applications integrated into our platform using open technologies. As our solution is adopted by our customers as an enterprise-wide Web platform, businesses can use our platform to author new documents, build new applications and create new Web-based business processes. We believe that our customers will realize greater value from our solution by using our platform to go beyond presenting data and applications to support workgroup interaction. The extensive adoption of our platform will provide us greater revenue opportunities.

 Developing New Products To Address Customer Needs

   We believe our portal provides a cost-effective platform for delivering new Web applications to broad audiences. Accordingly, we intend to build additional software products related to our portal platform. These products include both applications for different lines of business, such as human resources or sales and marketing, and new servers that extend the core functionality of the portal, offering collaboration, expert location or online training. We believe that new product releases will increase our revenue opportunities with each customer and allow us to compete even more effectively.

 Expanding Alliances with Technology Vendors and Systems Integrators

   We intend to continue to develop a broad base of systems integrator and technology vendor alliances. Expanding our alliances allows our customers to integrate a greater range of information and services and provides additional support for portal deployments spanning a wide variety of technologies and disciplines. Our alliances with systems integrators can create demand for our product at integrators' clients around the world, and provide deployment expertise that allows us to focus on generating software license revenue. Our alliances with technology vendors strengthen our brand and assure prospective customers that our product can work with a wide range of best-of-breed technologies. Many of these alliances have resulted in the development of product extensions, which can enhance our value proposition to customers.

 Increasing Our Market Share Among Industry-Leading Customers

   Our customers include 11 of the Fortune 50, including Boeing, ExxonMobil, Ford Motor Company and Procter & Gamble. We intend to leverage our reputation for working on large and complex assignments to assist us in attracting new customers and alliance members, and in increasing our market share. We have licensed our portal for deployment to more than 100,000 users at each of these customers: AMR (American Airlines), Boeing, Bristol-Myers Squibb, Ford Motor Company, Merrill Lynch, Pharmacia, Procter & Gamble and United Technologies Corporation. We believe that the scalability of our technology provides us with a significant competitive advantage by enabling us to meet the demands of large customers. Third-party testing has established that our portal can support more than one million users.

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

Products

   Our solution consists of the Plumtree Corporate Portal and Plumtree Gadget Web Services, and also includes the Plumtree Collaboration Server and the Plumtree Studio Server. The Plumtree Collaboration Server and the Plumtree Studio Server are planned for commercial release in the first quarter of 2002. Our solution also includes infrastructure, which we call the Plumtree Internet Architecture, for assembling information and applications using Internet protocols.

 Plumtree Corporate Portal

   The Plumtree Corporate Portal is an enterprise software solution that offers a portal user experience and related administration tools. The portal user experience consists of Personalized Portal Pages, Plumtree Portal Communities and the Plumtree Document Directory. The administration tools manage and secure all the resources integrated in the portal.

   Personalized Portal Pages. The personalized portal page is a Web page that can be easily assembled by each portal user, combining categories drawn from the portal's document directory with information and services integrated as Plumtree Gadget Web Services from different systems.

   Plumtree Portal Communities. Communities are similar to personalized portal pages, but are assembled by a manager or project leader to communicate a group view of the business or project, and to promote collaboration. Communities consist of Gadget Web Services and categories drawn from the document directory, and can also feature collaboration services for document sharing, threaded conversation and assigning tasks to group members. A typical portal deployment offers a wide variety of communities. Organizations can use communities as business-to-employee resource centers, projecting a company-wide, regional or departmental view of the business. Organizations can also use communities as a business-to-business forum for collaborating with partners and customers, or as an employee-to-employee working site for completing projects.

   Plumtree Document Directory. The document directory organizes links to a wide variety of documents from different sources in a hierarchy of categories defined by each Plumtree customer. This hierarchy is known as a taxonomy, and acts as a way to visualize and administer an index of content on the Internet and within an enterprise. Users search or browse this taxonomy, and can also select categories from the taxonomy to embed in a personalized or community portal page, which highlights the most recent documents available for that category.

   The directory indexes more than 15 types of documents, as well as Web pages, database reports and electronic mail messages from Lotus Notes and Microsoft Exchange. The portal stores only an index of the documents, with links in the directory to their original location, avoiding content replication. To identify new documents to index, the portal automatically scans a wide variety of document databases, file systems, Web sites and messaging databases. The portal can be extended to scan new types of repositories using modular components called Plumtree Crawlers, and to index documents in new formats using modular components called Plumtree Accessors. These components operate on a server separate from the Web server hosting the portal application, improving reliability and performance.

   The document directory can be overseen by a large number of content experts in different parts of an organization. These experts review the recommendations of the portal's categorization engine to determine if documents have been appropriately indexed in the section of the taxonomy that they administer.

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

 Gadget Web Services

   The Plumtree Corporate Portal integrates application resources from many systems through our Gadget Web Services. Gadget Web Services are portal components operating on separate computers that integrate into the portal dynamic information such as e-mail inboxes or sales reports, as well as interactive services such as threaded conversations, online procurement or an employee directory. Portal users can build a portal page easily by choosing the Gadget Web Services to be included in their page.

   Gadget Web Services can draw on resources from existing applications or provide a new capability hosted entirely by the Gadget Web Service. Plumtree offers Gadget Web Services for a broad variety of systems from such vendors as Cognos, Documentum, IBM, Microsoft, PeopleSoft, SAP and Siebel.

   Portal users can assemble Gadget Web Services in personalized portal pages to simplify access to the resources they use most, and in community pages to share information and services with others. By integrating the most useful electronic resources in a simple, personalized experience that people visit every day, Gadget Web Services can offer information technology departments the flexibility to deliver information from a wide range of systems more quickly, at lower cost, and to broader audiences than they could by Web-enabling the entire application.

   To ensure the quality of Gadget Web Services based on applications from other vendors, Plumtree has developed an extensive customer-aided design and testing program for certifying Gadget Web Services. Gadget Web Services that meet this program's criteria are released as Plumtree Enterprise Class Gadget Web Services. Enterprise Class Gadget Web Services are sold and supported by Plumtree as separate products. We believe that the reliability and scalability of our Gadget Web Services differentiate our solution and increase our per-customer revenue opportunities. The Gadget Web Services now available with the Plumtree Corporate Portal are designed to allow customers to deploy a portal that will provide access to their most important systems rapidly, requiring little or no custom development.

    Collaboration Server. Plumtree plans to release commercially in the first quarter of 2002 the Plumtree Collaboration Server. Designed to allow Plumtree Corporate Portal users to collaborate on projects and manage documents and schedules, the Collaboration Server offers a new experience within the portal exclusively dedicated to collaboration. This product also embeds in the portal Gadget Web Services that summarize the status of a project or highlight a user's deadlines from all of the projects to which he or she belongs. The Collaboration Server relies on the portal's security scheme, recognizing the portal's users and groups, and offers an integrated administrative environment. As a result, the portal can combine collaboration tasks with a portal experience that many users already visit every day, without requiring the organization to suffer the expense of deploying and launching a separate system with separate security. The Collaboration Server will be the first major example of our strategy to build products that not only integrate existing applications and information into the portal, but also provide new services to our customers.

    Studio Server. Plumtree plans to release commercially in the first quarter of 2002 the Plumtree Studio Server, a graphical environment designed to allow portal administrators and workgroup leaders to create Web services without any coding. The Plumtree Studio Server also features templates for creating Web services that automate business processes for such tasks as approving travel requests or procuring office equipment.

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

 Plumtree Internet Architecture

   The Plumtree Internet architecture is based on our use of Internet standards such as Hypertext Transfer Protocol (HTTP), Simple Object Access Protocol
(SOAP), Universal Description Discovery and Intergration (UDDI) and Extensible Mark-up Language (XML). Through the use of these protocols, we can integrate applications, content, security and search services. Plumtree offers a parallel engine for high-performance, enterprise-scale communications using these standards. We believe we offer the first enterprise solution in which all integration is based on Internet standards, and that this architecture offers customers greater flexibility, reduced development costs and maximum reliability. Because it can broker resources across different platforms and networks, the Plumtree Corporate Portal can integrate a wide range of resources from other systems.

 Plumtree Corporate Portal Version 4.51

   We currently plan to introduce the next version of the Plumtree Corporate Portal in the first half of 2002. Version 4.51 will expand our Internet architecture to:

      Index and categorize content from different repositories: Crawler Web Services, a more robust version of our current crawler technology, will scan other repositories for content to index in the portal's document directory.

      Authenticate users: Authentication Web Services will authenticate users against different user directories, such as Lightweight Directory Access Protocol (LDAP), Windows NT, and Active Directory directories.

Services

   In addition to offering infrastructure software, we offer customers, systems integrators and technology vendors deployment and support services.

 Professional Services

   We offer professional services to deploy the Plumtree Corporate Portal at customer sites, and to train alliance members, including technology vendors and systems integrators. Our consultants participate in joint deployments with systems integrators, increasing our capacity to deploy at a large number of customer sites.

 Customer Care Services

   We provide customer care through technical support and assigned account managers. Technical support is offered for customers and alliance members worldwide via e-mail and telephone through our support centers in San Francisco and London 24 hours per day, seven days per week. Customers, systems integrators and technology vendors may also receive technical support through Plumtree's support portal, which is a deployment of our own portal software. In addition, local account managers act as advocates within Plumtree to assist customers in defining their business requirements and obtaining the needed resources for a successful deployment. Plumtree also offers premium support, which includes developer support, dedicated account management and on-site support.

 Training Services

   We offer a series of training classes designed to provide our customers and alliance members with the knowledge and tools necessary to deploy, administer and expand the portal within the enterprise. Offered both at customer sites and at training centers in various cities, these classes train individuals from customer and alliance member organizations.

Alliances

   We have developed relationships with a wide range of technology and systems integrator alliance members. These relationships generate new sales opportunities, increase our deployment capacity and enhance our product's features.

 Technology Vendors

   Because a portal exists to integrate access to a wide range of technologies, we seek to further establish our platform by cultivating extensive technology vendor support. Several alliance members have participated in development of Gadget Web Services, augmenting our ability to develop new portal extensions. We also market our product through technology alliance members, participating in joint events and engaging alliance member sales people to promote joint solutions. We have relationships with over 50 technology alliance members. We have established our most significant relationships with technology vendors such as Documentum, IBM, Interwoven and Microsoft.

 Systems Integrators

   We have established relationships with over 65 systems integrators, and have trained their technicians on methodologies for deploying our technology. By offering our customers deployment services, systems integrator alliance members increase our ability to meet customers' needs and allow us to focus on developing and licensing our software. Systems integrators also collaborate with our engineers and customers on the development of Web services, and identify and pursue sales opportunities on our behalf. Systems integrators that help deploy and re-sell our products include Accenture, Cap Gemini Ernst & Young, Computer Sciences Corporation, Electronic Data Systems, IBM, Microsoft Consulting Services and Project Performance Corporation.

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

Customers

   We have licensed our products to over 300 customers. Our clients represent a broad spectrum of enterprises. For 2000 and 2001, no single customer accounted for 10% or more of our net revenue. Customers that we have invoiced $500,000 or more in license and maintenance fees during the years 1999, 2000 and 2001 include the following:

Aerospace and             Insurance and Financial
Manufacturing             Services                      Pharmaceutical and Healthcare
-------------             -----------------------       -----------------------------
Airbus                    FM Global                     Amgen
AMR (American
Airlines)                 Merrill Lynch                 Bristol-Myers Squibb
American Standard         Robertson Stephens            Eli Lilly
Boeing                    State Street Corporation      GlaxoSmithKline
Ford Motor Company        Swiss Reinsurance Company     Pfizer
Motorola                  Unicredito Italiano SPA       Pharmacia
Solectron                                               Zimmer Holdings
United Technologies Corporation
Petrochemical and Energy  Retail and Consumer           Government and Education
------------------------  -------------------           ------------------------
BP                        BestBuy                       City of Calgary
Centrica                  BIC                           Highways Agency (United Kingdom)
ChevronTexaco             Cadbury Schweppes plc         Inter-American Development Bank
Cinergy                   Electronic Arts               United States Air Force
Duke Energy               Heineken                      United States Naval Air Systems Command
ExxonMobil                Kmart                         University of Chicago
First Energy
 Capital                  Procter & Gamble              University of Pittsburgh
Sun Chemical              Starbucks                     Workers Safety Insurance Board (Canada)
Transneft
                          Other
                          -----
                          ADC Telecommunications
                          Cargill
                          Computer Sciences Corporation
                          Electronic Data Systems
                          General Growth Properties
                          Paxonix
                          Safeguard Scientifics
                          Telus
                          United Messaging

Customer Profiles

   The selected customer examples below are intended to illustrate how our customers are using, or planning to use, the Plumtree Corporate Portal to solve their business needs.

 Ford Motor Company

   Ford Motor Company, the world's second largest automaker, has deployed our enterprise-wide portal for its 200,000 employees. Our Plumtree Corporate Portal is the platform for Ford's global intranet, my.ford.com. my.ford.com brings together key business applications and over one million documents across hundreds of network sites. my.ford.com now has nearly 175,000 active users across 950 Ford facilities worldwide. Activity on Ford's intranet has increased from 400,000 hits per day to more than 2 million since deploying our portal in June 2001. Performance tracking shows that my.ford.com regularly supports peak loads of up to 1,800 hits per minute.

   Ford employees can save time and become more efficient by assembling their business tools in personalized portal pages. Users can choose Web Services for collaboration, travel booking, pay and benefits, and training, and draw on a knowledge base of best practices, industry news, sales reports, product specifications and performance metrics. Ford employees have increased productivity through portal communities, or group pages of Gadget Web Services. Employees may be members of division-wide communities, such as Manufacturing, Marketing or Finance, or of smaller communities created to facilitate global collaboration on projects such as the development or launch of a particular product.

 Ketchum

   Ketchum, one of the world's largest public relations firms, chose the Plumtree Corporate Portal to power a global intranet and extranet platform. Launched in November 2000, the portal, myKGN, is now deployed to all 1,200 Ketchum employees and to select clients worldwide. With myKGN, Ketchum professionals and their clients can access hundreds of public relations Web sites, subscription media services, billing and media research applications, and thousands of documents in the portal's Web-based directory. Ketchum employees can also choose from available Gadget Web Services for daily tasks such as time entry, package tracking, media monitoring and expertise location.

   A recent internal Ketchum survey showed that 92 percent of employees rate the portal as a valuable tool. Ketchum's portal also offers Ketchum employees and clients the convenience of project collaboration via Web-based workplaces integrated as Gadget Web Services. In myKGN's secure extranets, Ketchum employees and their clients can collaborate on documents, share account information, and track key dates and tasks, helping to improve customer service and reduce the need for in-person meetings and travel. Ketchum attributed $10 million in new business in 2001 to better client service using the portal. A study measuring return on investment showed that Ketchum could realize a four-year return of $12.1 million in positive cash flow and productivity on its investment in the portal. The study identified several key areas in which our product is creating value for Ketchum, including increased sales, improved productivity, reduced training costs and reduced travel costs.

 Eli Lilly

   Eli Lilly, a leader in the global pharmaceutical industry, deployed our product for over 16,000 employees in just 90 days. Eli Lilly's portal, myELVIS (Eli Lilly Virtual Information Service), aggregates content from thousands of Lotus Notes and Documentum databases in a Web knowledge base, and integrates data from chemical and genomic databases as Gadget Web Services. Salespeople, marketing staff, physicians and scientists now share a common interface for healthcare industry news feeds, patent services, reference works, regulatory data and clinical trial results. Portal communities connect Eli Lilly employees with specific skills or product knowledge, facilitating collaboration with Gadget Web Services for document sharing, threaded discussion and group calendars.

Sales and Marketing

   We pursue accounts using our direct sales force and through systems integrators and independent software vendors. We focus our sales activities on large businesses and government organizations.

   As of December 31, 2001, our sales organization consisted of 95 managers, account executives, channel managers and product consultants, divided into six teams. We have sales representatives throughout the United States, Europe and Asia Pacific, located in major metro areas such as Amsterdam, Atlanta, Boston, Chicago, Dallas, Denver, London, Los Angeles, Minneapolis, Munich, New York, Paris, San Francisco, Seattle, Seoul, Singapore, Stockholm, Sydney, Tokyo and Washington D.C.

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

   Our marketing and technology alliances efforts are conducted by a team that, as of December 31, 2001, consisted of 16 professionals. The marketing organization is generally responsible for product positioning, product direction, communications, field events and sales tools. The product management team drives product direction, technical marketing and competitive analysis. We generate sales leads from communications programs that include our Web site, public relations, online and local seminars, tradeshows and events. The technology alliances team is responsible for forming new technology alliances and marketing existing alliances. The alliance marketing efforts are designed to support co-marketing programs with our alliance members.

Technology

   The Plumtree Corporate Portal is based on Web services technologies and a parallel engine designed to assemble those services in an enterprise solution.

 Portal Web Services

   Web services are software components that other software programs can access using the Internet protocol HTTP. The HTTP protocol connects software components written in different languages on different platforms and different networks. This flexibility to integrate software components from previously incompatible systems allows the Plumtree Corporate Portal to be extended in four principal ways:

  . Applications: Web services called Plumtree Gadget Web Services integrate into the portal's personalized and community pages application and Internet services from software for customer relationship management, enterprise resource planning, business intelligence, document management and other purposes.

  . Search: Web services called Plumtree Search Web Services open different search indexes to the portal's search capability, empowering users to search simultaneously the repositories indexed in the Plumtree portal as well as other indexes maintained by other search engines on the Internet and the corporate network.

   With the release of the Plumtree Corporate Portal 4.51 currently scheduled for the first half of 2002, we plan to offer the following additional plug-in Web services:

  . Content: Web services called Plumtree Crawler Web Services are being designed to integrate in Plumtree's document directory different types of content from different types of repositories, such as Lotus Notes, Microsoft Exchange, file systems and Documentum.

  . Security: Web services called Plumtree Authentication Web Services are being designed to synchronize users' security profiles from other systems, allowing the portal to negotiate access to the wide range of secure resources available to each user through different profiles.

 Parallel Portal Engine

   To scale to meet the needs of a large number of users who each require the integration of many Web services in a personalized, secure way, we have developed the parallel portal engine, which sends requests to multiple Web services in parallel through HTTP. Our engine can retrieve content from a large number of Web services, optimizing the number of network sockets and computing threads required for these requests. If, for example, a portal page embeds a Gadget Web Service for listing e-mail messages that takes one second to prepare, an inventory report Gadget Web Service that takes one second to prepare and an industry news Gadget Web Service that takes one second to prepare, the parallel portal engine assembles the page in approximately one second, instead of three, even if each Web service is hosted on an entirely different platform. This approach is also designed to be fault-tolerant, as Gadget Web Services operating on separate computers cannot interfere with one another or with the portal's main Web server. Features of our parallel engine include:

  . Request chaining: the parallel engine combines multiple HTTP requests into a single virtual request, reducing the number of network sockets opened and closed, and improving performance.

  . Thread conservation: traditional HTTP libraries use a separate computing thread for each HTTP request, which quickly exhausts the memory of a system that may have to open thousands of HTTP requests per second. The parallel engine opens multiple HTTP requests using one thread, increasing performance.

  . Address caching: the parallel engine stores in memory the addresses of computers hosting portal Web services, avoiding time-consuming address requests from a domain name server.

  . Time-outs: because our Internet architecture isolates faults on separate computers, the engine can bypass Web services that fail to return a result within an administrator-configured time-frame. The portal displays a cached result or an error message where that Web service would have surfaced to the user, without causing the entire portal to fail or wait indefinitely, increasing the portal's overall quality-of-service.

  . Load-balancing: the parallel engine balances loads against multiple instances of the same Web service, re-directing requests when one instance is overtaxed or fails. The portal recognizes when a portal function requires an extended connection with a particular Web service that stores information in memory while responding to the function. The portal'sload-balancing is designed to eliminate the need to purchase separate load-balancing equipment for communications between the portal and its component Web services.

  . Secure Sockets Layer: the parallel engine is designed to support optimized communications through the Secure Sockets Layer, for secure connections to thousands of Web services.

Research and Development

   Since inception, we have devoted significant resources to develop our products and technology. We believe our future success depends in large part on continuing innovation and rapid development. Our engineering organization is responsible for product architecture and technology, engineering and quality assurance. As of December 31, 2001, our engineering organization consisted of 98 employees. For the years ended December 31, 1999, 2000 and 2001, our research and development expenses totaled approximately $1.7 million, $7.6 million and $14.1 million. We expect to continue to devote substantial resources to our research and development activities.

Intellectual Property and Licensing

   Our success and ability to compete is dependent in part on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing the proprietary rights of others. We rely primarily on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information. For example, we license rather than sell our software to customers and require licensees to enter into license agreements that impose certain restrictions on their ability to utilize the software. We have filed one provisional and five non-provisional patent applications with the U.S. Patent and Trademark Office. There can be no assurance that any of our intellectual property rights will not be challenged or invalidated.

   We also enter into license agreements with respect to our technology, documentation and other proprietary information. Those licenses are generally non-transferable and typically have a perpetual term. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy, reverse engineer or otherwise obtain and use our products or technology that we consider proprietary, and third parties may attempt to develop similar technology independently. Policing unauthorized use of our products is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination and security of software and other data transmitted.

   We integrate third-party software into our products. This third-party software may not continue to be available on commercially reasonable terms. If we fail to maintain licenses to third-party software, shipments of our products could be delayed until equivalent software could be developed or licensed and integrated into our products, which could seriously harm our business, operating results and financial condition.

   We do not believe that any of our products infringe the proprietary rights of third parties. However, third parties may assert infringement claims against us in the future with respect to current or future products. Further, we expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any claims of that variety, with or without merit, could cause a significant diversion of management attention, result in costly and protracted litigation, cause product shipment delays, refund license fees, indemnify our customers and alliance members or require us to enter into royalty or licensing agreements. Those royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business.

   Our policy is to require all of our employees to sign nondisclosure and confidentiality agreements. From time to time, we hire or retain employees or consultants who have worked for independent software vendors or other companies developing products similar to those offered by us. Those prior employers may claim that our products are based on their products and that we have misappropriated their intellectual property. Any claims of that variety, with or without merit, could cause a significant diversion of management attention, result in costly and protracted litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Those royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could harm our business.

Competition

   The market for our product is intensely competitive and highly fragmented, characterized by rapid technological change, evolving industry standards, changes in customer needs and new product introductions.

   We compete principally on the basis of:

  .  product features, quality and performance;

  .  the scalability of our Internet architecture;

  . interoperability of the product with existing applications, content repositories and security systems;

  .  number, size and satisfaction of customers;

  .  number and significance of alliances; and

  .  strength of sales and services channels.

We believe we compete favorably with our competitors on the basis of these factors.

   Some established software vendors, such as PeopleSoft, SAP and Siebel, are Web-enabling traditional client-server applications, which in some cases are being labeled as portal applications. Prospective customers who require only a Web view of their applications may not need a corporate portal product and may be satisfied with this category of products. Some established software vendors, such as BEA, IBM and Microsoft, are offering portal-building infrastructure. These companies support a build-your-own alternative to our product. Since many prospects already license other software from these vendors, a customer-vendor relationship already exists. We also face competition from information technology departments of potential customers that have developed or may develop in-house technologies that may substitute for those offered by us. We expect these internal development initiatives will continue to be a source of competition. We also face competition from emerging software companies. These companies generally offer products that could substitute for those offered by us.

   We expect to face increased competition in the future from our current competitors. In addition, new competitors, or alliances among existing and future competitors, may emerge and rapidly gain significant market share. Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition, a broader range of products to offer and a larger installed customer base, any of which could provide them with a significant competitive advantage. We expect that the rapid evolution of Internet-based software applications and standards will require us to adapt our software products to remain competitive. If we are unable to compete successfully, we may be unable to attract and retain customers. Increased competition could also result in price reductions for our products and lower profit margins, either of which could harm our business, results of operations and financial condition.

   We may be unable to successfully compete against current and future competitors, and competitive pressures we face may harm our business, prospects, operating results and financial condition.

Litigation


   From time to time we have been subject to litigation including the pending litigation described below. Because of the uncertainties related to both the amount and range of loss on pending litigation, we are unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. Pending or future litigation could be costly, could cause the diversion of management's attention and could, upon resolution, have a material adverse effect on our business, results of operations, financial condition and cash flow.


   On November 13, 2001, we commenced an action in the District Court in The Hague against an individual, Werner Linssen, to cancel the Benelux trademark registration for "Plumtree" held by Mr. Linssen. That action is pending. In addition, we and Mr. Linssen have each commenced proceedings before the E.U.'s Office of Harmonisation of the Internal Market in opposition to each other's Community Trade Mark applications. Those proceedings have been suspended pending disposition of the Benelux action in The Hague. On November 25, 2001, we also commenced a proceeding before the Swiss Federal Institute of Intellectual Property in opposition to Mr. Linssen's trademark application for "Plumtree".


Employees

   As of December 31, 2001 we had 301 full-time employees, of whom 263 were based in North America and 38 were based in Europe and Asia Pacific. Of those employees, 111 were in sales and marketing, 98 were in product development, 72 were in professional services, technical support and training, and 20 were in finance, human resources, information systems and administrative functions. Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage, and we consider our relations with our employees to be good.

Facilities

   Our principal headquarters facility is located in approximately 41,000 square feet of office space in San Francisco, California under a lease that expires in 2006. We believe our current facilities are adequate for our needs for the foreseeable future.

                                   MANAGEMENT

Executive Officers and Directors

   The following table sets forth information regarding the executive officers, directors, and key employees of Plumtree as of December 31, 2001:

           Name                                 Position                     Age
           ----                                 --------                     ---
John Kunze................. President, Chief Executive Officer and Director   38
Eric Borrmann.............. Vice President and Chief Financial Officer        40
Glenn Kelman............... Co-Founder, Vice President of Product Management  30
                             and Marketing
John Hogan................. Vice President of Engineering                     36
Jim Flatley................ Vice President of Worldwide Field Operations      41
John Dillon................ Director                                          52
Rupen Dolasia.............. Director                                          39
Pierre Lamond.............. Director                                          71
Bernard Whitney............ Director                                          45

   John Kunze has been President, Chief Executive Officer and member of the board of directors since August 1998. Before joining Plumtree, Mr. Kunze spent his entire professional career from 1985 to 1998 at Adobe Systems. Mr. Kunze led development for the first releases of Adobe Illustrator and PhotoShop.
Mr. Kunze became Director and then Vice President of Product and Marketing at Adobe Systems, with responsibility for all product marketing and strategic acquisitions. Mr. Kunze was later promoted to Vice President of Adobe Systems Internet Products Division, which defined Adobe Systems' Internet strategy.

   Eric Borrmann has been Vice President and Chief Financial Officer since July 2000. Before joining Plumtree, Mr. Borrmann served as Corporate Treasurer at Network Associates since 1999, where he was responsible for all financial planning and investor relations at the global security and network management company. Previously, he served as Network Associates' Vice President of Finance and Operations for Europe, the Middle East and Africa. Mr. Borrmann's experience also includes senior management and systems engineering positions at Network General from 1995 to 1997, Conner Peripherals from 1990 to 1995 and Electronic Data Systems from 1985 to 1988.

   Glenn Kelman, Co-Founder and Vice President of Product Management and Marketing since March 1998, is responsible for corporate and product marketing as well as business development and collaborates with our engineering department to set the features and design of our products. Mr. Kelman managed the design and development of the first release of the Plumtree Corporate Portal. Before founding Plumtree, Mr. Kelman was a senior product manager at Informix Software, a company he joined via the acquisition of Stanford Technology Group, from 1995 to 1997. As a product manager for On-Line Analytical Processing software following Informix Software's acquisition of Stanford Technology Group, Mr. Kelman was involved in designing and launching a major release of Informix Software's On-Line Analytical Processing product line.

   John Hogan has been Vice President of Engineering since March 1998. Before joining Plumtree, Mr. Hogan was the Director of Engineering for Informix Software's On-Line Analytical Processing products from 1997 to 1998. Mr. Hogan also worked at Informix Software as a business development manager from 1996 to 1997. Before joining Informix Software, Mr. Hogan was a senior developer for Stanford Technology Group from 1994 to 1995. Mr. Hogan also worked as a manager in various development and consulting organizations at Oracle Corporation from 1989 to 1994.

   Jim Flatley, Vice President of Worldwide Field Operations since July 1999, has responsibility for sales, professional services, channel development, and customer care. Before joining Plumtree, Mr. Flatley was Vice President from March 1999 to June 1999 at Siebel Systems. Prior to working at Siebel, Mr. Flatley managed a division of 700 sales operations employees across the U.S., Latin America and Canada for Network Associates from 1990 to 1999. At Network Associates, Mr. Flatley held sales and management positions responsible for both channel and corporate sales. Mr. Flatley worked at AT&T from 1988 to 1990 as head of sales and marketing for a custom software solution to the airline industry, and IBM from 1982 to 1988, in sales and marketing.

   John Dillon has been a director of Plumtree since September 1997. Since November 2001, Mr. Dillon has served as the President and Chief Executive Officer of diCarta, Inc., a provider of enterprise contract management solutions. Prior to working at diCarta, Mr. Dillon served as the President and Chief Executive Officer of Salesforce.com from September 1999 to November 2001. Before joining Salesforce.com, Mr. Dillon was interim President and Chief Executive Officer for Sanctum. Mr. Dillon spent five years with Arbor Software from December 1993 to May 1999 as Vice President of Sales and then as President and Chief Executive Officer. He also served as President and Chief Executive Officer for Hyperion, the global enterprise software company formed through the merger of Arbor Software and Hyperion Software. Earlier in his career, he was employed at Oracle Corporation and GRiD Systems in various sales management capacities, and at EDS as a systems engineer. Mr. Dillon serves on the board of directors for Sanctum, Raplix and diCarta.

   Rupen Dolasia has been a director of Plumtree since June 1998. Mr. Dolasia is a founding member of Granite Ventures LLC (formerly H&Q Venture Associates,
LLC), a venture capital firm formed in July 1998. Prior to founding H&Q Venture Associates, Mr. Dolasia was a Vice President in Hambrecht & Quist's Venture Capital Department, which he joined in 1994. Prior to joining H&Q, Mr. Dolasia was the Manager of Information Systems consulting at PEI Consultants. Prior to joining PEI Consultants, Mr. Dolasia co-founded Grata Systems, Inc., a vendor of PC-based control and monitoring software. Mr. Dolasia focuses on information technology investments. Mr. Dolasia currently serves on the board of directors of Apogee Networks and Covalent Technologies.

   Pierre Lamond has been a director and Chairman of the Plumtree board since February 1997, and is a partner at Sequoia Capital, a Silicon Valley based venture capital firm. Mr. Lamond focuses on semiconductor, communications and software investments. Prior to joining Sequoia Capital in 1981, Mr. Lamond was a General Manager and Technical Director of National Semiconductor, a company he co-founded. He serves as Chairman of Vitesse Semiconductor and Redback Networks and is a director of Verisity.

   Bernard Whitney has been a director of Plumtree since November 2000.
Mr. Whitney has served as Chief Financial Officer of Handspring, Inc. since June 1999. From August 1997 to June 1999, he served as Executive Vice President and Chief Financial Officer of Sanmina, Inc., an electronics manufacturing company. From June 1995 to August 1997, Mr. Whitney served as Vice President of Finance for Network General Corporation, a network fault tolerance and performance management solutions company. From 1987 to June 1995, Mr. Whitney held a variety of corporate finance positions at Conner Peripherals, a storage device manufacturer.

Classified Board of Directors

   Upon the closing of this offering, our certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, before the closing of the offering, one of the nominees to the board will be elected to a one-year term, two will be elected to two-year terms and two will be elected to three-year terms. Thereafter, directors will be elected for three-year terms. Mr. Lamond has been designated a

Class III director whose term expires at the 2003 annual meeting of stockholders. Messrs. Dillon and Dolasia have been designated Class I directors whose terms expire at the 2004 annual meeting of stockholders. Mr. Kunze and Mr. Whitney have been designated Class II directors whose terms expire at the 2005 annual meeting of stockholders.


   Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

Board Committees

   We have established an audit committee and a compensation committee. The audit committee reviews our internal accounting procedures and considers and reports to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. The audit committee currently consists of Messrs. Dillion, Dolasia and Whitney. The compensation committee reviews and recommends to the board of directors the salaries, benefits and stock option grants for all employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our stock option and other employee benefit plans. The compensation committee currently consists of Messrs. Dillon, Dolasia and Lamond.

Director Compensation

   We reimburse our non-employee directors for all out-of-pocket expenses incurred in the performance of their duties as directors of Plumtree. We currently do not pay fees to our directors for attendance at meetings or for their services as members of the board of directors.

   Under our 1997 Equity Incentive Plan, directors are eligible to receive stock option grants. On September 2, 1997, the board of directors granted options to purchase an aggregate of 75,000 shares of common stock to Mr. Dillon at an exercise price per share of $0.06. The board of directors granted Mr. Kunze options to purchase an aggregate of 1,727,557 shares of common stock at an exercise price per share of $0.09 on August 13, 1998, options to purchase an aggregate of 200,000 shares of common stock at an exercise price per share of $2.20 on May 18, 2000, and options to purchase an aggregate of 100,000 shares of common stock at an exercise price of $5.00 on October 11, 2001. On September 7, 2000, the board of directors granted each of Messrs. Dolasia and Lamond options to purchase 20,000 shares of common stock at an exercise price per share of $9.00. On February 28, 2001, the board of directors granted Mr. Whitney options to purchase an aggregate of 50,000 shares of common stock at an exercise price per share of $9.00. On December 6, 2001, the board of directors granted each of Messrs. Dillon, Dolasia, Lamond and Whitney options to purchase 20,000 shares of common stock at an exercise price per share of $5.00.

Compensation Committee Interlocks and Insider Participation

   No member of the compensation committee of Plumtree serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

                           Summary Compensation Table

   The following table indicates information concerning compensation of our chief executive officer and our four most highly compensated executive officers other than the chief executive officer whose salary and bonus exceeded $100,000 for the year ended December 31, 2001. These executives are referred to as the named executive officers elsewhere in this prospectus.

   Mr. Borrmann was appointed as our chief financial officer in July 2000. On an annualized basis, Mr. Borrmann's salary was $180,000 for 2000 and he was eligible to receive an annual bonus of up to $40,000 in 2000. Mr. Flatley was appointed as our vice president of worldwide field operations in July 1999. On an annualized basis, Mr. Flatley's salary was $200,000 and he was eligible to receive an annual bonus of up to $200,000 in 1999. The other compensation amounts paid to Mr. Flatley in 2001 and 2000 represent sales commissions and, in 2000, a $3,688 payment of his accrued time off balance. The other compensation amount paid to Mr. Flatley in 1999 represents reimbursement of relocation expenses. The other compensation amounts for all other officers represent the payment of accrued paid time off balances.



                                                  Long-Term
                                                 Compensation
                                                    Awards
                                                 ------------
                            Annual Compensation   Securities
Name and Principal          --------------------  Underlying     All Other
Position               Year Salary ($) Bonus ($) Options (#)  Compensation ($)
------------------     ---- ---------- --------- ------------ ----------------
John Kunze............ 2001  250,000        --     100,000            --
 President and Chief   2000  250,000        --     200,000          9,383
  Executive Officer    1999  250,000        --         --             --

Eric Borrmann ........ 2001  192,500     43,500     50,000            --
 Vice President and    2000   84,577     14,485    400,000            --
  Chief Financial      1999      --         --         --             --
  Officer

Glenn Kelman.......... 2001  155,000     12,000     75,000            --
 Co-Founder, Vice      2000  150,000        --      75,000          9,803
  President of Product 1999  122,500        --         --             --
  Management and
  Marketing

John Hogan............ 2001  170,000     14,250     75,000            --
 Vice President of     2000  170,000      3,000    100,000          6,640
  Engineering          1999  162,500        --      75,000            --

Jim Flatley .......... 2001  200,000    120,227    200,000        560,722
 Vice President of     2000  200,000    100,000    100,000        293,671
  Worldwide Field      1999   94,247     51,100    342,000         12,400
  Operations

                       Option Grants In Last Fiscal Year

   The following table provides information concerning grants of options to purchase our common stock made during the fiscal year ended December 31, 2001 to the named executive officers.

   In the fiscal year ended December 31, 2001, we granted options to purchase up to an aggregate of 4,152,750 shares to employees, directors and consultants. All options were granted under our 1997 equity incentive plan at exercise prices at the fair market value of our common stock on the date of grant, as determined in good faith by the board of directors. All options have a term of ten years. Generally, option shares vest over four years, with 25% of the option shares vesting one year after the option grant date, and the remaining option shares vesting ratably each month for the next 36 months.

   The potential realizable values are based on an assumption that the price of our common stock will appreciate at the compounded annual rate shown from the date of grant until the end of the option term. These values do not take into account amounts required to be paid as income taxes under the Internal Revenue Code and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting. These amounts are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect our estimate of future stock price growth of the shares of our common stock. The potential realizable values at the assumed initial public offering price have been calculated at an assumed initial public offering price of $14.00 per share, the midpoint of the filing range of the offering.


                                       Individual Grants
                         ---------------------------------------------
                                                                       Potential Realizable Value     Potential
                         Number of   Percent of                          at Assumed Annual Rates   Realizable Value
                         Securities Total Options                      of Stock Price Appreciation  at the Assumed
                         Underlying  Granted to   Exercise                   for Option Term        Initial Public
                          Options   Employees in    Price   Expiration ---------------------------  Offering Price
Name                      Granted    Fiscal Year  Per Share    Date         5%            10%         Per Share
----                     ---------- ------------- --------- ---------- --------------------------- ----------------
John Kunze..............  100,000       3.3%        $5.00    10/11/11  $    314,447 $      796,871    $  900,000
Eric Borrmann ..........   50,000       1.6%        $5.00    10/11/11  $    157,224 $      398,436    $  450,000
Glenn Kelman............   75,000       2.5%        $5.00    10/11/11  $    235,835 $      597,653    $  675,000
John Hogan..............   75,000       2.5%        $5.00    10/11/11  $    235,835 $      597,653    $  675,000
Jim Flatley.............  200,000       6.6%        $5.00    10/11/11  $    628,895 $    1,593,842    $1,800,000

                    Aggregate Fiscal Year-End Option Values

   The following table describes for the named executive officers the exercisable and unexercisable options held by them as of December 31, 2001.

                  Number of Securities Underlying       Value of Unexercised
                    Unexercised Options Held at        In-The-Money Options at
                        Fiscal Year-End (#)              Fiscal Year-End ($)
                  ----------------------------------  -------------------------
Name               Exercisable       Unexercisable    Exercisable Unexercisable
----              ----------------  ----------------  ----------- -------------
John Kunze.......         1,927,557           100,000 $23,691,738   $760,000
Eric Borrmann....           200,000            50,000 $ 2,000,000   $380,000
Glenn Kelman.....            75,000            75,000 $   765,000   $570,000
John Hogan.......           325,000            75,000 $ 3,859,250   $570,000
Jim Flatley......           442,702           200,000 $ 6,087,202   $760,000

   The "Value of Unexercised In-the-Money Options at Fiscal Year End" is based on a value of $12.60 per share, the fair market value of our common stock as of December 31, 2001, as determined by the board of directors, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option. All options were granted under our 1997 Equity Incentive Plan.

Employee Benefit Plans

1997 Equity Incentive Plan

   The 1997 equity incentive plan was adopted by our board of directors on June 30, 1997 and approved by our stockholders on the same date for the benefit of our officers, directors and consultants. This plan has been amended from time to time to approve, among other things, additional shares of common stock for issuance and these amendments were approved by our stockholders. This plan provides for the grant of incentive stock options and nonstatutory stock options. An aggregate of 12.7 million shares of common stock is reserved for issuance under this plan. As of December 31, 2001, options for an aggregate of 8,299,748 shares of common stock were outstanding under this plan. We will not be granting options under this plan following the offering.

   In the event of certain mergers or consolidations of Plumtree, outstanding options will be assumed or similar options substituted. In the event outstanding options are not assumed or substituted for, these options will terminate if not exercised before the event. In the event of a dissolution or liquidation of Plumtree, outstanding options will terminate if not exercised before these events.

2002 Stock Plan

   In connection with this offering, our board of directors adopted the 2002
Stock Plan in           2002 and the stockholders will approve our 2002 Stock
Plan prior to the completion of this offering. Our 2002 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 Code, to our employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants.

   Number of Shares of Common Stock Available under the 2002 Stock Plan. We have reserved a total of 7,700,000 shares of our common stock for issuance pursuant to the 2002 Stock Plan plus (i) any shares which have been reserved but not issued under our 1997 Equity Incentive Plan as of the date of stockholder approval of the 2002 Stock Plan and (ii) any shares returned to our 1997 Equity Incentive Plan as a result of termination of options as of the date of stockholder approval of the 2002 Stock Plan. In addition, our 2002 Stock Plan provides for annual increases in the number of shares available for issuance under our 2002 Stock Plan on the first day of each fiscal year, beginning with our fiscal year 2003, equal to the lesser of 5% of the outstanding shares of common stock on the first day of our fiscal year, 3,000,000 shares or a lesser amount as our board may determine.

   Administration of the 2002 Stock Plan. Our board of directors or a committee of our board administers the 2002 Stock Plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability of the options and the form of consideration payable upon exercise.

   Options. The administrator determines the exercise price of options granted under the 2002 Stock Plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option generally may not exceed ten years and the administrator determines the term of all other options.

   No optionee may be granted an option to purchase more than 3,000,000 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted an additional option to purchase up to 1,500,000 shares.

   After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for 3 months. However, an option may never be exercised later than the expiration of its term.

   Stock Purchase Rights. The administrator determines the exercise price of stock purchase rights granted under our 2002 Stock Plan. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason (including death or disability). The purchase price for shares we repurchase will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The administrator determines the rate at which our repurchase option will lapse.

   Transferability of Options and Stock Purchase Rights. Our 2002 Stock Plan generally does not allow for the transfer of options or stock purchase rights and only the optionee may exercise an option and stock purchase right during his or her lifetime.

   Adjustments upon Merger or Change of Control. Our 2002 Stock Plan provides that in the event of our merger with or into another corporation or our change of control, the successor corporation will assume or substitute an equivalent option or right for each outstanding option or stock purchase right. If there is no assumption or substitution of outstanding options or stock purchase rights, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

   Amendment and Termination of our 2002 Stock Plan. Our 2002 Stock Plan will automatically terminate in 2012, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2002 Stock Plan provided it does not adversely affect any option previously granted under it.

2002 Employee Stock Purchase Plan

   Concurrently with this offering, we intend to establish an Employee Stock Purchase Plan.

   Number of Shares of Common Stock Available under the Purchase Plan. A total of 2,000,000 shares of our common stock will be made available for sale. In addition, our Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the Employee Stock Purchase Plan on the first day of each fiscal year, beginning with our fiscal year 2002, equal to the lesser of 2% of the outstanding shares of our common stock on the first day of the fiscal year, 1,500,000 shares, or such lesser amount as may be determined by our board of directors.

   Administration of the Purchase Plan. Our board of directors or a committee of our board administers the Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the Employee Stock Purchase Plan and determine eligibility.

   Eligibility to Participate. All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock if such employee:

  . immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

  . whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

   Offering Periods and Contributions. Our Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code and contains consecutive, overlapping 24-month offering periods. Each offering period includes four 6-month purchase periods. The offering periods generally start on the first trading day on or after February 1 and August 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the last trading day on or before August 1, 2004.

   Our Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes only a participant's base salary, wages, bonuses and overtime. A participant may purchase a maximum of 10,000 shares during a 6-month purchase period.

   Purchase of Shares. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or after a purchase period end. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends after termination of employment with us.

   Transferability of Rights. A participant may not transfer rights granted under the Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the Purchase Plan.

   Adjustments upon Merger or Change in Control. In the event of our merger with or into another corporation or change in control, a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

   Amendment and Termination of the Purchase Plan. Our Employee Stock Purchase Plan will terminate in 2012. However, our board of directors has the authority to amend or terminate our Purchase Plan, except that, subject to certain exceptions described in the Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our Purchase Plan.

2002 Director Option Plan

   In connection with this offering, our board of directors adopted the 2002 Director Option Plan, referred to as the "Director Plan", in 2002 and our stockholders will approve the Director Plan prior to the completion of this Offering. Our Director Plan provides for the periodic grant of nonstatutory stock options to our non-employee directors.

   Number of Shares of Common Stock Available Under the Director Plan. We have reserved a total of 400,000 shares of our common stock for issuance pursuant to the Director Plan, plus an annual increase equal to the lesser of (i) the number of shares needed to restore the maximum number of shares of the Company's common stock which may be available for grant under the Plan to 400,000 Shares or (ii) an amount determined by the Board.

   Administration and Grants of Options under the Director Plan. All grants of options to our non-employee directors under the Director Plan are automatic and nondiscretionary.

   We will grant each non-employee director an option to purchase 50,000 shares when such person first becomes a non-employee director (except for those directors who became non-employee directors by ceasing to be employee directors). This option will vest as to one-third of the shares subject to the option on each anniversary of the date of grant, provided the non-employee director remains a director on such dates. The exercise price for the option will be equal to the fair market value of the shares on the date of grant.

   Each non-employee director who has been a director for at least 6 months will also receive an option to purchase 20,000 shares following each annual meeting of our stockholders, unless the next annual meeting is held within 6 months of the effective date of this offering. This option will vest as to 1/12 of the shares subject to the option each month following the date of grant, provided the non-employee director remains a director on such dates.

   After termination as a non-employee director with us, an optionee must exercise an option at the time set forth in his or her option agreement. If termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will remain exercisable for a period of 3 months. However, an option may never be exercised later than the expiration of its term.

   Transferability of Options. A non-employee director may not transfer options granted under our Director Plan other than by will or the laws of descent and distribution. Only the non-employee director may exercise the option during his or her lifetime.

   Adjustments upon Merger or Change of Control. In the event of our merger with or into another corporation or change of control, the successor corporation will assume or substitute each option. If such assumption or substitution occurs, the options will continue to be exercisable according to the same terms as before the merger or change of control. Following such assumption or substitution, if a non-employee director is terminated other than by voluntary resignation, the option will become fully exercisable and generally will remain exercisable for a period of 3 months. If the outstanding options are not assumed or substituted for, our board of directors will notify each non-employee director that he or she has the right to exercise the option as to all shares subject to the option for a period of 15 days following the date of the notice. The option will terminate upon the expiration of the 15-day period.

   Amendment and Termination of our 2002 Plan. Unless terminated sooner, our Director Plan will automatically terminate in 2012. Our board of directors has the authority to amend, alter, suspend, or discontinue the Director Plan, but no such action may adversely affect any grant made under the Director Plan.

Employment Agreements

   We have offer letters with Mr. Kunze, Mr. Hogan, Mr. Flatley, and Mr. Borrmann. Each of these officers may leave or be terminated at any time. In the event of an acquisition of Plumtree or the sale of all or substantially all of the assets of Plumtree, 50% of the executive's then unvested shares subject to stock options vest immediately, except that, in the case of Mr. Hogan, all such unvested shares vest.

   Each of these individuals are eligible for bonuses payable upon attainment of objectives established by our board of directors.

Loans to Executive Officers

   In August 2000, we loaned $520,000 to Eric Borrmann, our chief financial officer, in conjunction with the exercise of an option. The note evidencing this indebtedness is a full recourse promissory note and is secured by a pledge agreement. The note accrues interest at the rate of 6% per year and is payable upon demand.

Limitation of Liability and Indemnification

   Upon the closing of this offering, our certificate of incorporation will include a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from or limitation of liability is not permitted under the Delaware General Corporation Law.

   Our bylaws will further provide for the indemnification of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Plumtree under the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

   We intend to enter into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, will provide for indemnification of these persons for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of the person's services as a director, or executive officer, as applicable, or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors, executive officers and board advisors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   Since January 1, 1999, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our common stock, or an immediate family member of any of the foregoing, had or will have a direct or indirect interest other than:

  . compensation arrangements, which are described where required under "Management"; and

  . the transactions described below.

   All of the shares of our preferred stock will automatically convert into shares of our common stock at a one-to-one ratio upon completion of this offering. The holders of our preferred stock are entitled to registration rights with respect to the shares of common stock issued or issuable upon conversion of the preferred stock. Each of the shares of preferred stock and common stock described below were issued at a price equal to the fair market value of such share on the date of purchase.

   Series E Preferred Stock Financing Round. In May 2000, we sold shares of Series E preferred stock, at a purchase price of $9.60 per share, to the following investors, among others:

  . 348,200 shares of Series E preferred stock to Sequoia Capital VII, or to entities affiliated with it.

  . 99,653 shares of Series E preferred stock to H&Q Plumtree Investors,
    L.P., or to entities affiliated with it.

  . 43,829 shares of Series E preferred stock to Red Rock Ventures L.P.

  . 47,780 shares of Series E preferred stock to Intel Corporation.

   Based on an assumed initial public offering price of $14.00 per share, the difference between the price paid per share of Series E preferred stock and the assumed initial public offering price per share of our common stock is $4.40.

   Series D Preferred Stock Financing Round. In August and December 1999, we sold shares of Series D preferred stock, at a purchase price of $1.59 per share, to the following investors, among others:

  . 1,257,861 shares of Series D preferred stock to Intel Corporation.

  . 902,514 shares of Series D preferred stock to H&Q Plumtree Investors,
    L.P., or to entities affiliated with it.

  . 628,931 shares of Series D preferred stock to Sequoia Capital VII, or to entities affiliated with it.

   Based on an assumed initial public offering price of $14.00 per share, the difference between the price paid per share of Series D preferred stock and the assumed initial public offering price per share of our common stock is $12.41.

   Series C Preferred Stock Financing Round. In June 1998, we sold shares of Series C preferred stock, at a purchase price of $0.87 per share, to the following investors, among others:

  . 1,730,769 shares of Series C preferred stock to H&Q Plumtree Investors,
    L.P.

  . 1,730,770 shares of Series C preferred stock to Sequoia Capital VII, or to entities affiliated with it.

  . 1,153,847 shares of Series C preferred stock to Red Rock Ventures L.P.

   Based on an assumed initial public offering price of $14.00 per share, the difference between the price paid per share of Series C preferred stock and the assumed initial public offering price per share of our common stock is $13.13.

   Indemnity Agreements. We intend to enter into indemnity agreements with each of our officers and directors.

   Promissory Note. In March 2000, we issued a promissory note to Red Rock Ventures L.P. for $421,000, which amount reflected Red Rock Ventures L.P.'s advance payment of the purchase price of $421,000 for 43,829 shares of Series E preferred stock. The reason for the note was to provide us with cash needed for our business operations. This note did not accrue interest and was payable on demand. This note was converted into 43,829 shares of Series E preferred stock in May 2000.

   License Transaction. In February and November 2000, we entered into agreements with Intel Corporation, a Series D and Series E preferred stockholder, for the sale of license, services and maintenance. Under these agreements, in exchange for a fee, Plumtree has granted Intel a software license and provided related support and maintenance services. These agreements were entered into in the ordinary course of business and were entered into on terms as fair as would be obtainable from third parties. As of December 31, 2001, we have recognized approximately $277,000 of revenue from Intel Corporation. We do not expect to recognize any future revenue under these agreements.

                             PRINCIPAL STOCKHOLDERS

   The following table indicates information as of December 31, 2001 regarding the beneficial ownership of our common stock by:

  . each person known to the board of directors to own beneficially 5% or more of our common stock;

  . each of our directors;

  . the named executive officers; and

  . all of our directors and executive officers as a group.

   Information with respect to beneficial ownership has been furnished by each director, officer or 5% or more stockholder, as the case may be. Except as otherwise noted below, the address for each person listed on the table is c/o Plumtree Software, Inc., 500 Sansome Street, San Francisco, California 94111.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes shares of common stock issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

   Percentage ownership calculations are based on 24,213,954 shares of common stock outstanding as of December 31, 2001, which number includes shares of common stock that will be outstanding upon the conversion of outstanding shares of preferred stock upon the closing of the offering. To the extent that any shares are issued upon exercise of options, warrants or other rights to acquire our capital stock that are presently outstanding or granted in the future or reserved for future issuance under our stock plans, there will be further dilution to new public investors.


                                                                                  Percent of Shares
                                                                 Number of           Outstanding
                                                                  Shares         --------------------
                                                               Beneficially      Before the After the
 Name                                                            Owned(1)         Offering  Offering
 ----                                                          ------------      ---------- ---------
 Entities affiliated with Sequoia Capital....................    6,772,689(2)       28.0%     23.2%
  3000 Sand Hill Road
  Building 4, Suite 280
  Menlo Park, CA 94025
 Entities affiliated with Granite Ventures LLC...............    2,732,936(3)       11.3       9.4
  One Bush Street
  San Francisco, CA 94104
 Intel Corporation...........................................    1,305,641           5.4       4.5
  2200 Mission College Boulevard
  Santa Clara, CA 95052
 John Kunze..................................................    1,927,557(4)        7.4       6.2
 Glenn Kelman................................................    1,275,000(5)        5.2       4.4
 John Hogan..................................................      625,000(6)        2.6       2.1
 Jim Flatley.................................................      442,702(7)        1.8       1.5
 Eric Borrmann...............................................      400,000(8)        1.6       1.4
 John Dillon.................................................       93,333(9)          *         *
 Pierre Lamond...............................................    6,811,022(10)      28.1      23.3
 Rupen Dolasia...............................................    2,756,269(11)      11.4       9.4
 Bernard Whitney.............................................       18,958(12)         *         *
 Executive officers and directors as a group (9 persons).....   14,349,841(13)      52.7      44.5

--------
  *  Less than 1% of the outstanding shares of common stock.
 (1) This table is based upon information supplied by officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.
 (2) Includes, on an as converted basis, 6,216,757 shares of common stock held by Sequoia Capital VII, 31,035 shares of common stock held by Sequoia 1995 LLC, 56,272 shares of common stock held by Sequoia 1997 LLC, 91,985 shares of common stock held by Sequoia International Partners, 276,601 shares of common stock held by Sequoia Technology Partners VII and 100,039 shares of common stock held by SQP 1997. The General Partners of Sequoia Capital VII, Sequoia Technology Partners, Sequoia 1995 LLC, Sequoia 1997 LLC and SQP 1997, including Pierre Lamond, who is on the board of directors of Plumtree, have shared voting and dispositive power over the shares owned by Sequoia Capital VII, Sequoia Technology Partners, Sequoia 1995 LLC, Sequoia 1997 LLC and SQP 1997.

 (3) Includes 2,593,264 shares of common stock held by H&Q Plumtree Investors, L.P. and 139,672 shares of common stock held by TODD U.S. Ventures LLC, both of which are affiliated with Granite Ventures LLC. The general partnership of Granite Ventures LLC, including Rupen Dolasia, who is on the board of directors of Plumtree, has voting and dispositive power over the shares owned by entities affiliated with Granite Ventures LLC.

 (4) Includes 1,927,557 shares of common stock issuable pursuant to stock options exercisable within 60 days of December 31, 2001, which includes 471,140 shares of common stock subject to a repurchase right in favor of Plumtree which will lapse as to 80,315 of such shares within 60 days of December 31, 2001. Also includes 653,008 shares of which Mr. Kunze's ex-wife has beneficial ownership pursuant to the terms of a divorce settlement arrangement.
 (5) Includes 75,000 shares of common stock issuable pursuant to stock options exercisable within 60 days of December 31, 2001, which includes 43,748 shares of common stock subject to a repurchase right in favor of Plumtree, which will lapse as to 3,125 of such shares within 60 days of December 31, 2001.
 (6) Includes 325,000 shares of common stock issuable pursuant to stock options exercisable within 60 days of December 31, 2001, which includes 111,633 shares of common stock subject to a repurchase right in favor of Plumtree, which will lapse as to 26,042 of such shares within 60 days of December 31, 2001.
 (7) Includes 442,702 shares of common stock issuable pursuant to stock options exercisable within 60 days of December 31, 2001, which includes 190,819 shares of common stock subject to a repurchase right in favor of Plumtree, which will lapse as to 18,446 of such shares within 60 days of December 31, 2001.
 (8) Includes 200,000 shares of common stock issuable pursuant to stock options exercisable within 60 days of December 31, 2001. Also includes 42,591 shares subject to a repurchase right in favor of Plumtree, which will lapse as to 16,667 of such shares within 60 days of December 31, 2001.
 (9) Includes 3,333 shares of common stock issuable pursuant to stock options exercisable within 60 days of December 31, 2001.
(10) Includes 23,333 shares of common stock issuable pursuant to stock options exercisable within 60 days of December 31, 2001, 15,000 shares beneficially owned by Mr. Lamond, and 6,772,689 shares owned by the entities affiliated with Sequoia Capital. Mr. Lamond, a General Partner of these entities, disclaims beneficial ownership of the shares held by such entities except to the extent of his pro rata interest in these entities.
(11) Includes 23,333 shares of common stock issuable pursuant to stock options exercisable within 60 days of December 31, 2001, 2,732,936 shares owned by the entities affiliated with Granite Ventures LLC. Mr. Dolasia, a member of these entities, disclaims beneficial ownership of the shares held by such entities except to the extent of his pro rata interest in these entities.
(12) Includes 18,958 shares of common stock issuable pursuant to stock options exercisable within 60 days of December 31, 2001.
(13) Includes 6,772,689 owned by the entities affiliated with Sequoia Capital and 2,732,936 shares owned by the entities affiliated with Granite Ventures LLC. See Notes (10) and (11) above.

                          DESCRIPTION OF CAPITAL STOCK

   Upon the closing of this offering, we will be authorized to issue 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. All currently outstanding shares of our preferred stock will automatically convert into shares of our common stock at a one-to-one ratio upon completion of this offering. The following description summarizes information regarding our capital stock and assumes our reincorporation in Delaware before the closing of this offering. This information does not purport to be complete and is subject in all respects to the applicable provisions of the Delaware General Corporation Law, our certificate of incorporation and our bylaws.

Common Stock

   Each share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Holders of common stock are entitled to receive ratably the dividends, if any, declared from time to time by the board of directors out of legally available funds. Holders of common stock have no conversion, redemption or preemptive rights to subscribe to any of Plumtree's securities. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets remaining after provision for payment of liabilities to creditors and holders of outstanding preferred stock. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Preferred Stock

   The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. We cannot predict the effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, the effects could include one or more of the following:

  . restricting dividends on the common stock;

  . diluting the voting power of the common stock;

  . impairing the liquidation rights of the common stock; or

  . delaying or preventing a change in control of us without further action by the stockholders.

   Upon the consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants

   As of December 31, 2001, we had the following warrants to purchase shares of common stock outstanding:

  . Lighthouse Capital Partners III, L.P. holds a warrant to purchase 11,250 shares at an exercise price of $2.00 per share; and

  . WXI/SAN Realty, L.L.C. holds warrants to purchase an aggregate of 41,030 shares at an exercise price of $9.60 per share.

   As of December 31, 2001, we had the following warrants to purchase shares of preferred stock outstanding:

  . Lighthouse Capital Partners II, L.P. holds a warrant to purchase 36,206 shares of Series A preferred stock at an exercise price of $0.39 per share;

  . Silicon Valley Bank holds a warrant to purchase 28,125 shares of Series C preferred stock at an exercise price of $0.87 per share;

  . Silicon Valley Bank holds a warrant to purchase 138,462 shares of Series
    D preferred stock at an exercise price of $0.87; and

  . Lighthouse Capital Partners III, L.P. holds a warrant to purchase 9,375 shares of Series D preferred stock at an exercise price of $1.59.

   All of the warrants listed above are currently exercisable and contain standard anti-dilution provisions.

Registration Rights

   Upon completion of this offering, the holders of an aggregate of 16,817,156 shares of common stock issuable upon conversion of preferred stock and upon the exercise of warrants will be entitled to rights with respect to the registration of these shares under the Securities Act of 1933, as amended, or the Securities Act. Under the terms of the registration rights agreements, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of security holders exercising registration rights, these holders are entitled to notice of this registration and are entitled to include shares of common stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in the registration. These registration rights have been waived with respect to this offering. Holders of these rights may also require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect this registration, subject to conditions and limitations. Furthermore, stockholders with registration rights may require us to file additional registration statements on Form S-3, subject to conditions and limitations.

Delaware Anti-Takeover Law

   Upon the closing of this offering, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  . before the date of the business combination, the transaction is approved by the board of directors of the corporation,

  . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding stock, or

  . on or after the date the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

   A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer Agent and Registrar

   EquiServe will serve as Transfer Agent and Registrar for our common stock.

Listing

   We have applied to have our common stock approved for listing on the Nasdaq National Market under the symbol "PLUM."

                        SHARES ELIGIBLE FOR FUTURE SALE

   We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will depress the market price for our common stock or our ability to raise capital by offering equity securities. Sales of substantial amounts of common stock, or the perception that these sales could occur, may depress prevailing market prices for the common stock.

   After this offering, approximately 29,213,954 shares of common stock will be outstanding. All of the shares sold in this offering will be freely tradable except for any shares purchased by affiliates of Plumtree. The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will be available for sale in the public market as follows:


   Date of Availability for Sale                               Number of Shares
   -----------------------------                               ----------------
   As of the date of this prospectus.........................          6,586
        , 2002 (90 days after the date of this prospectus)...              0
        , 2002 (180 days after the date of this prospectus)..     23,849,774
   At various times thereafter upon expiration of applicable
    holding periods..........................................        357,594


   Goldman, Sachs & Co. may release all or a portion of the shares subject to this lockup agreement at any time without notice.

   In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 292,134 shares immediately after this offering; or

  . the average weekly trading volume of the common stock on the Nasdaq
    National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

   Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

   Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

   Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all

Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or no sooner than 90 days after the offering upon obtaining the prior written consent of Goldman, Sachs & Co.

   We intend to file a Registration Statement on Form S-8 registering shares of common stock subject to outstanding options or reserved for future issuance under our stock plans. As of December 31, 2001, options to purchase a total 8,299,748 shares were outstanding under our stock plans. Common stock issued upon exercise of outstanding vested options, other than common stock issued to our affiliates, is available for immediate resale in the open market.

                                  UNDERWRITING

   Plumtree and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities Inc., and RBC Dain Rauscher Inc. are the representatives of the underwriters.

                            Underwriters                        Number of Shares
                            ------------                        ----------------
      Goldman, Sachs & Co. ....................................
      J.P. Morgan Securities Inc. .............................
      RBC Dain Rauscher Inc. ..................................
                                                                   ---------
          Total................................................    5,000,000
                                                                   =========

   The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

   If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 750,000 shares from Plumtree to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

   The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Plumtree. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 750,000 additional shares.

                      Paid by Plumtree                 No Exercise Full Exercise
                      ----------------                 ----------- -------------
      Per Share.......................................  $           $
      Total...........................................  $           $

   Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a
discount of up to $      per share from the initial public offering price. Any
such securities dealers may resell any shares purchased from the underwriters
to certain other brokers or dealers at a discount of up to $      per share
from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

   Plumtree, its officers, directors and principal stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date
180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

   Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among Plumtree and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Plumtree's historical performance, estimates of the business potential and earnings prospects of Plumtree, an assessment of Plumtree's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

   Plumtree has applied for quotation of its common stock on the Nasdaq National Market under the symbol "PLUM".

   In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Plumtree in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

   The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

   Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Plumtree's common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

   At the request of Plumtree, the underwriters have reserved for sale, at the initial public offering price, up to 450,000 shares of common stock offered in this offering for individuals designated by Plumtree who have expressed an interest in purchasing the shares of common stock in the offering. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered hereby.

   A prospectus in electronic format will be made available on the Web sites maintained by one or more of the lead managers of this offering and may also be made available on Web sites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

   The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

   Plumtree estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately
$         .

   Plumtree has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

   The validity of the shares of common stock being offered will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Pillsbury Winthrop LLP, San Francisco, California, is acting as counsel to the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus.

                                    EXPERTS

   The audited financial statements included in this prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                             AVAILABLE INFORMATION

   We filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered. This prospectus does not contain all of the information described in the registration statement and the related exhibits and schedules. For further information with respect to Plumtree and the common stock being offered, reference is made to the registration statement and the related exhibits and schedule. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made describe the material terms thereof. In each instance, reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the reference. A copy of the registration statement and the related exhibits and schedule may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the Commission. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

   Plumtree intends to provide its stockholders with annual reports containing financial statements audited by an independent accounting firm and quarterly reports containing unaudited financial data for the first three quarters of each year.

                            PLUMTREE SOFTWARE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Public Accountants................................... F-2

Consolidated Balance Sheets................................................ F-3

Consolidated Statements of Operations...................................... F-4

Consolidated Statements of Stockholders' Equity............................ F-5

Consolidated Statements of Cash Flows...................................... F-6

Notes to Consolidated Financial Statements................................. F-7

   After the reincorporation discussed in Note 15 to Plumtree Software, Inc.'s consolidated financial statements is effected, we expect to be in a position to render the following audit report.

                                          Arthur Andersen LLP

January 17, 2002
San Francisco, California

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Plumtree Software, Inc.:

   We have audited the accompanying consolidated balance sheets of Plumtree Software, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Plumtree Software, Inc. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

                            PLUMTREE SOFTWARE, INC.

                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)

                                                                     Pro Forma
                                                     As of         Stockholders'
                                                  December 31,       Equity at
                                                -----------------  December 31,
                                                  2000     2001        2001
                                                --------  -------  -------------
                                                                    (unaudited)
Assets
Current assets:
 Cash and cash equivalents....................  $ 13,098  $24,040
 Accounts receivable (net of allowance for
  doubtful accounts of $1,606 and $1,184,
  respectively)...............................    15,626   17,857
 Prepaids and other current assets............     3,649    1,252
                                                --------  -------
   Total current assets.......................    32,373   43,149

Property and equipment, net...................     2,752    2,934

Other assets..................................     2,876    5,177
                                                --------  -------
   Total assets...............................  $ 38,001  $51,260
                                                ========  =======

Liabilities and Stockholders' Equity
Current liabilities:
 Accounts payable.............................  $    891   $1,463
 Notes payable, current portion...............       116      --
 Accrued liabilities..........................     9,495   15,464
 Deferred revenue.............................    16,515   20,599
 Current portion of capital lease
  obligations.................................       254      254
 Line of credit...............................       --     1,600
                                                --------  -------
   Total current liabilities..................    27,271   39,380

Long-term capital lease obligations...........       368      103
Other long-term liabilities...................       --       334
                                                --------  -------
   Total liabilities..........................    27,639   39,817
                                                --------  -------
Commitments and contingencies (Note 7)

Stockholders' equity:
 Convertible preferred stock, $0.001 par
  value, aggregate liquidation preference of
  $37,937 as of December 31, 2001:
  Authorized--16,981,528 shares;
  Outstanding--16,580,830 shares, 16,580,830
   shares and 0 shares, respectively..........        17       17    $    --
 Common stock, $0.001 par value:
  Authorized--24,055,865 shares, 24,055,865
   and 41,037,393  shares;
  Outstanding--7,437,266 shares, 7,633,124
   shares and 24,213,954 shares,
   respectively...............................         7        8          25
 Additional paid in capital...................    55,194   61,916      61,916
 Warrants.....................................       361      361         361
 Notes receivable from stockholders...........      (520)    (674)       (674)
 Stock-based compensation.....................   (10,635)  (8,301)     (8,301)
 Accumulated other comprehensive loss.........       (17)     (34)        (34)
 Accumulated deficit..........................   (34,045) (41,850)    (41,850)
                                                --------  -------    --------
   Total stockholders' equity.................    10,362   11,443    $ 11,443
                                                --------  -------    ========
   Total liabilities and stockholders'
    equity....................................  $ 38,001  $51,260
                                                ========  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            PLUMTREE SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (In thousands, except share and per share amounts)

                                           For the Year Ended December 31,
                                          -----------------------------------
                                             1999        2000        2001
                                          ----------  ----------  -----------
Revenue:
 Licenses................................ $    2,701  $   24,017      $54,055
 Services and maintenance................        653      10,126       26,119
                                          ----------  ----------  -----------
  Total revenue..........................      3,354      34,143       80,174
                                          ----------  ----------  -----------
Cost of revenue:
 Licenses................................         90       2,585        5,063
 Services and maintenance ...............      1,118      10,046       12,134
 Amortization of stock-based
  compensation(1)........................         39         754          627
                                          ----------  ----------  -----------
  Total cost of revenue..................      1,247      13,385       17,824
                                          ----------  ----------  -----------
  Gross margin...........................      2,107      20,758       62,350
                                          ----------  ----------  -----------
Operating expenses:
 Research and development(3).............      1,677       7,626       14,136
 Sales and marketing ....................      5,616      23,769       40,524
 General and administrative .............      1,407       7,243        8,519
 Restructuring charges...................        --          --           760
 Aborted offering costs..................        --          --         1,643
 Amortization of stock-based
  compensation(2)........................        286       4,166        3,900
                                          ----------  ----------  -----------
  Total operating expenses...............      8,986      42,804       69,482
                                          ----------  ----------  -----------
  Loss from operations...................     (6,879)    (22,046)      (7,132)


Other income (expense):
 Interest expense........................       (181)       (122)        (247)
 Other income............................         30         485          257
                                          ----------  ----------  -----------
  Other income (expense), net............       (151)        363           10
                                          ----------  ----------  -----------
  Net loss before taxes..................     (7,030)    (21,683)      (7,122)
  Provision for income taxes.............        --          --          (683)
                                          ----------  ----------  -----------
Net loss................................. $   (7,030) $  (21,683)     $(7,805)
                                          ==========  ==========  ===========


Net loss per common share:
 Basic and diluted....................... $    (1.78) $    (3.97)      $(1.21)
                                          ==========  ==========  ===========
 Pro forma basic and diluted
  (unaudited)............................                              $(0.34)
                                                                  ===========
Weighted average common shares
 outstanding:
 Basic and diluted.......................  3,943,730   5,461,454    6,457,553
                                          ==========  ==========  ===========
 Pro forma basic and diluted
  (unaudited)............................                          23,038,383
                                                                  ===========
(1)Amortization of stock-based
 compensation included in cost of
 revenue................................. $       39  $      754  $       627
                                          ----------  ----------  -----------

 Research and development ...............        105       1,519          908
 Sales and marketing ....................        171       1,423        1,695
 General and administrative .............         10       1,224        1,297
                                          ----------  ----------  -----------
 Total stock-based compensation included
  in operating expenses..................        286       4,166        3,900
                                          ----------  ----------  -----------
                                          $      325  $    4,920       $4,527
                                          ==========  ==========  ===========

(2)Amortization of stock-based
 compensation included in operating
 expenses:


(3) During the year ended December 31, 2000, the Company recorded a non-cash research and development charge of $824,000 (see Note 9).

  The accompanying notes are an integral part of these consolidated financial statements.

                            PLUMTREE SOFTWARE, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (In thousands, except share amounts)

                                                                                                Accumulated
                     Convertible                                             Notes     Stock-      Other                 Total
                   Preferred Stock    Common Stock    Additional           Receivable   based     Compre-                Stock-
                  ----------------- -----------------  Paid in                from     Compen-    hensive   Accumulated holders'
                    Shares   Amount  Shares    Amount  Capital   Warrants Stockholders sation      Loss       Deficit    Equity
                  ---------- ------ ---------  ------ ---------- -------- ------------ -------  ----------- ----------- --------
Balance at
December 31,
1998.............  9,108,602    9   4,057,430      4     6,615       --        --          --        --        (5,332)     1,296
 Issuance of
 Series D
 convertible
 preferred stock,
 net of issuance
 costs of $41....  5,041,445    5         --     --      7,970       --        --          --        --           --       7,975
 Issuance of
 warrants........        --   --          --     --        --         61       --          --        --           --          61
 Exercise of
 stock options...        --   --    1,342,498      1        89       --        --          --        --           --          90
 Stock-based
 compensation....        --   --          --     --      1,400       --        --       (1,400)      --           --         --
 Amortization of
 stock-based
 compensation....        --   --          --     --        --        --        --          325       --           --         325
 Net loss........        --   --          --     --        --        --        --          --        --        (7,030)    (7,030)
                  ----------  ---   ---------   ----   -------    ------     -----     -------     -----     --------   --------
Balance at
December 31,
1999............. 14,150,047   14   5,399,928      5    16,074        61       --       (1,075)      --       (12,362)     2,717
 Issuance of
 Series E
 convertible
 preferred stock,
 net of issuance
 costs of
 $1,235..........  2,430,783    3         --     --     21,996       --        --          --        --           --      21,999
 Issuance of
 warrants........        --   --          --     --        --      1,124       --          --        --           --       1,124
 Exercise of
 warrants........        --   --      100,000    --      1,024      (824)      --          --        --           --         200
 Exercise of
 stock options...        --   --    1,968,816      2     1,525       --       (520)        --        --           --       1,007
 Repurchase of
 stock...........        --   --      (51,096)   --         (5)      --        --          --        --           --          (5)
 Stock-based
 compensation....        --   --          --     --     14,480       --        --      (14,480)      --           --         --
 Issuance of
 common stock for
 services........        --   --       19,618    --        100       --        --          --        --           --         100
 Amortization of
 stock-based
 compensation....        --   --          --     --        --        --        --        4,920       --           --       4,920
 Translation
 adjustment......        --   --          --     --        --        --        --          --        (17)         --         (17)
 Net loss........        --   --          --     --        --        --        --          --        --       (21,683)   (21,683)
                  ----------  ---   ---------   ----   -------    ------     -----     -------     -----     --------   --------
Balance at
December 31,
2000............. 16,580,830   17   7,437,266      7    55,194       361      (520)    (10,635)      (17)     (34,045)    10,362
 Exercise of
 stock options...        --   --       74,467    --        168       --        --          --        --           --         168
 Acquisition of
 technology......        --   --      357,594      1     4,497       --        --          --        --           --       4,498
 Repurchase of
 stock...........        --   --     (236,203)   --       (167)      --        --          --        --           --        (167)
 Notes receivable
 from
 stockholders....        --   --          --     --        --        --       (154)        --        --           --        (154)
 Acceleration of
 employee stock
 options.........        --   --          --     --         31       --        --          --        --           --          31
 Stock-based
 compensation....        --   --          --     --      4,410       --        --       (4,410)      --           --         --
 Amortization of
 stock-based
 compensation....        --   --          --     --        --        --        --        4,527       --           --       4,527
 Cancellation of
 unvested
 options.........        --   --          --     --     (2,217)      --        --        2,217       --           --         --
 Translation
 adjustment......        --   --          --     --        --        --        --          --        (17)         --        (17)
 Net loss........        --   --          --     --        --        --        --          --        --        (7,805)    (7,805)
                  ----------  ---   ---------   ----   -------    ------     -----     -------     -----     --------   --------
                  Compre-
                  hensive
                    Loss
                  ---------
Balance at
December 31,
1998.............
 Issuance of
 Series D
 convertible
 preferred stock,
 net of issuance
 costs of $41....
 Issuance of
 warrants........
 Exercise of
 stock options...
 Stock-based
 compensation....
 Amortization of
 stock-based
 compensation....
 Net loss........ $ (7,030)
                  ---------
Balance at
December 31,
1999............. $ (7,030)
                  =========
 Issuance of
 Series E
 convertible
 preferred stock,
 net of issuance
 costs of
 $1,235..........
 Issuance of
 warrants........
 Exercise of
 warrants........
 Exercise of
 stock options...
 Repurchase of
 stock...........
 Stock-based
 compensation....
 Issuance of
 common stock for
 services........
 Amortization of
 stock-based
 compensation....
 Translation
 adjustment...... $    (17)
 Net loss........  (21,683)
                  ---------
Balance at
December 31,
2000............. $(21,700)
                  =========
 Exercise of
 stock options...      --
 Acquisition of
 technology......
 Repurchase of
 stock...........      --
 Notes receivable
 from
 stockholders....
 Acceleration of
 employee stock
 options.........
 Stock-based
 compensation....      --
 Amortization of
 stock-based
 compensation....      --
 Cancellation of
 unvested
 options.........
 Translation
 adjustment...... $    (17)
 Net loss........   (7,805)
                  ---------

Balance at
December 31,
2001............. 16,580,830  $17   7,633,124   $  8   $61,916    $  361     $(674)    $(8,301)    $ (34)    $(41,850)  $ 11,443
                  ==========  ===   =========   ====   =======    ======     =====     =======     =====     ========   ========
Balance at
December 31,
2001............. $ (7,822)
                  =========

  The accompanying notes are an integral part of these consolidated financial statements

                            PLUMTREE SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                             For the Year Ended
                                                                December 31,
                                                          --------------------------
                                                           1999      2000     2001
                                                          -------  --------  -------
Cash flows from operating activities:
 Net loss...............................................  $(7,030) $(21,683) $(7,805)
 Adjustments to reconcile net loss to net cash provided
  by (used in) operating activities:
  Provision for doubtful accounts.......................       78     1,528    1,089
  Depreciation and amortization.........................      222       658    1,771
  Amortization of stock-based compensation..............      325     4,920    4,527
  Acceleration of employee stock options................      --        --        31
  Amortization of acquired technology...................      --        --       138
  Common stock issued for services......................      --        100      --
  Amortization of warrants issued for services..........       61       838       86
  Changes in assets and liabilities:
   Accounts receivable..................................   (2,329)  (14,837)  (3,326)
   Prepaids and other current assets....................     (173)   (3,349)   2,397
   Other long term assets...............................     (108)       66      (82)
   Accounts payable.....................................      281       558      574
   Accrued liabilities..................................    1,197     8,212    5,749
   Deferred revenue.....................................      587    15,914    4,092
   Other long-term liabilities..........................      --        --       334
                                                          -------  --------  -------
     Net cash provided by (used in) operating
      activities........................................   (6,889)   (7,075)   9,575
                                                          -------  --------  -------
Cash flows from investing activities:
 Acquisition of technology..............................      --        --      (250)
 Return of (investment in) deposit......................      --     (2,533)   2,533
 Purchases of property and equipment....................     (136)   (2,401)  (1,953)
                                                          -------  --------  -------
     Net cash provided by (used in) investing
      activities........................................     (136)   (4,934)     330
                                                          -------  --------  -------
Cash flows from financing activities:
 Payments on capital lease obligations..................      (70)     (227)    (265)
 Proceeds from short-term debt..........................    1,500       --     4,667
 Repayments on short-term debt..........................   (1,700)     (200)  (3,183)
 Issuance of employee notes receivable..................      --        --      (154)
 Net proceeds from issuance of convertible preferred
  stock.................................................    7,975    21,999      --
 Proceeds from issuance of common stock.................       90     1,213      168
 Repurchase of common stock.............................      --         (5)    (167)
                                                          -------  --------  -------
     Net cash provided by financing activities..........    7,795    22,780    1,066
                                                          -------  --------  -------
Effect of change in exchange rates on cash..............      --        (17)     (29)
                                                          -------  --------  -------
Net increase in cash and cash equivalents...............      770    10,754   10,942
Cash and cash equivalents at beginning of year..........    1,574     2,344   13,098
                                                          -------  --------  -------
Cash and cash equivalents at end of year................  $ 2,344  $ 13,098  $24,040
                                                          =======  ========  =======
Supplemental disclosure of cash flow information:
  Cash paid for interest................................  $   181  $     92  $   232
                                                          =======  ========  =======
Non-cash financing activity:
  Purchases of equipment subject to capital leases......  $   284  $    500  $   --
                                                          =======  ========  =======
  Note receivable from officer to purchase stock........  $   --   $    520  $   --
                                                          =======  ========  =======
  Issuance of common stock for acquisitions of a company
   and certain technology...............................  $   --   $    --   $ 4,498
                                                          =======  ========  =======
  Liabilities assumed on acquisition....................  $   --   $    --   $   228
                                                          =======  ========  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            PLUMTREE SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION OF THE COMPANY

   Plumtree Software, Inc. (the "Company") is a California company incorporated on July 18, 1996 to develop and market infrastructure software and services that enable a business to deploy a corporate portal to information applications and Internet-based services. The Company is planning to reincorporate in the State of Delaware (see Note 15).

   The Company is subject to a number of risks associated with companies at a similar stage of development including competition from larger, more established companies, dependence on new product introductions, volatility of the industry, ability to obtain adequate funding to support growth, dependence on key individuals and the ability to attract and retain additional qualified personnel to manage the anticipated growth of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

 Foreign Currency Translation

   The functional currency of the Company's subsidiaries is the local currency. Accordingly, all assets and liabilities are translated into U.S. dollars at the current exchange rate as of the applicable balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Gains and losses resulting from the translation of the financial statements are reported as a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in other income (expense) and for the years ended December 31, 2000 and 2001 these amounts have not been material.

 Unaudited Pro Forma Stockholders' Equity

   The Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed initial public offering (the "IPO"). If the IPO is consummated under the terms presently anticipated, all of the currently outstanding shares of convertible preferred stock will be converted into 16,580,830 shares of common stock upon the closing of the IPO. The effect of the convertible preferred stock conversion has been reflected as unaudited pro forma stockholders' equity in the accompanying consolidated balance sheet as of December 31, 2001.

 Cash and Cash Equivalents

   For purposes of the consolidated statement of cash flows, the Company considers highly liquid investments with an original maturity of three months or less from the date of purchase to be cash and cash equivalents.

 Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places all of its cash

                            PLUMTREE SOFTWARE, INC.

and cash equivalents with high credit issuers. Carrying amounts of financial instruments held by the Company, which include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate fair value due to their short duration. The Company performs ongoing credit evaluations of its customers, generally requires customers to prepay for maintenance and maintains reserves for potential losses. The Company's customer base is primarily composed of businesses throughout the United States, Europe and Asia.

   No customer accounted for greater than 10% of total revenue for the years ended December 31, 2000 and 2001. Two customers accounted for 16% and 13% of accounts receivable at December 31, 2000. One customer accounted for 28% of accounts receivable at December 31, 2001.

 Valuation Accounts

   Below is a summary of the changes in the Company's allowance for doubtful accounts for the years ended December 31, 1999, 2000 and 2001 (in thousands):

                                          Beginning                      Ending
                                           Balance  Additions Deductions Balance
                                          --------- --------- ---------- -------
   Year ended December 31:
       1999..............................  $  --     $   78     $  --    $   78
       2000..............................  $   78    $1,528     $  --    $1,606
       2001..............................  $1,606    $1,089     $1,511   $1,184

   Deductions include all charges against reserves. These deductions were made in the normal course of business and only for the specific use for which the reserve was identified and intended.

 Property and Equipment

   Property and equipment are stated at cost. Depreciation and amortization is provided using the straight-line method over the shorter of the lease term or the estimated useful life of two to four years.

 Commissions

   The Company records commissions as a result of sales commissions due to employees relating to contracts that have been signed. The Company recognizes the commission expense in the period in which the commission is earned, which may or may not coincide with the recognition of revenue for the respective contract.

 Stock-Based Compensation

   The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," in October 1995. This accounting standard permits the use of either a fair value based method of accounting or the method defined in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") to account for stock-based compensation arrangements. Companies that follow APB 25 are required to disclose the pro forma net income
(loss) that would have resulted from the use of the fair value based method. The Company has elected to continue to account for its stock-based compensation arrangements under the provisions of APB 25, and, accordingly, it has included in Note 10 the pro forma disclosures required under SFAS No. 123.

                            PLUMTREE SOFTWARE, INC.

   In March 2000, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25)" ("FIN 44"). FIN 44 provides guidance on the application of APB 25, particularly as it relates to options. The effective date of FIN 44 is July 1, 2000 and the Company has adopted FIN 44 as of that date.

 Restructuring Charges

   In March 2001, the Company undertook a workforce reduction and abandonment of a leased facility and incurred a charge of $760,000. The Company had paid for all of the costs incurred with the restructuring as of December 31, 2001.

 Software Development Costs

   The Company accounts for internally generated software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company defines as the development of a working model and further defines as the completion of beta testing of the software. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in technology. Such costs are reported at the lower of unamortized cost or net realizable value. To date, internal software development costs that were eligible for capitalization have been insignificant and the Company has charged all software development costs to research and development expense as incurred.

   The Company has capitalized technology costs associated with the acquisitions discussed in Note 5, as the technology acquired had reached technological feasibility prior to acquisition. The Company periodically reviews these costs to ensure they are being recorded at the lower of unamortized cost or net realizable value. Net realizable value is determined using assumed future cash flows related to sales of the underlying technology.

 Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions made by management include utilizing the percentage of completion contract accounting method, determination of the fair value of stock options and the valuation allowance related to net deferred tax assets.

 Revenue Recognition

   License revenue consists principally of revenue from the licensing of the Company's software and is generally recognized when a contract is executed, all delivery obligations have been met, the fee is fixed or determinable, and collectibility is probable. When licenses are sold together with

                            PLUMTREE SOFTWARE, INC.

services, in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), license fees are recognized upon delivery, provided that (1) the above criteria have been met, (2) payment of the license fees is not dependent upon the performance of the services, and (3) the services do not include significant modifications to the features and functionality of the software.

   The Company has not established vendor specific objective evidence of fair value ("VSOE") for license sales and recognizes revenue from arrangements with multiple elements involving software licenses under the residual method as outlined in SOP 97-2. To the extent that a discount exists on any of the elements, the Company follows the residual method and attributes that discount entirely to the delivered elements.

   Service revenue consists of consulting, training and installation services that the Company provides to its customers. Revenue from such services is generally recognized as the service is performed. If services are included with a license agreement, amounts related to services are unbundled from the license fee based on VSOE as established by transactions where such services have been sold separately. Prior to December 1999, the Company had not yet established VSOE for service revenue. Accordingly, the Company recognized license revenue sold together with services as the services were performed. In December 1999, the Company formed a separate professional services department and senior management set standard pricing establishing VSOE for these services.

   For a majority of the Company's arrangements, the services provided are not essential to the functionality of the software and typically can include:

  . developing a project scope;

  . installing and configuring the product; and

  . developing portal content including defining and setting up the initial taxonomy of the directory.

   In some arrangements, the services that the Company provides are essential to the functionality of the software and can include:

  . modifying the user interface to fit a specific environment;

  . integrating its products into environments with legacy systems and custom applications; and

  . changing functionality of the product or its architecture, such as unique search requirements or elaborate document management capabilities.

   For the arrangements in which the services provided are essential to the functionality of the software, both the license revenue and service revenue are recognized in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts" ("SOP 81-1"). The Company accounts for these arrangements under the percentage of completion contract accounting method pursuant to SOP 81-1. Completion is measured based upon hours incurred utilizing scope documents prepared by the customer and the Company.

   The Company has entered into license arrangements where its services are essential to the functionality of the software but the scope of the implementation has not yet been completed. The Company defers recognition of all revenue from such arrangements until the scope of the implementation has been determined and a scope document is prepared. Upon finalization of the

                            PLUMTREE SOFTWARE, INC.

implementation scope, revenue is recognized using the percentage of completion contract method. Included in deferred revenue at December 31, 2000 was $6.2 million related to six arrangements for which the implementation scope was not yet completed. Included in accounts receivable at December 31, 2000 was $2.5 million related to these arrangements. Included in deferred revenue at December 31, 2001 was $7.1 million related to five arrangements for which the implementation scope was not yet completed. Included in accounts receivable at December 31, 2001 was $4.9 million of accounts receivable related to these arrangements.

   Maintenance revenue relates to the technical support and software updates the Company provides to its customers. Revenue on maintenance contracts is recognized ratably over the term of the contract. If maintenance is bundled with a license agreement, amounts related to maintenance are unbundled from the license fee based on VSOE as established by the renewal rates the Company charges in accordance with its contracts and its established pricing.

   For arrangements which require delivery of unspecified future products over a period, the Company uses the subscription method and recognizes revenue ratably over the period.

 Net Loss Per Share

   Basic and diluted net loss per common share are presented in conformity with SFAS No. 128, "Earnings Per Share," for all periods presented. In accordance with SFAS No. 128, basic net loss per share is calculated by dividing net loss by the weighted average common shares outstanding during the period, less shares subject to repurchase. Diluted income per share is calculated by dividing net income by the weighted average common shares outstanding adjusted for all potential common shares, which includes shares issuable upon the exercise of outstanding common stock options, convertible preferred stock, warrants, and other contingent issuances of common stock.

                                               Years Ended December 31,
                                            ---------------------------------
                                              1999        2000        2001
                                            ---------  ----------  ----------
Net loss (in thousands).................... $  (7,030) $  (21,683) $   (7,805)
                                            =========  ==========  ==========
Basic and diluted:
 Weighted average shares of common stock
  outstanding.............................. 4,233,913   6,827,003   7,376,596
 Less: Weighted average shares subject to
  repurchase...............................  (290,183) (1,365,549)   (919,043)
                                            ---------  ----------  ----------
Weighted average shares used in computing
 basic and diluted net loss per common
 share..................................... 3,943,730   5,461,454   6,457,553
                                            =========  ==========  ==========
 Basic and diluted net loss per common
  share.................................... $   (1.78) $    (3.97) $    (1.21)
                                            =========  ==========  ==========
Shares used above..........................                         6,457,553
Pro forma adjustment to reflect weighted
 effect of assumed conversion of
 convertible preferred stock (unaudited)...                        16,580,830
                                                                   ----------
Shares used in computing pro forma basic
 and diluted net loss per common share
 (unaudited)...............................                        23,038,383
                                                                   ==========
Pro forma basic and diluted net loss per
 common share (unaudited)..................                        $    (0.34)
                                                                   ==========

                            PLUMTREE SOFTWARE, INC.

   The Company has excluded all convertible preferred stock, warrants for convertible preferred stock and outstanding stock options from the calculation of diluted net loss per common share because all such securities are antidilutive for all periods presented.

   Potentially dilutive securities included the following:

                                                       As of December 31,
                                                --------------------------------
                                                   1999       2000       2001
                                                ---------- ---------- ----------
   Common stock subject to repurchase..........    661,821  1,441,890    469,517
   Options to purchase common stock............  3,806,657  5,228,634  8,299,748
   Warrants....................................    212,168    264,448    264,448
   Series A preferred stock....................  1,422,413  1,422,413  1,422,413
   Series B preferred stock....................  3,030,303  3,030,303  3,030,303
   Series C preferred stock....................  4,655,886  4,655,886  4,655,886
   Series D preferred stock....................  5,041,445  5,041,445  5,041,445
   Series E preferred stock....................        --   2,430,783  2,430,783
                                                ---------- ---------- ----------
     Total..................................... 18,830,693 23,515,802 25,614,543
                                                ========== ========== ==========

   Common stock subject to repurchase includes founders' stock and common stock issued pursuant to unvested option exercises (see Notes 10 and 11).

   Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, convertible preferred stock and common stock issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if they had been outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration.

 Pro Forma Net Loss Per Share (unaudited)

   The calculation of pro forma net loss per share assumes that all series of convertible shares have been converted into common stock as of the original issuence date.

 Stock Split

   In July 1999, the Company amended and restated its Articles of Incorporation to complete a three for two stock split of the Company's common and preferred shares which became effective immediately. All share and per share information in these financial statements have been retroactively adjusted to reflect this stock split.

 Segment Reporting

   Management has concluded that the Company only operates in one business segment.

                            PLUMTREE SOFTWARE, INC.

   Revenues by geographic regions were as follows (in thousands):

                                                                Year Ended
                                                               December 31,
                                                          ----------------------
                                                           1999   2000    2001
                                                          ------ ------- -------
     Revenues:
       Americas.......................................... $3,354 $31,625 $74,006
       Non-Americas......................................    --    2,518   6,168
                                                          ------ ------- -------
         Total........................................... $3,354 $34,143 $80,174
                                                          ====== ======= =======

 Comprehensive Income (Loss)

   SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The objective of SFAS No. 130 is to report a measure of all changes in equity of an enterprise that results from transactions and other economic events of the period other than transactions with stockholders ("comprehensive income"). Comprehensive income is the total of net income (loss) and all other non-owner changes in stockholders' equity.

 Recent Accounting Pronouncements

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," which amends SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (or January 1, 2001 for the Company). In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment of FASB Statement No. 133." SFAS 138 amends SFAS 133 to (a) exclude from the scope of SFAS No. 133 nonfinancial assets that will be delivered in quantities expected to be used or sold by a company over a reasonable period in the normal course of business and for which physical delivery is probable, (b) permit hedging of a benchmark interest rate, (c) allow hedging of foreign-currency-denominated assets and liabilities and (d) allow for limited hedging of net foreign currency exposures. The Company has no derivative financial and commodity instruments, forward contracts or hedging arrangements in cash and cash equivalents. These statements did not have a material impact on the current financial condition or results of the Company's operations.

   In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combination" ("SFAS 141"). SFAS 141 establishes new standards for accounting and reporting for business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. The Company does not believe that SFAS 141 will have a material effect on its operating results or financial position.

   In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which superceded APB Opinion No. 17, "Intangible

                            PLUMTREE SOFTWARE, INC.

Assets." SFAS 142 establishes new standards for goodwill, including the elimination of goodwill amortization, which is to be replaced with methods of periodically evaluating goodwill for impairment. The Company will adopt this statement during the first quarter of fiscal 2002 and does not believe that SFAS 142 will have a material effect on its operating results or financial position because the Company has no goodwill as of December 31, 2001.

   In June and August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Nos. 143, Accounting for Asset Retirement Obligations, and 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Under FASB Statement No. 143, the fair value of a liability for an asset retirement obligation must be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. FASB Statement No. 144 retains FASB Statement No. 121's, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, fundamental provisions for the: (1) recognition and measurement of impairment of long-lived assets to be held and used; and (2) measurement of long-lived assets to be disposed of by sale. The Company does not believe that either FASB Statement No. 143 or No. 144 will have a material impact on its financial position or results of operations. FASB Statement No. 143 is effective for fiscal years beginning after June 15, 2002, and FASB Statement No. 144 is effective for fiscal years beginning after December 15, 2001.

   In November 2001, the staff of the Financial Accounting Standards Board issued an announcement on the topic of "Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred" (the "Announcement"). The Announcement requires companies to characterize reimbursements received for out of pocket expenses incurred as revenue in the income statement. The Announcement should be applied in financial reporting periods beginning after December 15, 2001 and comparative financial statements for prior periods should be reclassified to comply with the guidance in this announcement. The Company will adopt the Announcement beginning in 2002. The Company has netted reimbursements received for out of pocket expenses against the related expenses in the accompanying consolidated statements of operations. The Announcement will have no impact on gross margin or net income but will increase services revenue and cost of services revenue.

3. PREPAIDS AND OTHER CURRENT ASSETS

   Prepaids and other current assets consist of the following (in thousands):

                                                                       As of
                                                                   December 31,
                                                                   -------------
                                                                    2000   2001
                                                                   ------ ------
     Prepaid royalties............................................ $2,005 $  633
     Prepaid other................................................  1,644    619
                                                                   ------ ------
                                                                   $3,649 $1,252
                                                                   ====== ======

                            PLUMTREE SOFTWARE, INC.

4. PROPERTY AND EQUIPMENT

   Property and equipment consists of the following (in thousands):

                                                                    As of
                                                                 December 31,
                                                                ---------------
                                                                 2000     2001
                                                                -------  ------
     Software and computer equipment........................... $ 2,954  $4,262
     Furniture and fixtures....................................     299     578
     Leasehold improvements and other..........................     540     906
                                                                -------  ------
                                                                  3,793   5,746
     Accumulated depreciation and amortization.................  (1,041) (2,812)
                                                                -------  ------
                                                                $ 2,752  $2,934
                                                                =======  ======

5. OTHER ASSETS

   Other assets consist of the following (in thousands):

                                                                    As of
                                                                 December 31,
                                                                ---------------
                                                                 2000     2001
                                                                -------  ------
     Deposits.................................................. $ 2,599  $   66
     Acquired technology, net of amortization of $138..........     --    4,838
     Other.....................................................     277     273
                                                                -------  ------
                                                                $ 2,876  $5,177
                                                                =======  ======

   In July 2001, the Company acquired certain technology for $95,000. In November 2001, the Company acquired certain technology for $85,000 and 60,000 shares of common stock. In November 2001, the Company also acquired a company (the "Acquired Company") for 297,594 shares of common stock. The acquisition of the Acquired Company was accounted for under the purchase method with the results of the Acquired Company included in the consolidated statements of operations for the year ended December 31, 2001 subsequent to the November 2001 acquisition date. In connection with these acquisitions, the Company incurred approximately $70,000 of transaction related costs. The common stock issued in connection with these transactions was recorded at its estimated fair value for accounting purposes of $12.60 per share on the date of issuance. Acquired technology is being amortized over its estimated useful life of three years. The amortization expense is being recorded as cost of revenue and was $125,000 for the year ended December 31, 2001.

                            PLUMTREE SOFTWARE, INC.

   The following unaudited pro forma summary financial information (in thousands, except for per share information) combines the consolidated results of operations of the Company as if the acquisition of the Acquired Company had occurred on January 1, 2000 and was carried forward through December 31, 2001. Preparation of the pro forma summary information was based on assumptions deemed appropriate by the Company. The pro forma summary information is not necessarily indicative of the results that actually would have occurred if the acquisition had been consummated on January 1, 2000 nor does it purport to represent the future financial position and results of operations for future periods.

                                                      Year ended December 31
                                                      ------------------------
                                                         2000         2001
                                                      -----------  -----------
     Revenue.........................................      34,285      80,381
     Loss from operations............................     (24,361)     (9,171)
     Net loss........................................     (23,981)     (9,842)
     Net loss per share (basic and diluted)..........       (4.16)      (1.46)
     Weighted average common shares outstanding
      (basic and diluted)............................       5,759       6,755

6. ACCRUED LIABILITIES

   Accrued liabilities consist of the following (in thousands):

                                                                     As of
                                                                  December 31,
                                                                 --------------
                                                                  2000   2001
                                                                 ------ -------
     Accrued commissions and bonus.............................. $3,636 $ 4,471
     Accrued sales taxes........................................  1,347   1,551
     Accrued vacation...........................................    597   1,101
     Accrued royalties..........................................    327   1,058
     Accrued other..............................................  3,588   7,283
                                                                 ------ -------
                                                                 $9,495 $15,464
                                                                 ====== =======

7. COMMITMENTS AND CONTINGENCIES

 Operating Lease Commitments

   The Company leases its facilities under operating lease agreements. The leases expire at various dates through 2006. As of December 31, 2001 future minimum lease payments under these agreements are as follows (in thousands):

     Year Ended December 31,
     -----------------------
       2002............................................................. $ 2,447
       2003.............................................................   2,573
       2004.............................................................   2,655
       2005.............................................................   2,737
       2006.............................................................   2,328
                                                                         -------
                                                                         $12,740
                                                                         =======

   Rent expense under operating leases was approximately $420,000, $1.5 million and $2.3 million for the years ended December 31, 1999, 2000, and 2001, respectively.

                            PLUMTREE SOFTWARE, INC.

   During 2000, the Company provided a deposit of approximately $2.5 million to a lessor to secure new facilities under operating leases. The deposit was released in 2001 in connection with the issuance of a $2.5 million letter of credit.

 Capital Lease Commitments

   In 1997, the Company entered into an equipment lease line which resulted in capital lease obligations expiring at various dates through the year 2002, dependent upon the date equipment was received. These obligations are secured by the underlying equipment which consists of software, computer equipment, and office and furniture equipment. In connection with this lease line, the Company issued warrants to purchase 36,206 shares of Series A at $0.39 per share (see
Note 9). In July 1999, the Company entered into an agreement to extend the equipment lease line from $200,000 to $500,000. In connection with the extension, the Company issued warrants to purchase 9,375 shares of Series D at $1.59 per share (see Note 9). In April 2000, the Company entered into an agreement for an additional equipment lease line of $500,000. In connection with the extension, the Company issued warrants to purchase 11,250 shares of common stock at $2.00 per share (see Note 9). As of December 31, 2001, the Company had borrowed approximately $1,000,000 under the lease lines.

   Minimum future lease payments under all noncancellable capital leases as of December 31, 2001 are as follows (in thousands):

     2002................................................................. $332
     2003.................................................................   59
                                                                           ----
     Total................................................................  391
     Less: Amount representing interest at 8%.............................   34
                                                                           ----
     Present value of minimum lease payments..............................  357
     Less: Current portion................................................  254
                                                                           ----
     Long-term portion.................................................... $103
                                                                           ====

 Notes Payable and Line of Credit

   In April 1998, the Company entered into a loan agreement with a bank to borrow $750,000 at an interest rate of one percent above the bank's prime rate. The loan matured in July 2001. The loan was collateralized by substantially all of the Company's assets. In connection with this loan, the Company issued warrants to purchase 28,125 shares of Series C at $0.87 per share (see Note 9).

   In March 2000, the Company issued a promissory note to an investor for $421,000. This note did not accrue interest and was payable on demand. The note was converted into 43,829 shares of Series E preferred stock in May 2000.

   In March 2001, the Company entered into a revolving line of credit with a bank to borrow up to $7.5 million at an interest rate of one percent above the bank's prime rate (6.0% at December 31, 2001). The line is collateralized by substantially all of the Company's assets. As of December 31, 2001, the Company had outstanding borrowings of $1.6 million under the line. In addition, the Company has issued a letter of credit for $2.5 million which is enforceable against the facility. The facility includes certain covenants, including liquidity requirements, all of which the Company was in compliance with as of December 31, 2001. In January 2002, the Company re-paid the total outstanding borrowings of $1.6 million under the revolving line of credit.

                            PLUMTREE SOFTWARE, INC.

 Royalties

   The Company entered into an arrangement in 1998 with a software provider to license that company's software and include it in the Company's software. This arrangement was amended in May 2000. The Company is required to pay a royalty fee computed as a percentage of net revenue, as defined in the agreement, generated from sales of its product. This agreement expires on May 18, 2003. For the years ended December 31, 2000 and 2001 the Company incurred royalty expense of approximately $1.1 million and $4.5 million, respectively, related to this arrangement.

   In 2000 and 2001, the Company has entered into various license arrangements with other software providers to license that software provider's software in the Company's product. In return for these licenses, the Company is required to pay certain fees upon signing of the arrangements plus a certain percentage of the Company's net revenue, as defined in these agreements, generated from the sales of its product. Beginning in 2001, the Company incurred royalty expense of approximately $400,000, related to these arrangements.

8. CONVERTIBLE PREFERRED STOCK

   Convertible preferred stock, par value $0.001, consists of the following, net of issuance costs (in thousands, except share information):

                                                                As of December
                                                                      31,
                                                                ---------------
                                                                 2000    2001
                                                                ------- -------
Series A:
 Authorized--1,458,621 shares
 Outstanding--1,422,413 shares;
  liquidation preference of $550............................... $   538 $   538
Series B:
 Authorized--3,030,303 shares
 Outstanding--3,030,303 shares;
  liquidation preference of $2,000.............................   1,993   1,993
Series C:
 Authorized--4,699,155 shares
 Outstanding--4,655,886 shares;
  liquidation preference of $4,035.............................   4,002   4,002
Series D:
 Authorized--5,189,282 shares;
 Outstanding--5,041,445 shares;
  liquidation preference of $8,016.............................   7,975   7,975
Series E:
 Authorized--2,604,167 shares;
 Outstanding--2,430,783 shares;
  liquidation preference of $23,336............................  21,999  21,999
                                                                ------- -------
                                                                $36,507 $36,507
                                                                ======= =======

   Significant rights, restrictions and preferences of Series A, B, C, D and E are as follows:

  . The holders of each outstanding share of Series A, B, C, D and E are entitled to receive annual, non-cumulative, dividends of $0.03, $0.05, $0.07, $0.13 and $0.77 per share, respectively, when and as declared by the board of directors, in preference to any distribution to the holders of the common stock.

                            PLUMTREE SOFTWARE, INC.

  . In the event of a liquidation, dissolution or winding-up of the affairs of the Company, the holders of each Series A, B, C, D and E shall be entitled to receive $0.39, $0.66, $0.87, $1.59 and $9.60 per share, respectively, plus all declared and unpaid dividends in preference to any distribution to the holders of the common stock. In addition, holders of Series A,B,C,D and E shall be entitled to limited participation with the holders of common stock in the distribution of all residual assets, if any.

  . The preferred shares have full voting rights equivalent to the number of common stock shares into which they are convertible.

  . Each share of preferred stock is convertible, at the option of the shareholder, into one share of common stock, subject to adjustments for certain dilutive events. Each share shall automatically convert prior to the closing of an underwritten public offering of the Company's common stock with an aggregate offering price to the public of at least $15,000,000 and a public offering price per share of at least $12.00.

9. WARRANTS

   In connection with the original equipment lease line discussed in Note 7, a warrant was issued to the leasing company for the purchase of 36,206 shares of Series A preferred stock at an exercise price of $0.39 per share. The right to purchase the Series A shares was immediately effective on signing and exercisable (i) for a period of six years or (ii) upon the closing of an initial public offering, whichever is earlier. The estimated fair value of the warrant at the date of issuance was immaterial.

   In April 1998, in connection with the loan agreement discussed in Note 7, a warrant was issued to the bank for the purchase of 28,125 shares of Series C preferred stock at an exercise price of $0.87 per share. The right to purchase the Series C shares was immediately effective upon signing and exercisable (i) for a period of five years or (ii) upon the closing of an initial public offering, whichever is earlier. The estimated fair value of the warrant at the date of issuance was immaterial.

   In March 1999, in connection with a loan agreement, a warrant was issued to the bank for the purchase of 138,462 shares of Series D preferred stock at an exercise price of $0.87 per share. The right to purchase the Series D shares was immediately effective upon signing and exercisable (i) for a period of five years or (ii) upon the closing of an initial public offering, whichever is earlier. The estimated fair value of the warrant at the date of issuance was approximately $61,000. This amount was recognized as additional interest expense over the term of the arrangement with the bank.

   In connection with the extension of the lease line discussed in Note 7, a warrant was issued to purchase 9,375 shares of Series D preferred stock at an exercise price of $1.59 per share. The rights to purchase the Series D shares was immediately effective on signing and exercisable (i) for a period of seven years or (ii) upon the closing of an initial public offering, whichever is earlier. The estimated fair value of the warrant at the date of issuance was immaterial.

   In April 2000, in connection with the extension of the equipment lease line discussed in Note 7, a warrant was issued to the leasing company to purchase 11,250 shares of common stock at $2.00 per share. The right to purchase the common stock was immediately effective upon signing and exercisable for a period of seven years. The estimated fair value of the warrant at the date of issuance was approximately $45,000. This amount will be recognized as additional interest expense over the term of the lease line which expires in 2003.

                            PLUMTREE SOFTWARE, INC.

   In May 2000, in connection with the extension of a facilities lease, a warrant was issued to the landlord to purchase 32,391 shares of common stock at $9.60 per share. The right to purchase the common stock was immediately effective upon signing and exercisable for a period of six years. The estimated fair value of the warrant at the date of issuance was approximately $155,000. This amount will be recognized as additional rent expense over the term of the facilities lease which expires in 2006.

   In May 2000, the Company entered into a research and development agreement with a customer and stockholder. A warrant was issued to this customer to purchase up to 100,000 shares of common stock at $2.00 per share. The customer earned 20,000 shares under the warrant per month for five consecutive months in return for providing certain engineering services. The estimated fair value of the warrant was approximately $824,000 based upon the estimated fair value of the warrant shares on the vesting dates. The warrant was fully vested and the estimated fair value was recognized as a research and development expense in the accompanying consolidated statement of operations for the year ended December 31, 2000. As of December 31, 2000, this warrant was exercised.

   In September 2000, in connection with the extension of the operating lease discussed in Note 7, a warrant was issued to the lessor to purchase 8,639 shares of common stock at $9.60 per share. The right to purchase the common stock was immediately effective upon signing and exercisable for a period of six years. The estimated fair value of the warrant at the date of issuance was approximately $79,000. This amount will be recognized as additional rent expense over the term of the operating lease which expires in 2006.

   The fair market value of warrants on the date of grant was computed using the Black-Scholes pricing model with the following assumptions: risk-free interest rates ranging from 5.6 percent to 6.8 percent, expected dividend yield of 0 percent, contractual lives of 0.1 to 7 years, and expected volatility of 70 percent.

                            PLUMTREE SOFTWARE, INC.

10. EQUITY INCENTIVE PLANS

   In June 1997, the Company adopted the 1997 Equity Incentive Plan (the "Plan") and has reserved 12,700,000 shares of common stock for issuance thereunder. Under the Plan, the board of directors may grant incentive and nonqualified stock options to purchase shares of the Company's common stock to employees, directors and consultants of the Company. The exercise price per share for an incentive stock option cannot be less than 100% of the fair market value as determined by the board of directors on the date of grant. The exercise price per share for nonqualified stock options cannot be less than 85% of the fair market value, as determined by the board of directors, on the date of grant. Options generally expire ten years after the date of grant and generally vest over one to four year period. In addition, certain option holder's are entitled to exercise prior to the option's vesting as long as they are employees. Should the employee subsequently leave, the Company has the right to repurchase unvested shares at the original exercise price. Option activity under the Plan through December 31, 2001 was as follows:

                                                                     Weighted
                               Shares                    Weighted    Average
                             Available     Options       Average       Fair
                             for Grant   Outstanding  Exercise Price  Value
                             ----------  -----------  -------------- --------
   Balance at December 31,
    1998....................    345,254   3,764,276       $0.06
     Authorized.............  1,500,000         --          --
     Granted................ (1,894,566)  1,894,566        0.12       $0.76
                                                                      =====
     Exercised..............        --   (1,342,498)       0.07
     Cancelled..............    509,687    (509,687)       0.07
                             ----------  ----------       -----
   Balance at December 31,
    1999....................    460,375   3,806,657       $0.09
     Authorized.............  5,000,000         --          --
     Granted................ (3,660,450)  3,660,450        3.81       $4.96
                                                                      =====
     Exercised..............        --   (1,968,816)       0.77
     Repurchased............     51,096         --         0.08
     Cancelled..............    269,657    (269,657)       2.10
                             ----------  ----------       -----
   Balance at December 31,
    2000....................  2,120,678   5,228,634       $2.33
     Authorized.............  2,000,000         --          --
     Granted................ (4,152,750)  4,152,750        6.68       $2.40
                                                                      =====
     Exercised..............        --      (74,467)       2.24
     Repurchased............    236,203         --         0.71
     Cancelled..............  1,007,169  (1,007,169)       5.80
                             ----------  ----------       -----
   Balance at December 31,
    2001....................  1,211,300   8,299,748       $4.09
                             ==========  ==========       =====

                            PLUMTREE SOFTWARE, INC.

   The following table summarizes the options outstanding at December 31, 2001:

                                           Weighted Average
        Range of       Number of Options Remaining Contractual Weighted Average   Number of
     Exercise Prices      Outstanding        Life (Years)       Exercise Price  Options Vested
     ---------------   ----------------- --------------------- ---------------- --------------
     $0.06-$0.11           2,357,292             6.78               $0.09         1,821,007
        $0.16                 22,750             7.88                0.16             9,115
        $0.32                 50,000             8.00                0.32            25,001
        $1.25                 11,797             8.07                1.25             2,423
     $2.00-$2.60           1,478,017             8.42                2.32           400,608
     $5.00-$9.00           4,157,246             9.49                6.60           376,489
        $12.60               222,646             8.80               12.60            64,250
     ------------          ---------             ----               -----         ---------
     $0.06-$12.60          8,299,748             8.50               $4.09         2,698,893
     ============          =========             ====               =====         =========

   At December 31, 2001, 469,517 shares of common stock were subject to repurchase by the Company. As a result of the early exercise provision, 4,360,595 were exercisable at December 31, 2001.

   In January 2002, the board of directors approved the Company's 2002 Stock Plan, 2002 Employee Stock Purchase Plan, and 2002 Director Option Plan. Under these plans the Company has reserved 7,700,000, 2,000,000, and 400,000 shares of common stock, respectively, for future issuance.

   The Company accounts for its stock option plans pursuant to APB 25 whereby the difference between the exercise price and the fair value at the date of grant is recognized as compensation expense. Had compensation expense for stock option plans been determined consistent with SFAS No. 123, net losses would have increased to the following pro forma amounts (in thousands, except per share amounts):

                                                    Years Ended December 31,
                                                    --------------------------
                                                     1999      2000     2001
                                                    -------  --------  -------
   Net loss as reported............................ $(7,030) $(21,683) $(7,805)
   Net loss pro forma (reflecting adjustment for
    compensation expense consistent with SFAS
    No. 123)....................................... $(7,063) $(22,330) $(9,896)
   Net loss per share as reported.................. $ (1.78) $  (3.97) $ (1.21)
   Net loss per share pro forma (reflecting
    adjustment for compensation expense consistent
    with SFAS No. 123)............................. $ (1.79) $  (4.09) $ (1.53)

   The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                    Years ended December 31,
                                                --------------------------------
                                                   1999       2000       2001
                                                ---------- ---------- ----------
   Risk-free interest rate..................... 4.7 - 6.1% 5.8 - 6.6% 4.0 - 4.8%
   Expected life of the option.................    4 years    4 years    4 years
   Dividend yield..............................         0%         0%         0%
   Volatility..................................         0%         0%         0%

   In connection with the grant of certain stock options to employees during the year ended December 31, 1999, the Company recorded stock-based compensation of approximately $1.4 million, representing the difference between the deemed value of the common stock for accounting purposes and the option exercise price or stock sale price at the date of the option grant or stock sale. Such

                            PLUMTREE SOFTWARE, INC.

amount is presented as a reduction of stockholders' equity and amortized on an accelerated basis over the vesting period of the applicable options, generally four years. Approximately $325,000 was expensed during the year ended December 31, 1999. In connection with the grant of certain stock options to employees during the year ended December 31, 2000, the Company recorded stock-based compensation of approximately $14.5 million. Approximately $4.9 million was expensed during the year ended December 31, 2000. In connection with the grant of certain stock options to employees during the year ended December 31, 2001, the Company recorded stock based compensation of approximately $4.4 million. Approximately $4.5 million was expensed during the year ended December 31, 2001. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the termination of an option holder.

   During the year ended December 31, 1999, the Company issued options to acquire approximately 14,000 shares of common stock to non-employees. The options were immediately exercisable on the date of grant. The fair value of the options on the date of grant was computed using the Black-Scholes pricing model with the following assumptions: risk-free interest rates ranging from
6.0 percent to 6.2 percent, expected dividend yield of 0 percent, contractual lives of 4 years and expected volatility of 70 percent. The estimated fair value of the options was immaterial.

   In April 2000, the Company issued 19,618 shares of common stock in exchange for services. The common stock was issued without restrictions. The estimated fair value of the stock was approximately $100,000 and was recognized as general and administrative expense in the accompanying statement of operations for the year ended December 31, 2000.

11. COMMON STOCK

   Through December 31, 2001, the Company has issued an aggregate of 4,890,470 shares of common stock to founders of the Company, all of which were subject to repurchase rights in the event of termination of employment, at the option of the Company, at $0.01 per share. These rights of repurchase expired in January 2000.

12. INCOME TAXES

   The Company accounts for income taxes pursuant to the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined using the current applicable enacted tax rate and provisions of the enacted tax law. The components of the net deferred tax asset are as follows (in thousands):

                                                                   As of
                                                               December 31,
                                                             ------------------
                                                               2000      2001
                                                             --------  --------
   Cumulative net operating loss carryforwards.............. $  9,339  $  9,024
   Research and development tax credits.....................      686     1,882
   Alternative minimum tax credit...........................      --        168
   Cumulative temporary differences.........................    2,313     3,762
                                                             --------  --------
   Total deferred tax assets................................   12,338    14,836
   Valuation allowance......................................  (12,338)  (14,836)
                                                             --------  --------
   Net deferred tax assets.................................. $    --   $    --
                                                             ========  ========

   The Company has net operating loss carryforwards as of December 31, 2001 of approximately
$17.3 million and $5.2 million, respectively, to offset future federal and state taxable income. In

                            PLUMTREE SOFTWARE, INC.

addition, the Company has net operating loss carryforwards as of December 31, 2001 of approximately $8.1 million in various foreign jurisdictions. The net operating loss carryforwards expire at various dates through the year 2021. The state loss carryforward will expire commencing in 2006. A valuation allowance has been recorded for the entire net deferred tax asset as a result of management's uncertainties regarding realization of the asset including limited operating history of the Company, the lack of profitability and uncertainty over future operating profitability and taxable income.

   The Tax Reform Act of 1986 contains provisions which may limit the net operating loss and credit carryforwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest.

   The provision for income taxes differs from the expected tax benefit amount computed by applying the statutory Federal income tax rate of 35% to net loss as follows:

                                   As of
                               December 31,
                             ---------------------
                             1999    2000    2001
                             -----   -----   -----
   Federal statutory rate..  (35.0)% (35.0)% (35.0)%
   State taxes net of
    federal benefit........   (5.8)   (5.8)   (5.8)
   Alternative minimum
    taxes..................    --      --      2.3
   Non-deductible
    compensation...........    2.3     9.3    25.5
   Federal and state
    credits................   (3.7)   (2.0)  (16.1)
   Other...................   (5.8)   (2.9)    1.3
   Foreign taxes...........    --      --      6.9
   Change in valuation
    allowance..............   48.0    36.4    30.5
                             -----   -----   -----
                               --  %   --  %   9.6 %
                             =====   =====   =====

13. 401(k) PLAN

   The Company maintains a 401(k) retirement plan for full-time employees and may make discretionary contributions. No employer contributions have been made to date.

14. RELATED PARTY TRANSACTIONS

   In November 1999, the Company entered into an agreement with a customer for the sale of license, services and maintenance. In December 1999, this customer became a Series D preferred stockholder on terms identical to the other third-party Series D investors. Through December 31, 1999, the Company had recognized approximately $165,000 in revenue from this customer. For the years ended December 31, 2000 and 2001, revenue from this customer was not significant.

   In December 1999, the Company entered into an agreement with a customer for the sale of license, services and maintenance. In May 2000, this customer became a Series E preferred shareholder on terms identical to the other third-party Series E investors. For the years ended December 31, 2000, and 2001 the Company recognized revenue of approximately $876,000 and $471,000 from this customer. As of December 31, 2000, the Company had $136,000 in accounts receivable from this customer.

   In February 2000, the Company entered into an agreement with a Series D preferred shareholder for the sale of license and services. For the year ended December 31, 2000, the

                            PLUMTREE SOFTWARE, INC.

Company recognized revenue of $277,000 and had $182,000 in accounts receivable as of December 31, 2000. For the year ended December 31, 2001, revenue from this customer was not significant.

   In May 2000, the Company entered into an agreement with a customer for the sale of license, services and maintenance. In May 2000, this customer became a Series E preferred shareholder on terms identical to the other third-party Series E investors. For the years ended December 31, 2000 and 2001, the Company recognized revenue of approximately $1.7 million and $638,000, respectively. As of December 31, 2000 and 2001, the Company had an accounts receivable balance from this customer of $202,000 and $3,000, respectively.

   In August 2000, the Company entered into a note with an officer of the Company in the amount of $520,000 to exercise options. This note is full recourse at 6.0 percent per annum and is payable upon demand.

   In October 2001, the Company entered into notes with two employees for a total of $154,000. These notes are full recourse at 6.0 percent per annum and mature in October 2003.

15. REINCORPORATION

   In connection with the planned IPO, the Board of Directors and stockholders approved the reincorporation of the Company into the State of Delaware. The Company plans to effect the reincorporation prior to the effectiveness of the IPO.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Special Note About Forward-Looking Statements............................  21
Use of Proceeds..........................................................  22
Dividend Policy..........................................................  22
Capitalization...........................................................  23
Dilution.................................................................  24
Selected Consolidated Financial Data.....................................  26
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  27
Business.................................................................  40
Management...............................................................  53
Certain Relationships and Related Transactions...........................  63
Principal Stockholders...................................................  65
Description of Capital Stock.............................................  67
Shares Eligible for Future Sale..........................................  69
Underwriting.............................................................  71
Legal Matters............................................................  73
Experts..................................................................  73
Additional Information...................................................  73
Index to Financial Statements............................................ F-1

                               ----------------

   Through and including    , 2002 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               5,000,000 Shares

                            Plumtree Software, Inc.

                                 Common Stock

                               ----------------

                                    [LOGO]

                               ----------------


                             Goldman, Sachs & Co.

                                   JPMorgan

                              RBC Capital Markets

                      Representatives of the Underwriters


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, all of which will be paid by Plumtree. All amounts are estimates, other than the Nasdaq listing fee.

   Nasdaq National Market listing fee...................................  95,000
   Accounting fees and expenses......................................... 200,000
   Legal fees and expenses.............................................. 200,000
   Printing and engraving expenses...................................... 200,000
   Transfer agent fees and expenses.....................................  10,000
   Blue sky fees and expenses...........................................   3,000
   Miscellaneous fees and expenses......................................  42,000
                                                                         -------
     Total.............................................................. 750,000
                                                                         =======

Item 14. Indemnification of Directors and Officers.

   Section 102 of the Delaware General Corporation Law, or the DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

   Section 145 of the DGCL provides, among other things, that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of Plumtree) by reason of the fact that the person is or was a director, officer, agent or employee of Plumtree or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies
(a) if the person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if the person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of Plumtree, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of Plumtree as well, but only to the extent of defense expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in these actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to Plumtree, unless the court believes that in light of all the circumstances indemnification should apply.

   Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for these actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to these actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

   The Registrant's Second Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from or limitation of liability is not permitted under the Delaware General Corporation Law.

   The Registrant's Amended and Restated Bylaws provide that:

  . the Company must indemnify its directors and officers to the fullest extent permitted by Delaware law;

  . the Company may indemnify its other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our board of directors; and

  . the Company must advance expenses, as incurred, to the Registrant's directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law.

   The indemnification provisions contained in the Registrant's Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, the Registrant maintains insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of this status.

   The Registrant intends to enter into agreements to indemnify its directors, and officers, in addition to indemnification provided for in the Registrant's bylaws. These agreements, among other things, will provide for indemnification of these persons for expenses, judgments, fines, and settlement amounts incurred by any such person in any action or proceeding arising out of the person's services as a director or officer of Registrant or as a director or officer of another corporation or other enterprise at the Registrant's request.

Item 15. Recent Sales of Unregistered Securities.

   During the past three years, the Registrant has issued unregistered securities to a limited number of persons as described below. When the Registrant has relied on Regulation D, Rule 506 thereof or Section 4(2) of the Securities Act, the investors in unregistered securities have been accredited investors.

  (a) On August 4, 1999, and December 12, 1999, Registrant issued and sold an aggregate of 5,041,445 shares of Series D preferred stock to 15 investors for $1.59 per share, or an aggregate of $8,015,898. Upon the closing of this offering, each share of Series D preferred stock will automatically convert into one share of common stock. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder.

  (b) On September 25, 1999, Registrant issued a warrant to Lighthouse Capital Partners III, L.P. to purchase up to 9,375 shares of Series D preferred stock for a weighted average exercise price of $1.59 per share. The issuance of this warrant was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

  (c) On April 5, 2000, Registrant issued and sold 19,618 shares of common stock to Ramsey Bierne Associates in consideration for services rendered. The foregoing purchase and sale was exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder on the basis that the transactions did not involve a public offering.

  (d) On April 27, 2000, Registrant issued a warrant to Lighthouse Capital Partners III, L.P. to purchase 11,250 shares of common stock for $2.00 per share. The issuance of this warrant was exempt from registration under the Securities Act pursuant to
      Section 4(2) hereof on the basis that the transaction did not constitute a public offering.

  (e) On May 2, 2000, May 8, 2000 and May 12, 2000, Registrant issued and sold an aggregate of 2,430,783 shares of Series E preferred stock to 25 investors for $9.60 per share, or an aggregate of $23,333,526. Upon the closing of this offering, each share of Series E preferred stock will automatically convert into one share of common stock. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder.

  (f) On May 8, 2000, Registrant issued a warrant to The Procter & Gamble Company to purchase 100,000 shares of common stock for $2.00 per share. This warrant was exercised in September 2000. The issuance of this warrant was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

  (g) On May 18, 2000, June 14, 2000 and on July 12, 2000, an aggregate of 225,000 shares of common stock was issued upon exercise of options under the Registrant's 1997 Equity Incentive Plan at a weighted average exercise price of $2.58 per share for an aggregate $580,500. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder on the basis that the transactions did not involve a public offering.

  (h) On May 31, 2000, Registrant issued a warrant to WXI/San Realty, L.L.C. to purchase 32,391 shares of common stock for $9.60 per share. The issuance of this warrant was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

  (i) On September 20, 2000, Registrant issued a warrant to WXI/San Realty, to purchase 8,639 shares of common stock for $9.60 per share. The issuance of this warrant was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

  (j) An aggregate of 3,476,251 shares of common stock has been issued upon exercise of options under the Registrant's 1997 Equity Incentive Plan at a weighted average exercise price of $0.51 per share or an aggregate of $1,782,197. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) or Rule 701.

  (k) On November 21, 2001 Registrant issued an aggregate of 297,594 shares of common stock pursuant to an information statement to 21 accredited and/or sophisticated investors in connection with the acquisition of a privately held corporation. The issuance of shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder.

  (l) On November 30, 2001 Registrant issued an aggregate of 60,000 shares of common stock to 7 accredited investors as partial consideration for certain assets acquired by the Registrant from a privately held corporation. The issuance of shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

   None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, except that Credit Suisse First Boston Corporation acted as placement agent in connection with the transaction described in paragraph (e) above. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution, and appropriate legends were affixed to the share certificates and instruments issued in those transactions.

Item 16. Exhibits and Financial Statement Schedules.

   a. Exhibits


   Exhibit Description
   ------- -----------
    1.1**  Form of Underwriting Agreement
    3.1**  Amended and Restated Certificate of Incorporation of the Registrant
    3.2**  Bylaws of the Registrant
    4.1**  Specimen common stock certificate
    4.2**  Amendment No. 1 to Amended and Restated Investor Rights Agreement
    4.3**  Warrant to purchase Series A Preferred Stock, dated April 8, 1997, issued to Lighthouse Capital Partners II, L.P.
    4.4**  Warrant to purchase Series C Preferred Stock, dated April 20, 1998, issued to Silicon Valley Bank
    4.5**  Warrant to purchase Series D Preferred Stock, dated April 2, 1999, issued to Silicon Valley Bank
    4.6**  Warrant to purchase Series D Preferred Stock, dated September 1,
            1999, issued to Lighthouse Capital Partners III, L.P.
    4.7**  Warrant to purchase Common Stock, dated April 27, 2000, issued to
            Lighthouse Capital Partners III, L.P.
    4.8**  Warrant to purchase Common Stock, dated May 8, 2000, issued to The
            Procter & Gamble Company
    4.9**  Warrant to purchase Common Stock, dated May 31, 2000, issued to
            WXI/SAN Realty, L.L.C.
    4.10** Warrant to purchase Common Stock, dated September 20, 2000, issued to WXI/SAN Realty, L.L.C.
    5.1**  Opinion of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation
   10.1**  Form of Indemnification Agreement between the Registrant and each of its directors and officers
   10.2**  1997 Equity Incentive Plan, as amended, and form of agreements thereunder
   10.3**  2002 Stock Plan, and form of agreements thereunder
   10.4**  2002 Employee Stock Purchase Plan, and form of agreements thereunder
   10.5**  2002 Director Option Plan, and form of agreements thereunder
   10.6**  Loan and Security Agreement, dated March 14, 2001, between the
            Registrant and Silicon Valley Bank
   10.7**  Office Lease for 500 Sansome Street, dated April 7, 1999, between the Registrant and BPG Sansome, L.L.C.
   10.8**  First Amendment to Lease for 500 Sansome Street, dated May 3, 2000, between the Registrant and WXI/SAN Realty, L.L.C.
   10.9**  Offer letter between the Registrant and John H. Kunze
   10.10** Offer letter between the Registrant and Eric Borrmann
   10.11** Offer letter between the Registrant and John Hogan
   10.12** Offer letter between the Registrant and Jim Flatley
   10.13** Second Amendment to Lease for 500 Sansome Street, dated September
            20, 2000, between the Registrant and WXI/SAN Realty, L.L.C.
   10.14** Third Amendment to Lease for 500 Sansome Street, dated November 22,
            2000, between the Registrant and WXI/SAN Realty, L.L.C.
   21.1**  Subsidiaries of the Registrant
   23.1**  Consent of Arthur Andersen LLP
   23.2**  Consent of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation (included in Exhibit 5.1)
   24.1**  Power of Attorney (included on signature page)
   27.1**  Financial Data Schedule

--------
*  To be filed by amendment.
** Previously filed.

   b. Financial Statement Schedules

Item 17. Undertakings.

   The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing certificates in the denominations and registered in the names as required by the Underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against pubic policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or
      (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, State of California, on March 14, 2002.


                                          PLUMTREE SOFTWARE, INC.

                                                     /s/ John H. Kunze
                                          By: _________________________________
                                                       John H. Kunze
                                               President and Chief Executive
                                                           Officer

   Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.


                 Name                              Title                  Date
                 ----                              -----                  ----


        /s/ John H. Kunze               President, Chief Executive   March 14, 2002
______________________________________     Officer and Director
            John H. Kunze                  (Principal Executive
                                                 Officer)


        /s/ Eric Borrmann*                Chief Financial Officer    March 14, 2002
______________________________________   (Principal Financial and
            Eric Borrmann                   Accounting Officer)

         /s/ John Dillon*                        Director            March 14, 2002
 ______________________________________
             John Dillon

        /s/ Rupen Dolasia*                       Director            March 14, 2002
 ______________________________________
            Rupen Dolasia

        /s/ Pierre Lamond*                       Director            March 14, 2002
______________________________________
            Pierre Lamond

       /s/ Bernard Whitney*                      Director            March 14, 2002
______________________________________
           Bernard Whitney


     /s/ John H. Kunze
*By: ____________________________
         John H. Kunze
      (Attorney-in-fact)

                                 EXHIBIT INDEX


 Exhibit Description
 ------- -----------
  1.1**  Form of Underwriting Agreement
  3.1**  Amended and Restated Certificate of Incorporation of the Registrant
  3.2**  Bylaws of the Registrant
  4.1**  Specimen common stock certificate
  4.2**  Amendment No. 1 to Amended and Restated Investor Rights Agreement
  4.3**  Warrant to purchase Series A Preferred Stock, dated April 8, 1997, issued to Lighthouse Capital Partners II, L.P.
  4.4**  Warrant to purchase Series C Preferred Stock, dated April 20, 1998, issued to Silicon Valley Bank
  4.5**  Warrant to purchase Series D Preferred Stock, dated April 2, 1999, issued to Silicon Valley Bank
  4.6**  Warrant to purchase Series D Preferred Stock, dated September 1, 1999, issued to Lighthouse Capital Partners III, L.P.
  4.7**  Warrant to purchase Common Stock, dated April 27, 2000, issued to
          Lighthouse Capital Partners III, L.P.
  4.8**  Warrant to purchase Common Stock, dated May 8, 2000, issued to The
          Procter & Gamble Company
  4.9**  Warrant to purchase Common Stock, dated May 31, 2000, issued to
          WXI/SAN Realty, L.L.C.
  4.10** Warrant to purchase Common Stock, dated September 20, 2000, issued to
          WXI/SAN Realty, L.L.C.
  5.1**  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
 10.1**  Form of Indemnification Agreement between the Registrant and each of its directors and officers
 10.2**  1997 Equity Incentive Plan, as amended, and form of agreements thereunder
 10.3**  2002 Stock Plan, and form of agreements thereunder
 10.4**  2002 Employee Stock Purchase Plan, and form of agreements thereunder
 10.5**  2002 Director Option, and form of agreements thereunder
 10.6**  Loan and Security Agreement, dated March 14, 2001, between the
          Registrant and Silicon Valley Bank
 10.7**  Office Lease for 500 Sansome Street, dated April 7, 1999, between the
          Registrant and BPG Sansome, L.L.C.
 10.8**  First Amendment to Lease for 500 Sansome Street, dated May 3, 2000, between the Registrant and WXI/SAN Realty, L.L.C.
 10.9**  Offer letter between the Registrant and John H. Kunze
 10.10** Offer letter between the Registrant and Eric Borrmann
 10.11** Offer letter between the Registrant and John Hogan
 10.12** Offer letter between the Registrant and Jim Flatley
 10.13** Second Amendment to Lease for 500 Sansome Street, dated September 20,
          2000, between the Registrant and WXI/SAN Realty, L.L.C.
 10.14** Third Amendment to Lease for 500 Sansome Street, dated November 22,
          2000, between the Registrant and WXI/SAN Realty, L.L.C.
 21.1**  Subsidiaries of the Registrant
 23.1**  Consent of Arthur Andersen LLP
 23.2**  Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
          (included in Exhibit 5.1)
 24.1**  Power of Attorney (included on signature page)
 27.1**  Financial Data Schedule

--------
*  To be filed by amendment.
** Previously filed.